Exhibit 99.1

Notice of Annual General Meeting of Shareholders and Management Information Circular

July 18, 2022

Alithya

Notice of Annual General Meeting of Shareholders and of Availability of Proxy Materials

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Alithya Group inc. (the “Company”) will be held as a virtual meeting on Wednesday, September 14, 2022 at 10:00 a.m. (Eastern Daylight Time) for the purposes of:

ITEMS OF BUSINESS		FOR MORE DETAILS, PLEASE REFER TO

1	Receiving the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2022 and the auditor’s report thereon (the “Annual Financial Statements”);	Section entitled “Business of the Meeting – Financial Statements” of the management information circular dated July 18, 2022 (the “Information Circular”).

2	Electing the directors of the Company;	Sections entitled “Business of the Meeting – Election of Directors” and “Nominees for Election to the Board” of the Information Circular.

3	Appointing the auditor for the year ending March 31, 2023 and authorizing the Board of Directors to fix the auditor’s remuneration; and	Section entitled “Business of the Meeting – Appointment of the Auditor” of the Information Circular.

4	Considering such other business that may properly come before the Meeting or any adjournment or postponement thereof.	Section entitled “Business of the Meeting – Other Business” of the Information Circular.

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms an integral part of this notice. The Board of Directors has fixed July 18, 2022 as the record date for the determination of the shareholders entitled to receive notice of the Meeting and vote at the Meeting. The Company will be holding the Meeting virtually via a live audio webcast available online at https://web.lumiagm.com/455633802, where all shareholders regardless of geographic location will have an equal opportunity to participate and vote.

Notice-and-Access

As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver the Information Circular prepared in connection with the Meeting and the Annual Financial Statements to both registered and non-registered shareholders. This means that instead of mailing paper copies of the Information Circular and the Annual Financial Statements, these are posted online for the Company’s shareholders to access them, which reduces mailing and printing costs, and is more environmentally friendly. Shareholders will therefore receive by mail (i) this notice, which explains how to access the Information Circular and the Annual Financial Statements electronically, and request paper copies, and how to vote and/or attend the Meeting, (ii) a form of proxy (for registered shareholders) or a voting instruction form (“VIF”) (for non-registered shareholders), with instructions on how to vote, and (iii) an additional document explaining how to attend and vote at the Meeting (the “Virtual Meeting User Guide”). Shareholders who have signed up for electronic delivery of Meeting materials will, however, receive them by email.

How to Access the Information Circular and Annual Financial Statements

The Information Circular and Annual Financial Statements and other Meeting materials are available on our website at investors.alithya.com, on the website of our transfer agent, TSX Trust Company (“TSX Trust”), at www.meetingdocuments.com/TSXT/ALYA, as well as on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

How to Request Paper Copies

Shareholders may request paper copies of the Information Circular and Annual Financial Statements at no cost.

Before the Meeting, shareholders may request paper copies on the website of TSX Trust at www.meetingdocuments.com/TSXT/ALYA or by contacting TSX Trust at 1-888-433-6443 (toll free in Canada and the U.S.) or 1-416-682-3801. The Information Circular and/or Annual Financial Statements, as applicable, will be sent within three business days of receipt of the request. To receive a paper copy of the Information Circular prior to the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 12, 2022, requests must be received by no later than 10:00 a.m. (Eastern Daylight Time) on August 31, 2022. Shareholders who request paper copies of these documents will not receive a new form of proxy or VIF and should therefore keep the form sent to them in order to vote their shares.

After the Meeting, requests for paper copies may be made by email at secretariat@alithya.com, by mail at Corporate Secretariat, Alithya Group inc., 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5, or by phone at 1-844-985-5552. Paper copies of the documents will be sent within ten business days of receipt of the request.

ALITHYA  |  Notice of Meeting and of Availability of Materials       II

How to Vote

Shareholders may vote prior to the Meeting or at the Meeting. It is however recommended that shareholders vote prior to the Meeting using all forms of proxy or VIFs received even if they intend to attend the Meeting. Shareholders should read the Information Circular and other Meeting materials before voting and refer to the instructions on their form of proxy or VIF and in the Information Circular for details on how to vote. Voting instructions must be received by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 12, 2022 (or if the Meeting is adjourned or postponed, by 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting).

How to Attend the Meeting

The Meeting will be held virtually via a live audio webcast available online at https://web.lumiagm.com/455633802 and will be open to all shareholders as well as to the general public, except that only registered shareholders and duly appointed and registered proxyholders will have the opportunity to vote and ask questions. The process to attend the Meeting is different for registered shareholders and non-registered shareholders. Please refer to the information contained in this notice, the Information Circular and the Virtual Meeting User Guide. It is recommended to undertake all required steps at least one week before the Meeting and to join the Meeting at least 15 minutes before it begins to avoid missing the beginning due to technical difficulties.

REGISTERED SHAREHOLDERS

Shareholders who received a form entitled “Form of Proxy” or an email directed to registered shareholders from TSX Trust are registered shareholders. To attend the Meeting, registered shareholders may visit https://web.lumiagm.com/455633802 on the day of the Meeting, select the option “I have a login” and enter the 13-digit control number that appears on their form of proxy or in the email they received, as their username, and “alithya2022” (case sensitive) as their password.

Registered shareholders who appointed someone other than the persons named by management as their proxyholder to represent them at the Meeting must, after having submitted their proxy, either contact or have their proxyholder contact TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 to register them by providing an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting.

NON-REGISTERED SHAREHOLDERS

Shareholders who received a form entitled “Voting Instruction Form” from TSX Trust or their intermediary or an email requesting voting instructions from their intermediary and shareholders who participate in the Company’s Employee Share Purchase Plan (“ESPP Participants”) are non-registered shareholders. Non-registered shareholders are shareholders whose shares are registered in the name of their intermediary (such as a securities broker or a financial institution) which holds them on their behalf. Because the Company and TSX Trust do not typically have a record of such shareholders, and, as a result, of their entitlement to vote, non-registered shareholders who wish to vote and ask questions at the Meeting or appoint someone else to do so must follow the following two steps:

Step 1: Submit their voting instructions and appoint themselves or someone else as their proxyholder by mail, internet, fax or email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 or such earlier deadline their intermediary may fix. Voting by phone is not recommended as it is not possible to appoint someone other than the persons named by management by phone.

Important Note: U.S. non-registered shareholders who are not ESPP Participants may not appoint someone other than the persons named by management and must contact their intermediary to obtain a legal proxy form to appoint themselves or someone else as their proxyholder. Legal proxy forms must be received by TSX Trust by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022.

Step 2: Once their voting instructions or legal proxy form has been submitted, non-registered shareholders or their proxyholder must contact TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 to register by providing an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting.

Once these steps are completed and a proxyholder control number has been received, non-registered shareholders or their proxyholder will be able to attend the Meeting at https://web.lumiagm.com/455633802 by selecting the option “I have a login” and entering their proxyholder control number as their username and “alithya2022” (case sensitive) as their password. Without a proxyholder control number, non-registered shareholders and their proxyholders will only be able to attend the Meeting by selecting the option “I am a guest”, which will not entitle them to vote or ask questions. Non-registered shareholders who do not complete the above two steps by 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 will not be able to obtain a proxyholder control number. The control number appearing on their VIF is NOT a proxyholder control number and may therefore not be used to attend the Meeting.

Questions

For questions about “Notice-and-Access” or for assistance to vote, shareholders may contact TSX Trust by phone at 1-800-387-0825 or by email at shareholderinquiries@tmx.com or Broadridge Financial Solutions, Inc. at 1-844-916-0609 (toll free in North America) or 1-303-562-9305, as applicable.

Montréal, Québec

July 18, 2022

By Order of the Board of Directors,

Nathalie Forcier

Chief Legal Officer and Corporate Secretary

ALITHYA  |  Notice of Meeting and of Availability of Materials       III

Letter to Shareholders

Dear Shareholders,

On behalf of the Board of Directors (the “Board”) and management of Alithya Group inc. (“Alithya” or “Company”), we invite you to attend Alithya’s 2022 annual general meeting of shareholders (the “Meeting”).

Fiscal 2022 was a year of validation for Alithya, marked by significant growth in revenues and continued strong performance in terms of bookings. The scope of our service offering continued to expand at a rapid pace, as did our workforce of skilled professionals, ensuring a healthy replenishment of signed contracts and new bookings.

These accomplishments also reflect the deployment of our long-term approach to mergers and acquisitions, a core element of our three-year strategic plan which enabled us to conclude four additional game-changing transactions in fiscal 2022 and the beginning of fiscal 2023. Of note, on February 1, 2022, Alithya announced the acquisition of U.S.-based Vitalyst, LLC, an award-winning Microsoft Gold Partner with a proprietary platform that complements the expertise of our Microsoft Practice. Five months later, we acquired U.S.-based Datum Consulting Group, LLC, a leader in IP enabled digital transformation services for data rich insurers, including six of the top 10 health insurers in the United States. Combined, these two acquisitions added more than 300 additional experts to Alithya’s skilled workforce, which now encompasses more than 3,900 professionals.

In light of our new critical mass and growing maturity, we are now in a position to shift our focus to accelerating efforts to drive cost efficiencies and benefit from synergies across the company, while endeavoring to offset the lingering challenges of global uncertainty and an increasingly competitive landscape. However, as social consciousness permeates deeper into the recesses of corporate ecosystems, we also recognize that Alithya’s quest for profitable growth is inextricably tied to the merits of sustainable growth. And while the former cannot be achieved without the latter, we embrace the challenge of ensuring responsible environmental, social, and governance (ESG) practices as a noble concept: it’s simply the right thing to do.

As we continue to foster the implementation of our three-year strategic plan objectives, we look forward to building on the successes of fiscal 2022 as we entered the new fiscal year with confidence and optimism.

We also want to take this opportunity to thank Mr. Pierre Karl Péladeau who is not standing for re-election at the Meeting, for his past contribution. We also welcome Mr. André P. Brosseau, who is proposed as nominee director for the first time at the Meeting as Quebecor’s nominee. We believe Mr. Brosseau will bring valuable advice to he Board as a result of his extensive business, strategic planning and finance experience and look forward to his contribution to Alithya’s continued expansion.

Whether or not you plan to attend the Meeting, we encourage you to review the enclosed information, consider the resolutions put forward and to express your vote via the internet or by completing the proxy or voting instruction form that was sent to you and returning it in the envelope provided for this purpose. This information circular gives you details about all the items for consideration and, on page 3, how to vote.

Finally, we would like to thank you for your steadfast confidence and support. We look forward to welcoming you at this year’s virtual Meeting and to sharing highlights of a record performance by our Company in fiscal 2022.

Sincerely,

Pierre Turcotte	Paul Raymond
Chair of the Board	President and
Chief Executive Officer

ALITHYA  |  Letter to Shareholders       IV

Table of Contents

GENERAL INFORMATION	2

Notice-and-Access	2

General Proxy Matters and Virtual Meeting Matters	3
Who Can Vote	3
How to Vote	3
How to Complete your Form and How Your Shares Will Be Voted	5
Voting at the Meeting	5
Changing your Vote	6
Conduct at the Meeting & Asking Questions	6

Additional Information	7
Proxy Solicitation	7
Transfer Agent	7
Authorized Share Capital	7
Normal Course Issuer Bid	8
Principal Shareholders	8

BUSINESS OF THE MEETING	9
Financial Statements	9
Election of Directors	9
Appointment of the Auditor	9
Other Business	9

NOMINEES FOR ELECTION TO THE BOARD	10

Description of the Nominee Directors	10

Board and Committee Attendance	14

Board Skills Matrix	14

DIRECTOR COMPENSATION	15

Structure of Compensation	15

Director Compensation Table	16

Incentive Plan Awards - Outstanding Awards	17

Incentive Plan Awards – Value Vested or Earned During the Year	17

Director Share Ownership Requirement	17

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	19

Board of Directors	19
Mandate of the Board	19
Composition of the Board	19
Nomination to the Board	21
Committees’ Mandates and Membership	22
Board Renewal	24
Director Orientation and Continuing Education	25
Talent Management and Succession Planning	26

Shareholder Engagement	27
Shareholder engagement by Management	27
Shareholder engagement by Directors	27

Environmental, Social and governance	27
Our People	27
Diversity & Inclusion	28
Community	28
Planet	28
Governance	28

Ethical Business Conduct	29
Code of Business Conduct	29
Related Party Transactions	29
Insider Trading Policy	29
Disclosure Policy	30
Clawback Policy	30

COMPENSATION DISCUSSION AND ANALYSIS	31

Letter from the Chair of the Human Capital and Compensation Committee	31

Executive Compensation Program	32
Named Executive Officers	32
Executive Compensation Approach	32
Compensation Review Process	33
Executive Compensation Description	35
Compensation of the NEOs	38
Incentive Plan Awards Held and Vested	39
Performance Graph	41
Long Term Incentive Plan	42
Employment Arrangements of the NEOs	44

OTHER INFORMATION	46
Indebtedness of Directors and Executive Officers	46
Interest of Informed Persons and Others in Material
Transactions	46
Shareholder Proposals	46
Availability of Documents	46
Approval	46

SCHEDULE A | LONG TERM INCENTIVE PLAN AND SHARE PURCHASE PLAN DESCRIPTION	47

SCHEDULE B | MANDATE OF THE BOARD	51

ALITHYA  |   Table of Contents     i

General Information

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by the management of Alithya Group inc. for use at its annual general meeting of shareholders which will be held virtually on Wednesday, September 14, 2022, at 10:00 a.m. (Eastern Daylight Time), for the purposes set forth in the foregoing Notice of Meeting, or at any adjournment or postponement thereof (the “Meeting”).

The record date for determination of shareholders entitled to receive notice of, and to vote at, the Meeting is July 18, 2022 (the “Record Date”).

In this document “you” and “your” refer to the shareholders of Alithya Group inc. and “Alithya”, the “Company”, “we”, “us”, or “our” refer to Alithya Group inc. (and, where the context so requires, Alithya Group inc. and its subsidiaries).

The information provided in this Information Circular that relates to financial information is provided as at March 31, 2022. Except as otherwise stated, all other information is provided as at July 18, 2022 and all dollar amounts shown are in Canadian dollars.

NOTICE-AND-ACCESS

As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver this Information Circular and the annual financial statements to both registered and non-registered shareholders. This means that instead of mailing paper copies of this Information Circular to shareholders holding Class A subordinate voting shares (“subordinate voting shares”) or Class B multiple voting shares (“multiple voting shares” and, collectively with the subordinate voting shares, the “Shares”) as of the Record Date, this Information Circular is being posted online for shareholders to access it electronically, which reduces printing and mailing costs and is more environmentally friendly as it reduces paper use. Shareholders will therefore receive by mail (i) a notice explaining how to electronically access the Information Circular and the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2022 and the auditor’s report thereon (the “Annual Financial Statements”), how to request paper copies thereof, and how to vote and/or attend the Meeting, (ii) a form of proxy (for registered shareholders) or a voting instruction form (“VIF”) (for non-registered shareholders) with instructions on how to vote, and (iii) a document explaining how to attend the Meeting. Shareholders who have already signed up for electronic delivery of Meeting materials will, however, continue to receive them by email. Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners who do not object to such disclosure. Alithya is sending proxy-related materials directly to registered shareholders and non-registered shareholders who are non-objecting beneficial owners and is paying for intermediaries to deliver such materials to non-registered shareholders who are objecting beneficial owners.

HOW TO ACCESS THE INFORMATION CIRCULAR AND THE ANNUAL FINANCIAL STATEMENTS ELECTRONICALLY

This Information Circular and the Annual Financial Statements are available on our website at investors.alithya.com, on the website of our transfer agent, TSX Trust Company (“TSX Trust”) at www.meetingdocuments.com/TSXT/ALYA, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

HOW TO REQUEST A PAPER COPY OF THE INFORMATION CIRCULAR AND ANNUAL FINANCIAL STATEMENTS

You may request a paper copy of the Information Circular and the Annual Financial Statements at no cost up to one year from the date the Information Circular was filed on SEDAR and EDGAR.

Before the Meeting, shareholders may request paper copies of the Information Circular and the Annual Financial Statements prior to the Meeting on the website of AST at www.meetingdocuments.com/TSXT/ALYA or by contacting TSX Trust at 1-888-433-6443 (toll free in Canada and the U.S.) or 1-416-682-3801. The Information Circular and/or Annual Financial Statements, as applicable, will be sent within three business days of receipt of the request. Your request should be received no later than 10:00 a.m. (Eastern Daylight Time) on August 31, 2022 in order to receive the Information Circular prior to the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 12, 2022. Shareholders who request paper copies of the Information Circular and Annual Financial Statements will not receive a new form of proxy or VIF and should therefore keep the original form sent to them in order to vote their Shares.

After the Meeting, requests for paper copies may be made by email at secretariat@alithya.com, by mail at Corporate Secretariat, Alithya Group inc., 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5 or by phone at 1-844-985-5552. Paper copies will be sent within ten business days of receipt of the request.

QUESTIONS?

If you have questions about “Notice-and-Access” or if you require assistance to vote or attend the Meeting, please contact TSX Trust by phone at 1-800-387-0825 or by email at shareholderinquiries@tmx.com, or Broadridge Financial Solutions, Inc. at 1-844-916-0609 (toll free in North America) or 1-303-562-9305, as applicable.

If you have questions about the information contained in this Information Circular, please contact our Corporate Secretariat team by email at secretariat@alithya.com, whose contact information is provided in the section above.

ALITHYA  |  Management Information Circular      2

GENERAL PROXY MATTERS AND VIRTUAL MEETING MATTERS

Who Can Vote

Shareholders holding subordinate voting shares or multiple voting shares as at the close of business on the Record Date are entitled to vote at the Meeting or at any adjournment or postponement thereof. Your vote is important. Voting by proxy prior to the Meeting is the easiest way to vote your Shares. As a shareholder, it is important that you read this Information Circular carefully and vote your Shares either prior to the Meeting by proxy or at the Meeting by following the steps explained below.

Depending on how your Shares are registered, you may be a registered shareholder for a portion of your Shares and a non-registered shareholder for the balance thereof and may accordingly receive both a form of proxy and a VIF. It is recommended to vote using all forms received to ensure that all of your Shares are voted.

Employees who participate in the Company’s Employee Share Purchase Plan and have their shares managed by TSX Trust, in its capacity of plan administrator, (“ESPP Participants”) will receive the Meeting materials electronically from TSX Trust with instructions on how to vote using the internet.

How to Vote

REGISTERED SHAREHOLDERS

You are a registered shareholder if your Shares are registered in your name (i.e. your name appears on your share certificate or Direct Registration System (DRS) statement) and you received a form entitled “Form of Proxy” or an email directed to registered shareholders from TSX Trust.

Option 1 - Voting by Proxy Prior to the Meeting (Form of Proxy)

Voting by proxy means appointing a proxyholder (i.e. the persons named by management, yourself or someone else) to vote as per your voting specifications, if any, at the Meeting. You may vote by proxy using one of the different methods described below:

Internet: Go to www.tsxtrust.com/vote-proxy and follow the instructions. You will need your 13-digit control number that appears on your form of proxy or in the email TSX Trust sent you, if you signed up for electronic delivery.

Phone: Call 1-888-489-7352 (toll free in Canada and the U.S.). You will need your 13-digit control number that appears on your form of proxy or in the email you received from TSX Trust. If you vote by phone, you will not be able to appoint anyone other than the persons named by management as your proxyholder to represent you at the Meeting. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Fax or email: Complete your form of proxy and send it to TSX Trust by fax at 1-866-781-3111 (Canada and the U.S.) or 1-416-368-2502, or scan and email it to TSX Trust at proxyvote@tmx.com.

Mail: Complete and return your form of proxy in the prepaid envelope provided.

Your duly completed form of proxy must be received by TSX Trust, or you must have voted on the internet, by phone, by fax or by email by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 or, if the Meeting is adjourned or postponed, 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you elect to vote on the internet or by phone, you do not need to return your form of proxy.

When completing your form of proxy, make sure to indicate the name of the person you wish to appoint as your proxyholder to attend the Meeting on your behalf or leave the space for the appointment blank if you wish to appoint the persons named by management as your proxyholder. In both cases, it is recommended to indicate how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. If you appoint a proxyholder who is not the persons named by management, once your form is submitted, please contact, or ask your proxyholder to contact, TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form available at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 in order to register your proxyholder by providing an email address at which TSX Trust will send a 13-digit proxyholder control number for your proxyholder to be able to join the Meeting. Proxyholder control numbers will be distributed by TSX Trust 24 to 48 hours before the Meeting. Without a proxyholder control number, your proxyholder will be unable to join the Meeting and if your proxyholder does not join the Meeting, your vote will not be counted, as your proxyholder is required to attend the Meeting for your vote to be counted.

Option 2 – Attending and Voting at the Meeting

If you wish to attend and vote at the Meeting, you do not need to complete or submit your form of proxy. You may simply visit https://web.lumiagm.com/455633802 on the day of the Meeting, select the option “I have a login” and enter the 13-digit control number that appears on your form of proxy or in the email TSX Trust sent you, if you signed up for electronic delivery, as your control number and “alithya2022” (case sensitive) as your password. Once logged in, simply follow the instructions on the screen during the Meeting. Joining the Meeting by selecting the option “I am a guest” will not allow you to vote or ask questions at the Meeting.

If you wish to appoint someone else to attend the Meeting on your behalf, please follow the instructions indicated in the preceding section entitled “Option 1 – Voting by Proxy Prior to the Meeting (Form of Proxy)”.

NON-REGISTERED SHAREHOLDERS

You are a non-registered shareholder if your Shares are not registered in the records of the Company directly in your name, but instead in the name of an intermediary (such as a securities broker or a financial institution) which holds them on your

ALITHYA  |  Management Information Circular      3

behalf. If you received a form entitled “Voting Instruction Form” from TSX Trust or your intermediary or an email requesting voting instructions from your intermediary, your Shares are not registered in your name.

Employees who participate in the Company’s Employee Share Purchase Plan and have their shares managed by TSX Trust, in its capacity of plan administrator, are non-registered shareholders and will receive the Meeting materials electronically from TSX Trust with instructions on how to vote using the internet, which instructions are similar to those described below.

Option 1 - Voting by Proxy Prior to the Meeting (Voting Instruction Form)

Voting by proxy means appointing a proxyholder (i.e. the persons named by management, yourself or someone else) to vote as per your voting instructions, if any, at the Meeting. Instructions for voting by proxy prior to the Meeting vary depending on whether you received a VIF from TSX Trust or your intermediary.

If you received a VIF from TSX Trust, you may vote by proxy by giving your voting instructions using one of the different methods described below:

Internet: Go to www.tsxtrust.com/vote-proxy and follow the instructions. You will need your 13-digit control number that appears on your VIF.

Phone: Call 1-888-489-7352 (toll free in Canada and the U.S.). You will need your 13-digit control number found on your VIF. If you vote by phone, you will not be able to appoint anyone other than the persons named by management on your VIF as your proxyholder. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Fax or email: Complete the VIF and send it to TSX Trust by fax at 1-866-781-3111 (Canada and the U.S.) or 1-416-368-2502, or scan and email it to TSX Trust at proxyvote@tmx.com.

Mail: Complete and return your VIF in the prepaid envelope provided.

If you received a VIF or an email from your intermediary, you may vote by proxy by giving your voting instructions using one of the different methods described below:

Internet: Go to www.proxyvote.com and follow the instructions. You will need your 16-digit control number that appears on your VIF or in the email you received.

Phone: Call 1-800-474-7493 (English) (toll free in Canada), 1-800-474-7501 (French) (toll free in Canada) or 1-800-454-8683 (toll free in the U.S.). You will need your 16-digit control number found on your VIF or in the email you received. If you vote by phone, you will not be able to appoint anyone other than the persons named by management on your VIF as your proxyholder. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Mail: Complete and return your VIF in the prepaid envelope provided.

Your duly completed VIF must be received by TSX Trust or your intermediary, as applicable, or you must have voted on the internet, by phone, by fax or by email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 or such earlier deadline your intermediary may fix or, if the Meeting is adjourned or postponed, 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. Please contact your intermediary to ensure you do not miss your applicable voting deadline. If you elect to vote on the internet or by phone, you do not need to return your VIF.

When completing your VIF, make sure to indicate the name of the person you wish to appoint as your proxyholder to attend the Meeting on your behalf or leave the space for the appointment blank if you wish to appoint the persons named by management as your proxyholder. In both cases, it is recommended to indicate how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. If you appoint a proxyholder who is not the persons named by management, once your form submitted, please contact, or ask your proxyholder to contact, TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form available at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 in order to register your proxyholder by providing an email address at which TSX Trust will send a 13-digit proxyholder control number for your proxyholder to be able to join the Meeting. Proxyholder control numbers will be distributed by TSX Trust 24 to 48 hours before the Meeting. Without a proxyholder control number, your proxyholder will be unable to join the Meeting and if your proxyholder does not join the Meeting, your vote will not be counted, as your proxyholder is required to attend the Meeting for your vote to be counted.

Option 2 – Attending and Voting at the Meeting

As we do not have access to the names or holdings of our non-registered shareholders, if you wish to attend and vote at the Meeting or to appoint someone else to do so on your behalf, you must follow the following two steps:

Step 1: Submit to TSX Trust or your intermediary, as applicable, your voting instructions and appoint yourself or another person (who need not be a shareholder) as your proxyholder before the Meeting by inserting your name or such other person’s name in the space provided for such purpose. Although optional for shareholders who intend to attend the Meeting or have someone else attend it on their behalf, it is recommended to also specify how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. Please refer to the section entitled “Option 1 – Voting by Proxy Prior to the Meeting (Voting Instruction Form)” earlier for further details on how to submit your voting instructions. Voting by phone is not recommended as it is not possible to appoint someone other than the persons named by management as proxyholder by phone. TSX Trust or your intermediary, as applicable, must receive your instructions by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 or such earlier deadline your intermediary may fix for your proxyholder’s appointment to be effective.

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Please contact your intermediary to ensure you do not miss your applicable voting deadline.

Important Note: U.S. non-registered shareholders who are not ESPP Participants may not appoint someone other than the persons named by management and must contact their intermediary to obtain a legal proxy form to appoint themselves or someone else as their proxyholder. Legal proxy forms must be received by TSX Trust by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022.

Step 2: Once your voting instructions or legal proxy form has been submitted, contact, or ask your proxyholder to contact, TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form available at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 in order to register yourself or your proxyholder by providing an email address at which TSX Trust will send a 13-digit proxyholder control number to be able to join the Meeting. Proxyholder control numbers will be distributed by TSX Trust 24 to 48 hours before the Meeting. Your intermediary may not provide proxyholder control numbers. Therefore, shareholders who appointed themselves or someone else as their proxyholder through their intermediary must still contact TSX Trust thereafter.

Once these two steps are completed and a proxyholder control number is received from TSX Trust, you or your proxyholder will be able to attend the Meeting online at https://web.lumiagm.com/455633802 by selecting the option “I have a login” and entering the proxyholder control number in the space provided for the control number and “alithya2022” (case sensitive) as password.

Without a proxyholder control number, you or your proxyholder will not be able to attend the Meeting as a shareholder and will only be able to view the Meeting as a guest, which will not entitle you or your proxyholder to vote or ask any questions. If you do not complete the above two steps by 10:00 a.m. (Eastern Daylight Time) on September 12, 2022, you will not be able to obtain a proxyholder control number. The control number appearing on your VIF is NOT a proxyholder control number and may therefore not be used to attend the Meeting.

How to Complete your Form and How Your Shares Will Be Voted

You can choose to vote FOR or WITHHOLD on the items to be voted on.

When you vote by proxy prior to the Meeting, you may appoint either the persons named by management as your proxyholder (namely, the Chair of the Board of Directors (the “Board”) or the President and Chief Executive Officer of the Company) or you may appoint someone else to represent you at the Meeting and vote on your behalf. You have the right to appoint any other person (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person in the space provided for such purpose in your form of proxy or VIF.

If you do not intend to attend the Meeting or be represented at the Meeting, you may appoint the persons named by management to represent you at the Meeting and complete your form completely by indicating how you wish to vote for each item to be voted on. If you leave the section for the appointment of your proxyholder blank, you will be deemed having appointed the persons named by management as your proxyholder.

If you intend to attend the Meeting or have someone other than the persons named by management represent you as your proxyholder at the Meeting and vote on your behalf, although you could only indicate your name or the name of such other person in the space provided on your VIF and submit it without indicating how you wish to vote for each item to be voted on, it is still recommended to complete your form completely and indicate how you wish to vote for each item.

If you have NOT specified how you wish your proxyholder to vote on a particular matter at the Meeting, your proxyholder will be entitled to vote your Shares as he or she sees fit or, in the case of the Board Chair or the President and Chief Executive Officer of the Company, as follows:

•	FOR the election of management’s nominees as directors; and

•	FOR the reappointment of KPMG LLP as auditor and authorizing the Board to fix their remuneration.

The proxy confers discretionary authority in respect of amendments to any of the foregoing matters and such other matters as may properly come before the Meeting. Management is not aware of any such amendments or of other matters to be submitted at the Meeting.

If you appointed a proxyholder other than the persons named by management to represent you at the Meeting and vote on your behalf, please make sure your proxyholder obtains his or her proxyholder control number and joins the Meeting, otherwise your vote will not be counted, as your proxyholder is required to attend the Meeting for your vote to be counted.

Voting at the Meeting

Registered shareholders who voted prior to the Meeting and who decide to attend the Meeting using their control number do not need to vote again using the voting buttons appearing on their screen during the Meeting. If they vote again at the Meeting, their vote will, however, be taken into account and replace their vote transmitted before the Meeting.

Proxyholders (including non-registered shareholders who appointed themselves as proxyholder and third parties who were appointed as proxyholders by registered shareholders and non-registered shareholders) do not have to vote again during the Meeting if the shareholder they represent has already indicated on his, her or its VIF how they wish to vote. They may, however, do so during the Meeting if they wish by voting in accordance with the voting instructions of the shareholder they represent or as they see fit, if the shareholder they represent has not indicated how to vote. If the shareholder a proxyholder represents has indicated how he or she wishes to vote for each item in his or her voting instructions submitted prior to the Meeting and the proxyholder votes differently at the Meeting, the proxyholder’s vote will automatically be changed to follow the shareholder’s voting instructions submitted prior to the Meeting after the Meeting will have ended once the votes will be compiled by the scrutineers.

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Changing your Vote

If you change your mind about how you want to vote your Shares, you can revoke your proxy by any of the methods outlined below, or by any other means permitted by law.

Registered shareholders may change their vote by:

•	voting again on the internet, by phone, by fax or by email, as applicable, by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 12, 2022;

•

completing a new form of proxy with a later date than the form previously submitted and mailing it as soon as possible so that it is received by TSX Trust by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 12, 2022;

•

sending a written notice signed by them or their authorized attorney to the Corporate Secretary of the Company at the registered office of the Company (1100 Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5) so that it is received by 10:00 a.m. (Eastern Daylight Time) on September 12, 2022; or

•

attending the Meeting at https://web.lumiagm.com/455633802 on the day of the Meeting by selecting the option “I have a login” and entering the 13-digit control number that appears on their form of proxy as their username and “alithya2022” (case sensitive) as their password and voting at the Meeting.

Non-registered shareholder may change their vote by:

•

voting again on the internet, by phone, by fax or by email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 or such earlier deadline their intermediary may fix;

•

completing a new VIF with a later date than the form previously submitted and mailing it as soon as possible at the address directed by TSX Trust or their intermediary, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 or such earlier deadline their intermediary may fix; or

•

sending a written notice signed by them or their authorized attorney to the Corporate Secretary of the Company at the registered office of the Company (1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5) so that it is received by 10:00 a.m. (Eastern Daylight Time) on September 12, 2022.

Although proxyholders (including non-registered shareholders who appointed themselves as proxyholder and third parties who were appointed as proxyholder by registered shareholders and non-registered shareholders) could vote differently at the Meeting using the online voting buttons, please note that if such votes differ from the last voting instructions processed by TSX Trust or their intermediary before the proxy voting deadline of 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 or such earlier deadline their intermediary may fix, the vote of the proxyholder will automatically be modified after the Meeting once the votes will be compiled to reflect the last voting instructions received from the shareholder before such deadline.

Conduct at the Meeting & Asking Questions

The Company’s by-laws describe the requirements for the Meeting and the Chair of the Meeting will conduct the meeting consistent with those requirements. As such, we will strictly follow the items to be covered at the Meeting and which are set forth in the section entitled “Business of the Meeting” of this Information Circular.

Shareholders and guests will be able to join the Meeting on the day of the Meeting at https://web.lumiagm.com/455633802. For a better experience, it is recommended to use a high-speed internet connection and the latest version of Chrome, Safari, Edge or Firefox. It is important to ensure your browser is compatible by trying to log in at least 15 minutes before the Meeting. Using Explorer is not recommended as it is no longer supported and may not function properly.

Only registered shareholders and duly appointed and registered proxyholders will be eligible to vote while participating at the Meeting. Registered shareholders should use their 13-digit control number appearing on their form of proxy and non-registered shareholders should use their 13-digit proxyholder control number received from TSX Trust.

The voting polls will be open during the formal part of the Meeting. The Chair of the Meeting will indicate the time of opening and closure of the polls for the items to be voted on. Voting options will be visible on your screen and you will simply have to click on the relevant button to vote.

During the Meeting, only registered shareholders and duly appointed and registered proxyholders who have joined the Meeting using their 13-digit control number or proxyholder control number will have the opportunity to ask questions by typing and submitting questions through the field available for such purpose, and it will only be possible to submit questions in writing.

Guests and non-registered shareholders who did not appoint themselves as proxyholder by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 12, 2022 will not be able to log in to the Meeting and submit questions or vote at the Meeting. They will only be able to join the audio webcast as guests.

It is recommended that shareholders send their question as soon as possible during the Meeting so that these can be addressed where relevant in due course. Questions relating to matters to be voted on will be addressed by the Chair of the Meeting and other members of management present at the Meeting before those items are voted on while general questions will be addressed at the end of the Meeting, after the adjournment of the formal business of the Meeting and management’s presentation about the Company’s business.

To respect both time constraints and other shareholders, when submitting questions, shareholders are asked to be brief and as much to the point as possible. To allow us to answer questions from as many shareholders as possible, shareholders and proxyholders are kindly asked to cover only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

All shareholder questions are welcome, but conducting the

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business set out in the Meeting’s agenda for the benefit of all shareholders will be paramount. The Company does not intend to address any questions that are, among other things:

•	irrelevant to the business of the Company or to the business of the Meeting;

•	related to material non-public information of the Company;

•	related to personal grievances;

•	derogatory references to individuals or that are otherwise in bad taste;

•	repetitious statements already made by another shareholder;

•	in furtherance of the shareholder’s personal or business interests; or

•	out of order or not otherwise suitable for the conduct of the Meeting as determined by the Chair or the Secretary of the Meeting in their reasonable judgment.

If there are any matters of individual concern to a shareholder and not of general concern to all shareholders or if a question asked was not otherwise answered, such matters may be raised separately after the Meeting by contacting the Company’s Corporate Secretary at secretariat@alithya.com.

The Company is committed to offering a forum where, to the fullest extent possible using the electronic solutions that are available at the time of the Meeting, shareholders may communicate adequately through the course of the Meeting.

For live technical assistance in joining the Meeting or operating the voting platform, please contact TSX Trust at 1-800-387-0825.

In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action that the Chair determines is appropriate considering the circumstances.

This year again, the Company decided to hold the Meeting in virtual-only format to continue to proactively support efforts to contain the spread of the coronavirus (COVID-19) in light of continuing uncertainty in this regard, and to continue to prioritize and support the well-being of the Company’s shareholders, employees, directors and other Meeting attendees.

An audio webcast playback will be available on the Company’s website in the Investors section after the Meeting.

ADDITIONAL INFORMATION

Proxy Solicitation

The solicitation of proxies by management is being made primarily by mail, but directors, officers or employees of the Company may also solicit proxies at a nominal cost. The Company does not intend to retain the services of a proxy advisory firm for the solicitation of proxies.

Transfer Agent

You can contact TSX Trust, the Company’s transfer agent, either by mail at 2001, Robert-Bourassa Boulevard, Suite 1600, Montréal, Québec, H3A 2A6, Canada, by telephone at 1-800-387-0825, by fax at 1-888-249-6189, or by email at shareholderinquiries@tmx.com.

Authorized Share Capital

The authorized share capital of the Company consists of (i) an unlimited number of subordinate voting shares, without par value, which are listed under the symbol ALYA on both the Toronto Stock Exchange (“TSX”) and NASDAQ, (ii) an unlimited number of multiple voting shares, without par value, which are held by a limited number of holders, and (iii) an unlimited number of preferred shares, without par value, issuable in series, of which, as at July 18, 2022, 87,243,032 subordinate voting shares and 7,171,616 multiple voting shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.

VOTING RIGHTS

Each subordinate voting share entitles its holder to one vote per share, and each multiple voting share entitles its holder to ten votes per share at any meeting of shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series. If and when issued, preferred shares will have such voting rights as may be determined by the Board at the time of issuance thereof.

The subordinate voting shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the multiple voting shares. In the aggregate, all of the voting rights associated with the subordinate voting shares represented, as at July 18, 2022, 54.88% of the voting rights attached to all of the issued and outstanding Shares.

RIGHTS TO DIVIDENDS AND RIGHTS UPON WINDING-UP AND DISSOLUTION

Subject to the prior rights of holders of preferred shares which rank prior to subordinate voting shares and multiple voting shares, if and when issued, holders of subordinate voting shares and multiple voting shares are entitled to receive pari passu any dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs.

CONVERSION RIGHTS

Multiple voting shares are, at the holder’s entire discretion, convertible into subordinate voting shares on a share for share basis and shall be automatically converted upon their transfer to a person who is not a Permitted Holder (as defined below) or upon the death of a Permitted Holder, unless acquired by any of the remaining Permitted Holders in accordance with the terms of the voting agreement dated November 1, 2018 entered into between the Permitted Holders (the “Voting Agreement”), a copy of which is available on SEDAR at www.sedar.com and on

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EDGAR at www.sec.gov. For further information on the Voting Agreement, please refer to the section entitled “Principal Shareholders” below. The subordinate voting shares are not convertible into any other class of shares. Under applicable Canadian laws, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. However, as indicated above, multiple voting shares shall be automatically converted into subordinate voting shares on a share for share basis upon their transfer to a person who is not a Permitted Holder. If and when issued, preferred shares will have such conversion rights as may be determined by the Board at the time of issuance thereof.

For purposes of the above paragraph, a “Permitted Holder” means each of Paul Raymond, Ghyslain Rivard, and Pierre Turcotte, and the entities over which they have control.

RESTRICTIONS ON TRANSFER

Subject to the terms of the Voting Agreement, Permitted Holders cannot sell or otherwise transfer multiple voting shares to a person who is not a Permitted Holder, unless they first convert those shares into subordinate voting shares on a share for share basis, and then transfer such subordinate voting shares.

Normal Course Issuer Bid

On September 15, 2021, the Company announced the launch of a normal course issuer bid (“NCIB”) to purchase for cancellation up to 5,462,572 subordinate voting shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021. Purchases for cancellation under the NCIB commenced on September 20, 2021 and will end on the earlier of September 19, 2022 and the date when the Company will have acquired the maximum number of subordinate voting shares allowable under the NCIB or otherwise decided not to make any further purchases. Purchases may be made on the open market through the facilities of the TSX and NASDAQ, or through alternative trading systems, if eligible, or outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities.

During the fiscal year ended March 31, 2022, the Company purchased for cancellation 349,400 subordinate voting shares for approximately $1.2 million at a weighted average price of $3.31 under the NCIB. As at March 31, 2022, all of the 349,400 subordinate voting shares purchased for cancellation had been paid for and been cancelled. As at March 31, 2022, the Company could still purchase up to 5,113,172 subordinate voting shares for cancellation under the NCIB.

A copy of the Company’s Notice of Intention relating to its NCIB may be obtained free of charge at secretariat@alithya.com.

Principal Shareholders

As at July 18, 2022, to the knowledge of the Company, based on the most recent publicly available information, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the subordinate voting shares or multiple voting shares of the Company were Messrs. Paul Raymond, Ghyslain Rivard, and Pierre Turcotte, as well as La Capitale Civil Service Insurer Inc. (a subsidiary of Beneva Inc.) (“La Capitale”), and 9429-1143 Québec Inc. (a subsidiary of Quebecor Media inc.) (“Quebecor”) and Financière Outremont Inc., two companies controlled by Mr. Pierre Karl Péladeau, and Investissement Québec. Their respective holdings are set out in the table that follows.

	SUBORDINATE VOTING SHARES			MULTIPLE VOTING SHARES			SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES			VOTING RIGHTS

	(#	)	(%)	(#	)	(%)	(#	)	(%)	(#	)	(%)

Paul Raymond	192,627		0.22	724,464		10.10	917,091		0.97	7,437,267		4.68

Ghyslain Rivard	-		-	4,812,819		67.11	4,812,819		5.10	48,128,190		30.28

Pierre Turcotte	145,700		0.17	1,634,333		22.79	1,780,033		1.89	16,489,030		10.37

La Capitale Civil Service Insurer Inc.	9,983,276		11.44	-		-	9,983,276		10.57	9,983,276		6.28

9429-1143 Québec Inc.(1)	9,983,276		11.44	-		-	9,983,276		10.57	9,983,276		6.28

Investissement Québec	8,945,770		10.25	-		-	8,945,770		9.47	8,945,770		5.63

Financière Outremont Inc.(1)	6,514,658		7.47	-		-	6,514,658		6.90	6,514,658		4.10

(1)

9429-1143 Québec Inc. and Financière Outremont Inc. are both controlled by Mr. Pierre Karl Péladeau. As at July 18, 2022, they collectively beneficially owned, directly or indirectly, or exercised control or direction over Shares representing approximately 10.38% of the total voting rights of Alithya Group inc.

Each of Messrs. Raymond, Rivard, and Turcotte, (collectively, the “Group of 3”) are party to the Voting Agreement pursuant to which each of them has agreed to vote, or cause to be voted, all of the Shares of the Company over which they have direct or indirect voting control from time to time and at all times (the “Controlled Shares”) at any shareholders meeting of the Company in a manner as will be decided upon by the decision of at least two of the three members of the Group of 3 (the “Majority Decision”). The Voting Agreement does not, however, apply to votes for the election of any of Messrs. Raymond, Rivard or Turcotte to the Board. It also does not apply in respect of a particular matter if, for that matter, (i) there is no Majority Decision notified to them by the deadline specified in the Voting Agreement, or (ii) a member of the Group of 3 holding

Controlled Shares is not permitted by applicable law to vote on the matter. As at July 18, 2022, the Group of 3 beneficially owned, directly or indirectly, or exercised control or direction over approximately 45.33% of the voting rights attached to the Shares of the Company.

As at July 18, 2022, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 18,338,803 subordinate voting shares and 7,171,616 multiple voting shares, representing approximately 21.02% of the issued and outstanding subordinate voting shares and 100% of the issued and outstanding multiple voting shares respectively, and which shareholding interest carried approximately 56.65% of the total voting rights attached to the Shares of the Company.

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Business of the Meeting

Four items will be covered at the Meeting:

•	Presentation of the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2022 (the “Annual Financial Statements”) and the auditor’s report thereon;

•	Election of the directors of the Company;

•	Appointment of the auditor of the Company for the year ending March 31, 2022 and authorization of the Board of Directors to fix their remuneration; and

•	Consideration of such other business, if any, that may properly come before the meeting or any adjournment or postponement thereof.

Financial Statements

The Annual Financial Statements and the auditor’s report thereon are available on our website at www.alithya.com, on SEDAR at www.sedar.com, in the Company’s annual report on Form 40-F available on EDGAR at www.sec.gov, and in print, free of charge, to any shareholder who requests a copy by contacting the Company by email at secretariat@alithya.com, or by mail at Corporate Secretariat, Alithya Group inc., 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5, or by phone at 1-844-985-5552.

Election of Directors

The Board may consist of not less than three and not more than 15 directors. The Board has fixed at ten the number of directors to be elected at the Meeting. The persons named in the section entitled “Nominees for Election to the Board” of this Information Circular (“Nominee Directors”) are currently directors of the Company and were elected as such at the last meeting of shareholders, except for Mr. André P. Brosseau.

The Nominee Directors are, in the opinion of the Board and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors.

Unless otherwise indicated, the persons designated by management in the form of proxy or VIF will vote FOR the election of the persons in the section entitled “Nominees for Election to the Board” of this Information Circular.

Appointment of the Auditor

The Board, on the recommendation of the Audit and Risk Management Committee (“Audit Committee”), recommends that KPMG LLP (“KPMG”) be reappointed to serve as the Company’s auditor until the next annual meeting of shareholders. KPMG was first appointed as the Company’s auditor on September 15, 2021.

PRE-APPROVAL POLICY FOR EXTERNAL AUDITOR SERVICES

The Audit Committee has adopted procedures for the pre-approval of engagement for services of its external auditor, which require pre-approval of all audit and non-audit services provided by the external auditor. Moreover, the Board, upon recommendation of the Audit Committee, approves, on an annual basis, the fees charged to the Company by the Company’s auditor.

EXTERNAL AUDITOR SERVICE FEE

On September 15, 2021, the shareholders of the Company appointed KPMG as successor auditor in replacement of Raymond Chabot Grant Thornton LLP (“RCGT”). KPMG is the external auditor who prepared the report relating to the audit of the Company’s annual consolidated financial statements for the year ended March 31, 2022 and notes thereto, presented under the International Financial Reporting Standards.

The fees billed by RCGT until September 15, 2021 for each of the years ended March 31, 2022 and 2021 for audit, audit-related, tax and all other services were as follows:

YEAR ENDED MARCH 31,
	2022	2021

Audit fees(1)	$ 42,500	$ 602,032

Audit-related fees(2)	$ 31,000	$ 20,606

Tax fees(3)	$ 6,350	$ 11,311

All other fees(4)	—	—

Total	$ 79,850	$ 633,949

The fees billed by KPMG beginning on September 15, 2021 for the fiscal year ended March 31, 2022 for audit, audit-related, tax and all other services were as follows:

YEAR ENDED MARCH 31, 2022

Audit fees(1)	$ 775,200

Audit-related fees(2)	$ 165,600

Tax fees(3)	$ 12,800

All other fees(4)	—

Total	$ 953,600

(1)

“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by the auditor for the audit of the Company’s annual consolidated financial statements and review of the Company’s interim condensed consolidated financial statements.

(2)

“Audit-related fees” includes assurance and related services reasonably related to the audit of the Company’s annual consolidated financial statements not included in audit services which are included in the “Audit fees” category. This includes, for RCGT, for the fiscal year ended March 31, 2021, financial accounting and reporting matters, and for KPMG, for the fiscal year ended March 31, 2022, financial and tax due diligence related to the acquisition of Vitalyst, LLC, consultation concerning financial accounting and reporting matters, and a CSRS 4400 agreed upon procedures engagement.

(3)	“Tax fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by the auditor for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate of all other fees billed for each of the fiscal years. There were no other fees incurred in either fiscal year.

Pursuant to the terms of its mandate, the Audit Committee reviews and approves all audit and audit-related services, audit engagement fees and terms, and all non-audit engagements performed by the external auditor.

Unless otherwise indicated, the persons designated by management in the form of proxy or VIF will vote FOR the appointment of KPMG as the auditor of the Company and authorizing the Board to fix their remuneration.

Other Business

Following the conclusion of the business to be conducted at the Meeting, shareholders will be invited to ask questions. Management is not aware of any changes to the foregoing items or of other matters to be submitted at the Meeting. If, however, there are changes or new items that properly come before the Meeting, your proxyholder will have the authority to vote your Shares on these items as he or she sees fit.

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Nominees for Election to the Board

DESCRIPTION OF THE NOMINEE DIRECTORS

The following pages include a profile of each Nominee Director which provides an overview of his or her experience, qualifications, record of attendance at Board and committee meetings, ownership of Alithya securities, as well as their compliance with the minimum share ownership requirement applicable to the Company’s directors. Each nominee is currently a director of the Company, except for Mr. André P. Brosseau, who is being proposed for election for the first time at the Meeting. Information relating to Shares and deferred share units (“DSUs”) and, in the case of the executive director, Shares, options, restricted share units (“RSUs”) and performance share units (“PSUs”), beneficially owned by the nominees, or over which they exercise control or direction, is provided as at July 18, 2022.

Here are a few highlights regarding the ten Nominee Directors:

80% INDEPENDENT DIRECTORS	30% WOMEN ON BOARD	60 YEARS OLD AVERAGE AGE	100% AVERAGE BOARD ATTENDANCE(1)	98.15% AVERAGE 2022 VOTING RESULTS

Dana Ades-Landy, Québec, Canada	Age: 63	Director since: November 2016		Last year’s voting results: 97.58%

Ms. Dana Ades-Landy works with the Special Loans Group at National Bank of Canada since August 2020. Prior to this, she was the Chief Executive Officer of the Heart & Stroke Foundation of Canada (Québec). Ms. Ades-Landy has more than 25 years of experience as an executive in the banking industry, including executive leadership positions at Scotiabank, Laurentian Bank and the National Bank of Canada. Ms. Ades-Landy currently serves as director and Chair of the Audit Committee of First Lion Holdings Inc., director and member of the Audit Committee of Sagen MI Canada Inc., and Treasurer and member of the Executive Committee of the International Women’s Forum (Québec chapter). Ms. Ades-Landy previously served as Chair of the Audit Committee of the Canada Mortgage and Housing Corporation. She holds a Bachelor’s degree in microbiology and immunology from McGill University and a Master of Business Administration in Finance and Accounting from Concordia University, and is a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		5 of 5	100%
	Audit and Risk Management Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				12,725
	DSUs(2)				60,726
	Value at Risk(3)				$209,335
	Minimum Share Ownership Requirement(4)				Met (1.27x)
	Independent				Yes

André P. Brosseau(5)(6), Québec, Canada	Age: 60	Director since: Proposed Nominee		Last year’s voting results: N/A

Mr. Brosseau is Chair of the Board and President and Chief Executive Officer of Du Musée Investments Inc., a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010. Mr. Brosseau is also Vice Chair and owner of Qintess, an IT company specializing in digital transformation and telecommunication infrastructure management. Previously, he served, from 2009 until the sale of the company in 2021, as director, Chair of the Audit Committee and Chair of the Compensation Committee of DMD Digital Health Connections Group Inc., a company of which he was one of the five founders and which provided digital solutions for pharmaceutical companies. Mr. Brosseau also served as Chair of Québec Capital Markets from 2009 to 2010 and President of Blackmont Capital Markets in Toronto from 2007 to 2009 and he held various executive positions with CIBC from 1994 to 2007, including Co-Head of Canadian Cash Equities and of Global Cash Equities at CIBC World Markets Inc. Mr. Brosseau currently serves as director and member of the Audit and Risk Management Committee and of the Human Resources and Corporate Governance Committee of Quebecor Inc. and Quebecor Media Inc., as well as Chair of the Executive Committee of Quebecor Media Inc. He is also a director and member of the Audit and Risk Management Committee of Videotron Ltd. Mr. Brosseau holds a bachelor’s degree in Politics and a master’s degree in Political Science from Université de Montréal.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)

	Board		N/A	N/A
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				350,000
	DSUs(2)				-
	Value at Risk(3)				$997,500
	Minimum Share Ownership Requirement(4)				N/A
	Independent				Yes

ALITHYA  |  Nominees for Election to the Board      10

Robert Comeau, Québec, Canada	Age: 62	Director since: May 2018		Last year’s voting results: 99.74%

Mr. Robert Comeau is a corporate director who serves as lead director of Alithya. Before becoming a corporate director in 2018, he acted as a consultant between 2015 and 2018, and served as Chief Financial Officer of both public and private companies, including Lumenpulse Inc., from 2012 to 2015, Aveos Fleet Performance Inc., from 2009 to 2011, and Emergis Inc., from 2005 to 2008. Mr. Comeau also held various positions over 17 years at Nortel Networks Corporation, including as Vice-President, Finance and Operations. Mr. Comeau previously served as director and Chair of the Audit Committee of H2O Innovation Inc. from 2017 to 2021 as well as Special Committee Member of Groupe Conseil FXInnovation Inc. from 2014 to 2017. Mr. Comeau is a former Chartered Professional Accountant (CPA, CA). He holds a Bachelor’s degree in accounting from HEC Montréal.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		5 of 5	100%
	Audit and Risk Management Committee (Chair)		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				51,300
	DSUs(2)				86,357
	Value at Risk(3)				$392,322
	Minimum Share Ownership Requirement(4)				Met (1.63x)
	Independent				Yes

Mélissa Gilbert(7), Québec, Canada	Age: 43	Director since: September 2021		Last year’s voting results: 97.94%

Ms. Mélissa Gilbert is the Executive Vice-President and Lead, Finance at Beneva Inc., the resulting company of the La Capitale and SSQ Insurance merger. From December 2018 and until the merger, Ms. Gilbert was the Executive Vice-President, Finance, Corporate Actuarial and Risk Management at La Capitale. Ms. Gilbert previously served as Vice-President and Chief Financial Officer of Optel Group from April 2017 to December 2018, and from January 2014 to April 2017 as Vice-President, Finance & IT of Norda Stelo Inc. Ms. Gilbert received the Prix Relève d’Excellence 2012 award from Réseau HEC, the Arista Jeune cadre du Québec 2015 award from the Jeune Chambre de Commerce de Montréal, was nominated in the emerging financial executive category at the FEI Canada Aces of Finance 2017 competition and won the FEI Canada Aces of Finance 2022 competition in the financial executive of a large corporation category. Ms. Gilbert is a certified corporate director (CCD) and a fellow chartered professional accountant (FCPA, FCA).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		2 of 2	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				-
	DSUs(2)(8)				-
	Value at Risk(3)(8)				-
	Minimum Share Ownership Requirement(4)(8)				N/A
	Independent				No(9)

Lucie Martel, Québec, Canada	Age: 61	Director since: September 2019		Last year’s voting results: 97.89%

Ms. Lucie Martel is a corporate director. Before becoming a corporate director in 2022, she acted as Senior Vice President and Chief Human Resources Officer of Intact Financial Corporation since September 2011 and previously as Senior Vice President at AXA Canada, which was acquired by Intact Financial Corporation in September 2011. She has more than 30 years of experience in strategic management of human resources and labour relations, with corporations including Laurentian Bank (where she was Vice President, Human Resources Management and Development), Direct Film and Uniroyal. Ms. Martel currently serves as director and the Chair of the Human Resources Committee of the Board of Directors of the Montreal Heart Institute Foundation and as Class B director and member of the Human Resources Committee of Fiera Capital Corporation. She also previously served as director and Chair of the Human Resources Committee of the Société des alcools du Québec. Ms. Martel holds a Bachelor’s degree in industrial relations from Université de Montréal and is a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		5 of 5	100%
	Human Capital and Compensation Committee (Chair)		4 of 4	100%
	Corporate Governance and Nominating Committee		2 of 2	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				-
	DSUs(2)				74,404
	Value at Risk(3)				$212,051
	Minimum Share Ownership Requirement(4)				On track
	Independent				Yes

ALITHYA  |  Business of the Meeting      11

Paul Raymond, Québec, Canada	Age: 58	Director since: June 2011		Last year’s voting results: 97.94%

Mr. Paul Raymond is the President and Chief Executive Officer of Alithya since April 2012. He joined Alithya as its President and Chief Operating Officer in April 2011, a position he held until March 2012, and has been a member of the Board of Alithya since April 2011. Prior to joining Alithya, Mr. Raymond held several key senior management positions in a major information technology firm and served as an officer in the Canadian Armed Forces. During his career, he worked in Canada, the United States as well as in Europe. Mr. Raymond currently serves as director and a member of the Audit Committee of WSP Global Inc. and the Chamber of Commerce of Metropolitan Montréal. Mr. Raymond received the 2020 Investissement Québec CEO of the Year Award from the AQT. He is a computer engineering graduate from the Royal Military College of Canada, and a member of the Institute of Corporate Directors. Mr. Raymond holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		5 of 5	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares			192,627
	Multiple Voting Shares			724,464
	Options to purchase Subordinate Voting Shares(10)			922,691
	Options to purchase Multiple Voting Shares(10)			657,896
	RSUs(11)			61,437
	PSUs(11)			259,839
	Value at Risk(3)			$2,788,805
	Minimum Share Ownership Requirement(4)			Met (1.00x)
	Independent			No(12)

James B. Renacci, Ohio, USA	Age: 63	Director since: November 2019		Last year’s voting results: 99.74%

Mr. James B. Renacci is the Founder and President of LTC Management Services, Inc., a management and financial consulting services company, since 1985. With more than thirty years of experience and leadership in the operations of numerous entities, Mr. Renacci’s business experience includes manufacturing, healthcare, construction, entertainment and CPA consulting services. He also has in-depth knowledge of mergers and acquisitions. Mr. Renacci currently serves as director of Custom Glass, Inc. as well as director, Chair of the Audit Committee and member of the Compensation Committee of Hill International, Inc. Previously, Mr. Renacci served four consecutive terms as a member of the United States Congress in the House of Representatives from 2011 to 2019. He is a Certified Public Accountant and holds a Bachelor’s degree in Business Administration from Indiana University of Pennsylvania.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		5 of 5	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares			95,000
	DSUs(2)			52,377
	Value at Risk(3)			$420,024
	Minimum Share Ownership Requirement(4)			Met (3.11x)
	Independent			Yes

Ghyslain Rivard, Québec, Canada	Age: 62	Director since: April 1992		Last year’s voting results: 95.54%

Mr. Ghyslain Rivard is a corporate director. He founded Alithya and acted as its President and Chief Executive Officer from its constitution in April 1992 until his retirement from all employment roles a decade ago in 2012, after more than 35 years in the IT and business services sectors. He currently serves as an independent director on the Board of Alithya and has no employment or consulting arrangements, nor related party transaction with Alithya. He also currently serves as Chair of the Board of Facilis Inc., Inogeni Inc. and Progitek Dev Inc., all of which are private companies. Mr. Rivard holds a Bachelor’s degree in computer science and mathematics from Sherbrooke University and is a member of the Institute of Corporate Directors. Mr. Rivard holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		5 of 5	100%
	Corporate Governance and Nominating Committee		4 of 4	100%
	Human Capital and Compensation Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Multiple Voting Shares			4,812,819
	DSUs(2)			45,564
	Value at Risk(3)			$13,846,391
	Minimum Share Ownership Requirement(4)			Met (71.01x)
	Independent			Yes

ALITHYA  |  Nominees for Election to the Board      12

C. Lee Thomas, Ohio, USA	Age: 68	Director since: November 2018		Last year’s voting results: 99.74%

Mr. C. Lee Thomas is a corporate director who holds the office of Executive in Residence in the School of Business at Baldwin Wallace University. Before becoming a corporate director, Mr. Thomas held various roles with Ernst & Young LLP from 1976 to June 2014, including Managing Partner of its Cleveland office, Leader of its Northeast Ohio Market Segment, and as a global client serving audit partner. Mr. Thomas currently acts as a financial consultant for Regional Brands Inc. He previously served as director and Chair of the Audit Committee of Technical Consumer Products International. Mr. Thomas is a Certified Public Accountant (CPA) and holds a Bachelor’s degree in accounting from Baldwin Wallace University.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		5 of 5	100%
	Audit and Risk Management Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				51,000
	DSUs(2)				64,740
	Value at Risk(3)				$329,859
	Minimum Share Ownership Requirement(4)				Met (2.00x)
	Independent				Yes

Pierre Turcotte, Québec, Canada	Age: 63	Director since: June 2011		Last year’s voting results: 97.28%

Mr. Pierre Turcotte is a corporate director and the Chair of the Board of Alithya. Prior to joining Alithya in 2011, he served as Senior Vice-President and General Manager of CGI in Canada, the U.S. and Europe for approximately 27 years. He also served as Chair of the Board and President and Chief Executive Officer of ReadBooks Technologies SAS, as well as a director of Poudre Noire Inc. and Xpertdoc Technologies Inc. Mr. Turcotte currently serves as Chair of the Pointe-à-Callières Museum Society Foundation, director and Chair of the Human Resources Committee of the Pointe-à-Callières Museum Society and as director of the Nouveau Monde Theater. He is also an independent member of the IT Committee of McGill University’s Board of Governors. Mr. Turcotte holds a Bachelor’s degree in computer science and mathematics from Laval University and is a member of the Institute of Corporate Directors. Mr. Turcotte holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		5 of 5	100%
	Corporate Governance and Nominating Committee (Chair)		4 of 4	100%
	Human Capital and Compensation Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				145,700
	Multiple Voting Shares				1,634,333
	DSUs(2)				98,738
	Value at Risk(3)				$5,354,497
	Minimum Share Ownership Requirement(4)				Met (21.00x)
	Independent				Yes

(1)	For an overview of Board and committee meetings attendance by all directors, please refer to the section entitled “Board and Committee Attendance”.

(2)

DSUs are issued under Alithya’s Long Term Incentive Plan. For a summary of the material terms of Alithya’s Long Term Incentive Plan, please refer to Schedule A of this Information Circular. For additional information regarding grants of DSUs to directors, please refer to the section entitled “Board Compensation — Long Term Incentive Plan – DSUs”.

(3)

The Value at Risk represents the total value of Shares and vested equity grants (such as DSUs, RSUs and PSUs). It is based on the closing price of the subordinate voting shares on the TSX on July 18, 2022 ($2.85). Options are not taken into account in the Value at Risk and the minimum share ownership requirement.

(4)

All directors, except Mr. Raymond, are subject to the minimum share ownership requirement applicable to directors, as detailed in the section entitled “Board Compensation – Director Share Ownership Requirement”. For information regarding the minimum share ownership requirement applicable to Mr. Raymond, please refer to the section entitled “Executive Compensation Program – Executive Share Ownership Requirement”.

(5)

Mr. Brosseau is being proposed as Nominee Director for the first time at the Meeting in accordance with the terms of the Investor Rights Agreement entered into by the Company and Quebecor on April 1, 2021. In accordance with such agreement, the Company shall propose for election a candidate designated by Quebecor until Quebecor ceases to beneficially own at least 10% of the issued and outstanding subordinate voting shares of the Company. Notwithstanding the foregoing, Quebecor shall be entitled to such nomination right until April 1, 2024 as long as it holds no less than 9,983,276 subordinate voting shares, which corresponds to the number of shares issued to Quebecor upon closing of the R3D Acquisition on April 1, 2021.

(6)

Mr. Brosseau was a director of Virtutone Networks Inc. (“Virtutone”) from September 2013 to November 2014. On January 23, 2015, Virtutone filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada). Mr. Brosseau was also a director of Aptilon Corporation (now known as DMD Digital Health Connections Group Inc.) (“DMD”) from December 2006 to August 2021. On May 4, 2012, a management cease trade order was issued by the Autorité des marchés financiers followed by a cease trade order on all of DMD’s securities on July 5, 2012 as a result of the failure to file annual audited financial statements, related management’s discussion and analysis and certification of annual filings for the year ended December 31, 2011. From July 2012 to February 2013, similar cease trade orders were issued by the securities regulatory authorities of British Columbia, Manitoba, Alberta and Ontario. In August 2014, the cease trade orders were lifted and DMD resumed trading on the NEX stock exchange in October 2014.

(7)

Ms. Gilbert is being proposed as Nominee Director at the Meeting in accordance with the terms of the Investor Rights Agreement entered into by the Company and La Capitale on April 1, 2021. In accordance with such agreement, the Company shall propose for election a candidate designated by La Capitale until La Capitale ceases to beneficially own at least 10% of the issued and outstanding subordinate voting shares of the Company. Notwithstanding the foregoing, La Capitale shall be entitled to such nomination right until April 1, 2024 as long as it holds no less than 9,983,276 subordinate voting shares, which corresponds to the number of shares issued to La Capitale upon closing of the R3D Acquisition on April 1, 2021.

(8)

Ms. Gilbert forfeited her right to receive her Board retainer (in both cash and DSUs) for her services as a director on the Board of Alithya nominated by La Capitale. As such, she does not hold any DSUs. The Board also waived the application of the Director Share Ownership Requirement to Ms. Gilbert for so long as she continues to forgo to receive her retainer for her services as a director on the Board.

(9)

As an executive officer of an organization from which Alithya receives significant revenues, Ms. Gilbert is considered non-independent within the meaning applicable Canadian and United States securities laws and the NASDAQ corporate governance rules.

(10)

For more information regarding options, please refer to the summary of the material terms of Alithya’s Long Term Incentive Plan included in Schedule A as well as the sections entitled “Statement of Executive Compensation” and “Compensation Discussion and Analysis – Long Term Incentive Plan”.

(11)

RSUs and PSUs are issued under Alithya’s Long Term Incentive Plan and shall be settled in Shares or, at the Company’s option, in cash. For a summary of the material terms of Alithya’s Long Term Incentive Plan, please refer to Schedule A.

(12)	Mr. Raymond is considered non-independent as he is the President and Chief Executive Officer of the Company.

ALITHYA  |  Nominees for Election to the Board      13

BOARD AND COMMITTEE ATTENDANCE

The following table indicates the attendance of the current directors of the Company at regularly scheduled Board and committee meetings for the fiscal year ended March 31, 2022.

NAME OF DIRECTOR	BOARD(1)		AUDIT AND RISK MANAGEMENT COMMITTEE(1)		CORPORATE GOVERNANCE AND NOMINATING COMMITTEE(1)		HUMAN CAPITAL AND COMPENSATION COMMITTEE(1)		OVERALL ATTENDANCE
Dana Ades-Landy	5 of 5	100%	4 of 4	100%	-	-	-	-	9 of 9	100%

Robert Comeau	5 of 5	100%	4 of 4	100%	-	-	-	-	9 of 9	100%

Mélissa Gilbert	2 of 2	100%	-	-	-	-	-	-	2 of 2	100%

Lucie Martel	5 of 5	100%	-	-	2 of 2	100%	4 of 4	100%	11 of 11	100%

Pierre Karl Péladeau(2)	1 of 2	50%	-	-	-	-	-	-	1 of 2	50%

Paul Raymond	5 of 5	100%	-	-	-	-	-	-	5 of 5	100%

James B. Renacci	5 of 5	100%	-	-	-	-	-	-	5 of 5	100%

Ghyslain Rivard	5 of 5	100%	-	-	4 of 4	100%	4 of 4	100%	13 of 13	100%

C. Lee Thomas	5 of 5	100%	4 of 4	100%	-	-	-	-	9 of 9	100%

Pierre Turcotte	5 of 5	100%	-	-	4 of 4	100%	4 of 4	100%	13 of 13	100%

		95%		100%		100%		100%		95%

(1)	The Company’s by-laws allow directors to participate by any electronic means at Board and committee meetings.

(2)	Mr. Péladeau is not standing for re-election as a director of the Company and will cease to act as a director on September 14, 2022.

BOARD SKILLS MATRIX

The following table identifies the competencies of each Nominee Director, together with their gender, age, geographical representation, and tenure at Alithya.

ALITHYA  |  Nominees for Election to the Board      14

Director Compensation

The compensation program of the Board is designed to directly align the interests of directors with the long-term interests of the Company’s shareholders and aims at providing fair, reasonable and competitive total compensation required to attract and retain experienced and competent directors.

To assist in determining the appropriate compensation for members of the Board, the Human Capital and Compensation Committee (“Committee”) reviews competitive practices from time to time with the assistance of independent compensation consultants as discussed in the section entitled “Compensation Discussion and Analysis – Executive Compensation Program – Compensation Review Process – Compensation Consultant”. The Committee reviews at least annually compensation data from a comparator group.

In fiscal 2021, it was agreed to revalidate the comparator group and work with a compensation consultant to conduct a review of the Board’s compensation in order to assess the competitiveness of its compensation policy and revisit the Committee’s compensation recommendations. For this purpose, the Committee retained the services of Willis Towers Watson (“WTW”).

Following the review process, as a first step, the Committee recommended, and the Board approved, changes effective starting fiscal 2022. The changes principally aimed at further aligning the directors’ total compensation with the median of the Canadian market to ensure compensation competitiveness for the current stage of the Company’s development. Also effective in fiscal 2022, the Board increased the minimum share ownership requirement for directors from two to three times the portion of their annual retainer payable in cash. For an overview of the Company’s structure of compensation and revised Board retainers as well as a list of the companies comprised in the new comparator group, please refer to the section entitled “Structure of Compensation” below.

Any director who is also an employee of the Company or of any of its affiliates does not receive any compensation as a director. As such, this section excludes the compensation earned by Mr. Paul Raymond as he is not only a director of the Company, but also its President and Chief Executive Officer. For information regarding the compensation of Mr. Raymond, please refer to the section entitled “Compensation Discussion and Analysis - Executive Compensation Program – Compensation of the NEOs”.

STRUCTURE OF COMPENSATION

The compensation of the directors is structured as an all-inclusive annual retainer payable in cash (“Cash-Based Component”) and in share-based awards in the form of deferred share units (“DSUs”) (“Share-Based Component”). The Cash-Based Component varies based on role(s) held by the directors on the Board (e.g. chairing the Board or a committee and/or being a committee member), while the Share-Based Component is fixed. The Share-Based Component, which was set at $35,000, is now set at $50,000 for all directors following the benchmark that was conducted by WTW. This flat-fee approach was found to continue to be consistent with the compensation trends of the comparator group, adds predictability to compensation paid to directors, and is simpler to administer. Until a director has achieved his or her minimum share ownership requirement, 50% of his or her annual Cash-Based Component is paid in DSUs.

Directors are also reimbursed for reasonable travel and other out-of-pocket expenses incurred for attendance at Board and committee meetings.

Comparator Group

During its review, the Committee revised the comparator group for both director compensation and executive compensation and recommended that the same comparator group comprised of Canadian and U.S. companies be used, except that it was deemed appropriate to adopt a compensation policy aligned with the median of the Canadian market as a first step and to eventually migrate toward a North-American pay policy aligned with the median of the North American market at a later time.

Therefore, for fiscal 2022, Alithya’s director compensation was compared against a new comparator group comprised of 15 companies, including companies in the IT industry, as well as companies in other industries, but of comparable size to Alithya in terms of revenues and market capitalization, given that Alithya currently mainly competes to attract and retain directors in Canada.

The new Canadian comparator group is comprised of the following companies:

COMPANY NAME	COMPANY NAME
Absolute Software Corporation	Logistec Corporation

Calian Group Ltd.	Nuvei Corporation

Converge Technology Solutions Corp.	Stingray Group Inc.

Enghouse Systems Limited	Tecsys Inc.

Goodfood Market Corp.	The Descartes Systems Group Inc.

IBI Group Inc.	TVA Group Inc.

Kinaxis Inc.	Yellow Pages Limited

Lightspeed POS Inc.

Annual Retainer

As a result of the director compensation review, the Committee recommended to the Board, and the Board approved, (i) an increase of the directors’ Cash-Based Component from $40,000 to $45,000 for the directors, except for the Chair of the Board whose Cash-Based Component was reduced from $95,000 to $85,000, and (ii) an increase of the Share-Based Component from $35,000 to $50,000 for all directors, except the Chair of the Board whose Share-Based Component was increased from $35,000 to $90,000. The Cash-Component of the Committee Chairs and members remained unchanged.

The following table shows the Cash-Based Component and the Share-Based Component of the revised annual retainer of all directors for the fiscal year ended March 31, 2022:

ALITHYA  |  Director Compensation      15

	ANNUAL RETAINER
DIRECTOR POSITION	CASH-BASED COMPONENT(1)	SHARE-BASED COMPONENT

Board Chair	$85,000	$90,000

Director	$45,000	$50,000

Committee Chair	$35,000	-

Committee Member	$10,000	-

(1)

Directors may elect to receive all or part of the Cash-Based Component of their annual retainer either in cash, in DSUs or a combination of both. Until a director has achieved his or her minimum share ownership requirement, 50% of his or her annual Cash-Based Component is paid in DSUs.

Long Term Incentive Plan – DSUs

In addition to the Share-Based Component of their annual retainer, directors may, subject to the Director Share Ownership Requirement (as defined below), prior to the beginning of each calendar year, elect to receive all or part of the Cash-Based Component of their annual retainer either in cash, in DSUs issued pursuant to the Company’s Long Term Incentive Plan (“LTIP”), or a combination of both.

DSUs are credited to each director’s account on the last day of each quarter and the number to be credited is calculated by dividing the dollar amount to be received in DSUs for such quarter by the closing price of the subordinate voting share on the TSX, on the last trading day immediately preceding the date of grant. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one subordinate voting share of the Company. Each director has an account where DSUs are credited and held until the director leaves the Board.

The issuance of DSUs to directors is considered a key component to enhance the Company’s ability to attract and retain talented individuals to serve as members of the Board, to promote alignment of interests between directors and the Company’s shareholders and to assist directors in fulfilling the Director Share Ownership Requirement.

Detailed information on the LTIP is included in Schedule A of this Information Circular.

DIRECTOR COMPENSATION TABLE

The table below shows the compensation earned by each director for the fiscal year ended March 31, 2022.

NAME OF DIRECTOR	CASH(1) ($)	SHARE-BASED AWARDS(2) ($)	ALL OTHER COMPENSATION ($)	TOTAL FEES EARNED ($)

Dana Ades-Landy	55,000	50,000	-	105,000

Robert Comeau	80,000	50,000	-	130,000

Fredrick DiSanto(3)	25,109	22,826	-	47,935

Mélissa Gilbert(4)	-	-	-	-

Lucie Martel(5)	85,000	50,000	-	135,000

Pierre Karl Péladeau(6)	22,500	-	-	22,500

James B. Renacci	45,000	50,000	-	95,000

Ghyslain Rivard	65,000	50,000	-	115,000

C. Lee Thomas	55,000	50,000	-	105,000

Pierre Turcotte	85,000	90,000	-	175,000

(1)

This column shows the value of the retainer earned by the directors for the fiscal year ended March 31, 2022 and which was payable in cash. It, however, overvalues the directors’ compensation which was actually paid in cash as it includes the full Cash-Based Component of their annual retainer, while certain directors elected to receive a portion or all of the Cash-Based Component of their annual retainer in DSUs in addition to their fixed Share-Based Component. For fiscal 2022, Ms. Ades-Landy and Mr. Thomas elected to receive 25% of their Cash-Based Component in DSUs, except for the fourth quarter for which Ms. Ades-Landy elected to receive 10% of her Cash-Based Component in DSUs; Mr. Comeau elected to receive half of his Cash-Based Component in DSUs, except for the fourth quarter for which he elected to receive 75% of his Cash-Based Component in DSUs; Mr. DiSanto elected to receive all of his Cash-Based Component in DSUs; and Mr. Turcotte elected to receive 30% of his Cash-Based Component in DSUs. Messrs. Péladeau, Renacci and Rivard elected to receive all of their Cash-Based Component in cash. Ms. Martel received half of her Cash-Based Component in DSUs as she did not meet the Director Share Ownership Requirement.

(2)

This column shows the value of the retainer earned by the directors for the fiscal year ended March 31, 2022 and which was payable in DSUs. It, however, undervalues the directors’ compensation which was actually paid in DSUs, as it only includes the Share-Based Component of their annual retainer, while certain directors elected to receive a portion or all of the Cash-Based Component of their annual retainer in additional DSUs. Please refer to footnote 1 above for a list of which director elected to receive a portion of the Cash-Based Component of their annual retainer in additional DSUs.

(3)

Mr. DiSanto did not stand for re-election on the Board and ceased to act as a director and member of the Corporate Governance and Nominating Committee on September 15, 2021. His compensation therefore only includes his compensation for the period from April 1, 2021 to September 15, 2022.

(4)	Ms. Gilbert forfeited her right to receive her Board retainer (in both cash and DSUs) for her services as a director on the Board of Alithya nominated by La Capitale.

(5)	Ms. Martel joined the Corporate Governance Committee on September 15, 2021.

(6)

Mr. Péladeau was elected as a director on September 15, 2021. His compensation therefore only includes his compensation in respect of the two last quarters of fiscal 2022. His compensation also only includes his Cash-Based Component as he forfeited his right to receive the Share-Based Component of his compensation.

ALITHYA  |  Director Compensation      16

INCENTIVE PLAN AWARDS - OUTSTANDING AWARDS

The following table shows options (option-based awards) held by directors as at March 31, 2022 as well as the market value of vested DSUs (share-based awards) held as at such date. The Company’s directors did not receive any option-based awards in respect of their compensation for the fiscal year ended March 31, 2022.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS

NAME	NUMBER OF SUBORDINATE VOTING SHARES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN -THE-MONEY OPTIONS ($)	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED(1) ($)

Dana Ades-Landy	-	-	-	-	-	181,736
Robert Comeau	-	-	-	-	-	250,373
Fredrick DiSanto(2)	-	-	-	-	-	-
Mélissa Gilbert	-	-	-	-	-	-
Lucie Martel	-	-	-	-	-	215,661
Pierre Karl Péladeau	-	-	-	-	-	-
James B. Renacci	-	-	-	-	-	156,196
Ghyslain Rivard	-	-	-	-	-	134,190
C. Lee Thomas	-	-	-	-	-	192,560
Pierre Turcotte	-	-	-	-	-	288,936

(1)

Shows the aggregate market value of DSUs held as at March 31, 2022 based on $3.23, the closing price of the subordinate voting shares on the TSX on March 31, 2022, the last trading day of the fiscal year ended March 31, 2022. All DSUs are fully vested at the time of grant.

(2)

Mr. DiSanto ceased to be a member of the Board on September 15, 2021. The 27,292 options he held as at the date of the end of his Board mandate were forfeited and canceled on December 15, 2021. The table above shows no market value for his DSUs as at March 31, 2022 as they were all settled on March 16, 2022.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The table below shows the value of options (option-based awards) and DSUs (share-based awards) held by directors which vested during the fiscal year ended March 31, 2022. Directors did not receive any option-based awards or non-equity incentives during the fiscal year ended March 31, 2022.

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR(1) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR
Dana Ades-Landy	-	61,688	-

Robert Comeau	-	95,000	-

Fredrick DiSanto(2)	-	47,935	-

Mélissa Gilbert	-	-	-

Lucie Martel	-	92,500	-

Pierre Karl Péladeau	-	-	-

James B. Renacci	-	50,000	-

Ghyslain Rivard	-	50,000	-

C. Lee Thomas	-	63,750	-

Pierre Turcotte	-	115,500	-

(1)

No value is indicated for Ms. Gilbert and M. Péladeau, as Ms. Gilbert forfeited her right to receive her Board retainer (in both cash and DSUs) and M. Péladeau also forfeited his right to receive the Share-Based Component of his Board retainer.

(2)	Mr. DiSanto ceased to be a member of the Board on September 15, 2021.

DIRECTOR SHARE OWNERSHIP REQUIREMENT

The directors of the Company play a central role in enhancing shareholder value and are therefore required to acquire and maintain a certain level of ownership in the Company in accordance with the Company’s minimum share ownership requirement for directors. Such policy was adopted to better align the directors’ economic interests with those of shareholders. While the minimum share ownership requirement for directors previously required each director to own, within three years of the later of November 1, 2018 and their election or appointment, Shares and share-based awards, such as DSUs, having an aggregate value equal to at least two times the Cash-Based Component of their annual retainer (the “Director Share Ownership Requirement”), following its benchmark review, the Committee recommended, and the Board approved, that from fiscal 2022, the minimum share ownership requirement for directors would be increased from two to three times the Cash-Based Component of their annual retainer, which shall be reached within a five-year period starting on the later of July 1, 2021 and their election or appointment on the Board.

To assess the Director Share Ownership Requirement, Shares and vested equity grants such as DSUs are valued at the greater of (i) the price of the subordinate voting shares at the time those Shares or DSUs were acquired and (ii) the market value of the Shares or DSUs using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding the date on which the share ownership level is assessed.

Alithya securities held to comply with the Director Share Ownership Requirement shall not be, during the directors’ tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to their ownership.

Directors may also elect to receive up to 100% of the Cash-Based Component of their annual retainer in DSUs. Until they meet the Director Share Ownership Requirement, directors are, however, required to receive at least 50% of the Cash-Based Component of their annual retainer in DSUs.

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Director Share Ownership Table

The following table provides information on the number and the value of Shares and DSUs owned by each non-executive Nominee Director as at July 18, 2022, and indicates whether they meet the Director Share Ownership Requirement.

DIRECTOR	NUMBER OF SHARES(1) OWNED, CONTROLLED OR DIRECTED	TOTAL VALUE OF SHARES(1)(2) ($)	NUMBER OF DSUs HELD	TOTAL VALUE OF DSUs(2) ($)	TOTAL NUMBER OF SHARES(1)(2) OWNED, CONTROLLED OR DIRECTED AND DSUs	TOTAL VALUE OF SHARES(1)(2) AND DSUs(2) ($)	MINIMUM SHARE OWERNSHIP VALUE REQUIRED(3)	DIRECTOR SHARE OWNERSHIP REQUIREMENT ASSESSMENT(4)

Dana Ades-Landy	12,725	32,266	60,726	173,069	73,451	209,335	165,000	✓

André P. Brosseau(5)	350,000	997,500	-	-	350,000	997,500	N/A	N/A

Robert Comeau	51,300	146,205	86,357	246,117	137,657	392,322	240,000	✓

Mélissa Gilbert(6)	-	-	-	-	-	-	N/A	N/A

Lucie Martel(7)	-	-	74,404	212,051	74,404	212,051	270,000	On track

James B. Renacci	95,000	270,750	52,377	149,274	147,377	420,024	135,000	✓

Ghyslain Rivard	4,812,819	13,716,534	45,564	129,857	4,858,383	13,846,391	195,000	✓

C. Lee Thomas	51,000	145,350	64,740	184,509	115,740	329,859	165,000	✓

Pierre Turcotte	1,780,033	5,073,094	98,738	281,403	1,878,771	5,354,497	255,000	✓

(1)	Subordinate voting shares and/or multiple voting shares, as applicable.

(2)

Value based on $2.85, the closing price of the subordinate voting shares on the TSX on July 18, 2022. Although the share ownership assessment is calculated based on the total value of the greater of the price of the Shares and DSUs at the time they were acquired and the market value of the Shares and DSUs using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding July 18, 2022 (which was $2.89), the above table shows the total value of Shares or DSUs owned based on the closing price of the market value using the closing price of the subordinate voting shares on the TSX on July 18, 2022 (which was $2.85), solely to be consistent with the value at-risk disclosed in the section entitled “Nominees for Election to the Board”. Had we used the acquisition value or average closing price, the assessment would have been the same.

(3)	The minimum share ownership value required is equal to three times the Cash-Based Component of the director’s annual retainer.

(4)

The minimum share ownership assessment is based on the total value of the greater of the price of the Shares or DSUs at the time they were acquired and the market value of the Shares or DSUs using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding July 18, 2022 (which was $2.89).

(5)	Mr. Brosseau was not subject to the Director Share Ownership Requirement as at July 18, 2022 as he is being proposed as a Nominee Director for election for the first time at the Meeting.

(6)

Ms. Gilbert forfeited her right to receive her Board retainer (in both cash and DSUs) for her services as a director on the Board of Alithya nominated by La Capitale. As such, she does not hold any DSUs. The Board has also resolved to waive the application of the Director Share Ownership Requirement to Ms. Gilbert for so long as she continues to forgo to receive her retainer for her services as a director on the Board.

(7)	Ms. Martel has until July 1, 2026 to comply with the Director Share Ownership Requirement.

ALITHYA  |  Director Compensation      18

Statement of Corporate Governance Practices

We believe our success relies on our reputation and the trust placed in our Company by our clients, employees, suppliers and others we interact with in our operations. Our commitment to specific core values such as respect, trust and integrity guide our actions and the way we operate responsibly and with integrity. As such, we are committed to adhering to high standards of corporate governance and designed our corporate governance practices consistent with this objective. The role, specific mandate and functioning rules of the Board and its committees are set forth in our corporate governance guidelines (“Corporate Governance Guidelines”) and their respective mandate adopted by the Board. Our Corporate Governance Guidelines and the mandate of the Board and its committees are available on our website at www.alithya.com. They are reviewed at least annually with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs.

As a Canadian reporting issuer with securities listed on the TSX and NASDAQ, our corporate governance practices comply with applicable rules adopted by the Canadian securities regulators (“CSA”), applicable provisions of the U.S. Sarbanes-Oxley

Act of 2002 and related rules of the U.S. Securities and Exchange Commission (“SEC”). We are exempted from complying with certain of the NASDAQ corporate governance rules, provided that we comply with Canadian governance requirements. Accordingly, except as summarized on our website at www.alithya.com, our corporate governance practices comply with the NASDAQ corporate governance rules in all significant respects.

The Board is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value, and that its corporate governance practices meet the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines. The Board has approved the disclosure of the Company’s corporate governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee (referred to as the “Governance Committee”).

Here are a few highlights of our corporate governance practices as at July 18, 2022:

70% OF INDEPENDENT DIRECTORS WITH AN INDEPENDENT LEAD DIRECTOR	TARGET OF 30% OF DIRECTORS WHO ARE WOMEN	ANNUAL BOARD EVALUATION PROCESS	OVERBOARDING AND BOARD INTERLOCK POLICIES	MINIMUM OF 75% OF BOARD AND COMMITTEE ATTENDANCE AS RE-ELECTION ELIGIBILITY CRITERIA

BOARD OF DIRECTORS

Mandate of the Board

The Board has clearly delineated its role and the role of management. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company, while management’s role is to conduct the day-to-day operations in a way that will meet this objective. The mandate of the Board, which it currently discharges directly or through one of its three committees, is to supervise the management of the business and affairs of the Company, and includes responsibility for approving strategic goals and objectives, review of operations, disclosure and communication policies, oversight of financial reporting and other internal controls, corporate governance, director orientation and education, executive compensation and oversight, and director nomination, compensation and assessment. Board committees’ recommendations are generally subject to Board approval. Meetings of the Board are held at least five times a year and as necessary.

The Board annually reviews the adequacy of its mandate. The text of the Board’s mandate is set out in Schedule B to this Information Circular.

Composition of the Board

BOARD SIZE

The Board is currently comprised of ten members, namely: Dana Ades-Landy, Robert Comeau, Mélissa Gilbert, Lucie Martel, Pierre Karl Péladeau, James B. Renacci, Paul Raymond, Ghyslain Rivard, C. Lee Thomas and Pierre Turcotte, and has fixed at ten the number of directors to be elected at the Meeting, a size the Board considers both adequate in consideration of the Company’s size and functional in order to maintain an efficient Board. Except for Mr. André P. Brosseau, whose nomination is proposed for election at the Meeting for the first time, all of the Nominee Directors are currently members of the Board and were elected at the last annual meeting of shareholders.

INDEPENDENCE OF DIRECTORS

In determining whether a director is independent, the Board applies the standards developed by Canadian and U.S. securities laws and regulations and the NASDAQ corporate governance standards, in light of all relevant facts. To better align the interest of the Board with those of our shareholders, 80% of the Nominee Directors are independent. Except for Ms. Gilbert who is an executive officer of an organization from which Alithya receives significant revenues and Mr. Raymond, who is the

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Company’s President and Chief Executive Officer, the Board determined that the eight other Nominee Directors are independent. In particular, except for Mr. Raymond, the Board noted that none of the Nominee Directors has been employed by Alithya for at least 10 years, nor is any of them a party to any related party transaction with Alithya.

INDEPENDENT	NON-INDEPENDENT

Dana Ades-Landy André P. Brosseau Robert Comeau Lucie Martel James B. Renacci Ghyslain Rivard C. Lee Thomas Pierre Turcotte	Mélissa Gilbert(1) Paul Raymond(2)
(1)	Ms. Gilbert is an executive officer of an organization from which Alithya receives significant revenues.

(2)	Mr. Raymond is the President and Chief Executive Officer of the Company.

In-Camera Meetings

The Board holds an in-camera meeting of the non-executive directors and an in-camera meeting of the independent directors in conjunction with every regular meeting of the Board. During the fiscal year ended March 31, 2022, in-camera meetings of the non-executive and independent directors were held after each regular meeting.

DIRECTORSHIPS OF OTHER ISSUERS AND BOARD INTERLOCKS

As indicated in our Corporate Governance Guidelines, the Company recognizes that the Board can benefit from a director also serving on the board of other issuers, so long as such service does not conflict with the Company’s interests. For example, no director shall also serve as a director, officer or employee of one of the Company’s competitors. In general, each non-executive director is expected to hold no more than four directorships with other publicly listed issuers, and each executive director is expected to hold no more than two such directorships.

In addition, members of the Audit Committee may not serve on the audit committee of more than two other publicly listed issuers, unless the Board has first determined that such simultaneous service would not impair the ability of the applicable director to serve on the Audit Committee. A director wishing to join any other board of directors, whether of a private or public corporation, must first request permission of the Chair of the Board so that the appropriate review can be undertaken to ensure that there is no potential conflict or any other legal or business concerns.

As at July 18, 2022, certain Nominee Directors were directors of other publicly listed issuers, as outlined in the following table:

NAME	PUBLIC ENTITY	COMMITTEES

Dana Ades-Landy	Sagen MI Canada Inc. (TSX)	Member of the Audit Committee

André P. Brosseau	Quebecor Inc. (TSX)	Member of the Audit and Risk Management Committee and of the Human Resources and Corporate Governance Committee

Lucie Martel	Fiera Capital Corporation (TSX)	Member of the Human Resources Committee

Paul Raymond	WSP Global Inc. (TSX)	Member of the Audit Committee

NAME	PUBLIC ENTITY	COMMITTEES

James B. Renacci	Hill International, Inc. (NYSE)	Chair of the Audit Committee and member of the Compensation Committee

The Company’s Corporate Governance Guidelines further provide that there may not be more than two board interlocks at any given time. A board interlock is considered to occurs when two of the Company’s directors serve together on the board of another public company or investment company. As of July 18, 2022, there were no board interlocks.

POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chair of the Board, the lead director and the President and Chief Executive Officer, the complete text of which can be found on the Company’s website at www.alithya.com. Summaries of the foregoing position descriptions are included below. Position descriptions are reviewed annually by the Governance Committee and are updated as required.

Chair of the Board

The Company’s Board is led by a non-executive Chair, who, as per our Corporate Governance Guidelines, must be appointed by the Board upon the recommendation of the Governance Committee. The prime responsibility of the Board Chair is to provide leadership to the Board and enhance Board effectiveness. As such, the Board Chair prepares and presides Board meetings and ensures the efficient conduct of the Board’s work. In fulfilling his responsibilities, the Board Chair acts as a liaison between the Board and management and takes steps to foster the Board’s understanding of its responsibilities and boundaries with management. The Board Chair also oversees the responsibilities delegated to Board committees. Mr. Pierre Turcotte is the current Chair of the Board.

Lead Director

The Board has appointed an independent lead director whose prime responsibility is to assist the Board Chair in enhancing Board effectiveness. Notwithstanding last year’s change in the Board Chair’s independence status, the Board elected to continue upholding the lead director function which positively contributes to the Board’s productive discussions and overall efficiency. In fulfilling his responsibilities, the lead director provides input to the Board Chair regarding the planning and organization of the activities of the Board and assists the Governance Committee by providing input regarding the composition and structure of the Board and its committees and ensuring that the effectiveness of the Board is regularly assessed. The lead director also chairs periodic meetings of the independent directors and reports to the Board Chair on discussions to facilitate the interaction between the independent directors and management. Mr. Robert Comeau is the current lead director of the Company.

President and Chief Executive Officer

The President and Chief Executive Officer is responsible for leading the growth and success of the Company. In fulfilling his responsibilities, the President and Chief Executive Officer develops the Company’s strategic plans, in light of emerging opportunities and risks and with a view to the Company’s sustained profitable growth and long-term value creation, and oversees the implementation of such plans once approved by

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the Board. The President and Chief Executive Officer ensures that the Company achieves and maintains a satisfactory level of competitiveness both through organic growth, by strengthening existing client partnerships and fostering new relationships, and strategic acquisitions. Mr. Paul Raymond is the current President and Chief Executive Officer and he reports to the Company’s Board.

Nomination to the Board

SKILLS MATRIX

When identifying potential director candidates, the Governance Committee and the Board Chair (who is also the Chair of the Governance Committee) focus on expanding and completing the Board’s overall knowledge, expertise and diversity, while maintaining a size that allows efficient functioning. Board renewal and succession planning is an item in the work program of the Committee and is subject to regular discussions.

In proposing a list of director candidates, the Board is guided by the process described in the Company’s Corporate Governance Guidelines. As part of the process, the Board Chair, in consultation with the Governance Committee, has developed a skills matrix based on types of business expertise and industry experience and diversity criteria (gender, age, geographical representation and Board tenure), which aims at identifying gaps to be addressed in the director nomination process. Such process ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also gives careful consideration to expertise, experience and diversity of current directors, the suitability and performance of potential director candidates, as well as their independence, qualifications, financial acumen, business judgment and board dynamics.

For an overview of the competencies of each Nominee Director, together with their gender, age, geographical representation and Board tenure, please refer to the Board Skills Matrix presented in the section entitled “Nominees for Election to the Board – Board Skills Matrix”. The Governance Committee reviews at least annually its skills matrix with the Board Chair with a view to (i) ensuring that the Board’s overall experience and expertise remain diversified, (ii) ensuring that the matrix itself remains accurate and relevant to the evolving needs of the Company, and (iii) filling any gaps so that the needs of the Board are met.

In order to assist the Governance Committee and the Board Chair in recommending director candidates, the Governance Committee, together with the Board Chair, identifies potential director candidates and, prior to nominating a new director for election or appointment, the Board Chair and the President and Chief Executive Officer meet with the candidate to discuss his or her interest and willingness to serve on Alithya’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board.

BOARD DIVERSITY

In an increasingly complex global market, the ability to draw on a wide-range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Further, diversity helps to ensure that a wide variety of different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced, inclusive and comprehensive.

The Company believes that diversity at board, executive officer and senior management levels (and at all levels within the Company) can provide a number of potential benefits, including:

•	Access to a significant part of a potentially relevant talent pool that can contribute to and lead in a variety of technical and other functional areas;

•

Unique and tangible contributions, resulting from different perspectives, experiences, concerns and sensibilities, in finance, strategy, marketing, client relations, technology, mentoring and employee relations in a world of diverse clients and workforces;

•	Potential for richer discussion and debate that may ultimately increase effectiveness in decision-making and advising functions;

•	Increased likelihood that the perspectives and concerns of all stakeholders are represented in discussions; and

•	Signaling Alithya’s values to various stakeholders, including employees at all levels, shareholders, clients, communities, regulators and other government officials, and the public.

The Board believes that diversity of personal characteristics such as age, gender, ethnicity, geographical representation, business expertise, stakeholder expectations and culture is an important attribute of a well-functioning Board. Alithya believes that increasing the diversity of the Board to reflect the communities and clients Alithya serves is essential in maintaining a competitive focus and that a diverse board also signals that diverse perspectives are important to the Company, and that Alithya is committed to inclusion. Alithya has adopted a written policy on board diversity which is contained in its Corporate Governance Guidelines, reflecting a commitment to include an appropriate number of women directors.

The Governance Committee, which is responsible for recommending director candidates to the Board, considers candidates on merit, based on a balance of skills, background, experience, knowledge and personal characteristics. The Governance Committee also sets measurable objectives for achieving diversity and recommend them to the Board for adoption. In connection with these objectives, the Company’s Corporate Governance Guidelines set as a target that at least 30% of directors on the Board should be women.

In furtherance of this objective, three of the ten Nominee Directors being proposed for election at this year’s Meeting are women. If all nominated directors are elected, women would represent 30% of the Board. The Governance Committee considers the level of representation of women and diversity on the Board by overseeing the selection process and ensuring that women and other diverse candidates are included in the list of candidates proposed to the Board as potential directors.

The table below outlines information on the voluntary self-identified gender, racial characteristics, and LGBTQ+ status of the Company’s Nominee Directors, as required, and in the format prescribed, by NASDAQ:

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BOARD DIVERSITY MATRIX (as at July 18, 2022)

Country of Principal Executive Office:		Canada

Foreign Private Issuer:		Yes

Disclosure Prohibited under Home Country Law:		No

Total Number of Nominee Directors:		10

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Nominee Directors	3	7	-	-

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction		Nil

LGBTQ+		Nil

Did Not Disclose Demographic Background		Nil

IDENTIFICATION OF POTENTIAL DIRECTOR CANDIDATES

The Governance Committee has the mandate to identify and recruit qualified director candidates and to make recommendations to the Board for their nomination for election or appointment. The Chair of the Board and the President and Chief Executive Officer are consulted and have input throughout the selection process. The Board, however, retains the ultimate responsibility for giving its approval for its composition and size and the selection of candidates nominated for election or appointed as directors. An invitation to stand as a nominee director is made to a candidate by the Board through the Board Chair.

The Governance Committee is mandated to review annually the competencies, skills and personal qualities applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board in a way that provides, in the judgment of the Board, an appropriate variety of skills and experience to overview the overall stewardship of the Company. The Governance Committee, together with the lead director, is responsible for conducting an annual assessment of the overall performance and effectiveness of the Board and each committee, the Board Chair and each committee Chair and reporting on such assessments to the Board. The objective of the evaluation is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. Results of the board assessment are taken into consideration when assessing the Board composition. For more information on such assessments, please refer to the section entitled “Board Assessment”.

NOMINATION OF DIRECTORS FOR RE-ELECTION

Our Corporate Governance Guidelines provide that each director must have a combined attendance rate of 75% or more at Board and committee meetings to stand for re-election, unless exceptional circumstances arise such as illness, death in the family or other like circumstances, failing which such director must tender a written offer to resign. As of July 18, 2022, the Nominee Directors all met such condition.

MAJORITY VOTING POLICY

The Board has adopted a policy, which forms part of our Corporate Governance Guidelines, to the effect that any nominee director who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, shall tender his or her resignation to the Board promptly following the meeting of shareholders at which the director was elected. The directors, other than those who also received a majority withheld vote at the same election, shall consider and, within 90 days following the election, determine whether or not to accept the resignation. The Board will make its decision and promptly announce it in a press release within 90 days following the shareholders meeting, a copy of which will be provided to the TSX. The Board shall, however, accept such resignation absent exceptional circumstances and the resignation shall be effective when accepted by the Board. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board.

ADVANCE NOTICE BY-LAW

As per sections 26 to 32 of the Company’s by-laws, only persons who are nominated in accordance with the procedures contained therein shall be eligible for election as directors of the Company. Such nomination process sets a deadline before a shareholders meeting for a shareholder to notify the Company of his, her or its intention to nominate directors, and lists the information that must be included with such nominations’ notice to be valid. Such provisions apply at any shareholders meeting that was called for the election of directors, but may be waived by the Board at its sole discretion.

The Board believes that this requirement establishes a transparent and fair process for all shareholders to follow if they intend to nominate directors, and allows all shareholders, including those participating by proxy, to have sufficient time and information before they vote for the election of directors. It is also intended to facilitate an orderly and efficient meeting process. A copy of the Company’s by-laws, including the advance notice provisions, is available on the Company’s website at www.alithya.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Committees’ Mandates and Membership

The Board has established three committees to assist it in fulfilling its mandate: the Audit and Risk Management Committee (“Audit Committee”), the Corporate Governance and Nominating Committee (“Governance Committee”) and the Human Capital and Compensation Committee (“Compensation Committee”). Each committee reports to the Board. The role and responsibilities of committee Chairs and the mandate of the committees are described below.

ROLE AND RESPONSIBILITIES OF COMMITTEE CHAIRS

The text of the mandates of the Audit Committee, the Governance Committee and the Compensation Committee, which can be found on the Company’s website at www.alithya.com, each contain a description of the position of the Chairs. The prime responsibility of committee Chairs is to be responsible for leadership of the committee assignments, including preparing the agenda, presiding over the meetings, making committee assignments, and reporting to the Board following meetings of the committee on matters considered by the committee, its activities and compliance with its mandate. Mr. Robert Comeau is the Chair of the Audit Committee, Mr. Pierre Turcotte is the Chair of the Governance Committee

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and Ms. Lucie Martel is the Chair of the Compensation Committee.

The following is a summary of the mandate of each committee of the Board. Each committee annually reviews the adequacy of its mandate.

AUDIT AND RISK MANAGEMENT COMMITTEE

The primary mandate of the Audit Committee is to review the financial statements of the Company and public disclosure documents containing financial information and to report on such review to the Board, to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, to oversee the work and review the independence of the external auditor, and to oversee the Company’s internal control over financial reporting. The Audit Committee is also responsible for ensuring that appropriate risk management processes are in place across the Company, including for the management of IT systems and infrastructure and security and cybersecurity risks. In performing its duties and exercising its powers, the Audit Committee considers and addresses the risks related to the establishment, maintenance and implementation of disclosure controls and procedures and internal control over financial reporting and the risks related to security and data privacy that would reasonably be expected to have a material effect on the Company. Please refer to Appendix A of the Company’s Annual Information Form (“AIF”) for the text of the Audit Committee’s charter. The AIF is available on the Company’s website at www.alithya.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The charter of the Audit Committee is also available on the Corporation’s website at www.alithya.com.

The membership of the Audit Committee is as follows:

MEMBERSHIP	INDEPENDENT
Robert Comeau (Chair)	✓
Dana Ades-Landy	✓
C. Lee Thomas	✓

Below details the main qualifications of the members of the Audit Committee to effectively contribute to the Audit Committee:

•

Mr. Comeau brings significant financial expertise to the Audit Committee. He served as Chief Financial Officer of both public and private companies from 2005 to 2015 and acted as Chair of the Audit Committee of H2O Innovation Inc. from 2017 to 2021. Mr. Comeau holds a Bachelor’s degree in accounting from HEC Montreal and is a former Chartered Professional Accountant (CPA, CA).

•

Ms. Ades-Landy has extensive financial expertise. With more than 25 years of experience as an executive in the banking industry, she currently works with the Special Loans Group of the National Bank of Canada and serves as director and Chair of the Audit Committee of First Lion Holdings Inc. and director and member of the Audit Committee of Sagen MI Canada Inc. since 2021. She also acted as director and Chair of the Audit Committee of the Canada Mortgage and Housing Corporation from 2017 to 2020. She holds a Master of Business Administration in Finance and Accounting from Concordia University.

•	Mr. Thomas brings valuable financial expertise to the Audit Committee. He has held various roles at Ernst &

Young LLP from 1976 to 2014, including that of Managing Partner. He holds a Bachelor’s degree in accounting from Baldwin Wallace University and is a Certified Public Accountant (CPA). He also currently teaches at Baldwin Wallace University.

The mandate of the Audit Committee provides that it must be composed of a minimum of three members, all of whom shall be independent directors within the meaning of applicable Canadian and U.S. securities laws and NASDAQ corporate standards. The Board has determined that all members of the Audit Committee meet the independence requirements under the rules of NASDAQ, NI 58-101 and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). The Board has also determined that Mr. Robert Comeau is an “audit committee financial expert” within the meaning of the SEC regulations and applicable NASDAQ rules.

No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

Only Ms. Dana Ades-Landy, who chairs the audit committee of Sagen MI Canada Inc., serves on the audit committee of another public company.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The primary mandate of the Governance Committee is to oversee the Company’s approach to corporate governance issues, to recommend to the Board corporate governance practices consistent with the Company’s commitment to high standards of corporate governance and to address potential risks related to corporate governance matters. The Governance Committee is, among others, responsible for assessing at least annually the performance and effectiveness of the Board and committees to ensure that they are fulfilling their respective responsibilities and duties. The Governance Committee is also responsible for identifying, and recommending to the Board, potential director candidates who possess the qualifications and skills to fulfill the Board responsibilities. The membership of the Governance Committee is as follows:

MEMBERSHIP	INDEPENDENT
Pierre Turcotte (Chair)	✓
Lucie Martel	✓
Ghyslain Rivard	✓

Below are details of committee members’ career highlights that make them qualified and effective corporate governance decision-makers:

•

Mr. Turcotte has extensive managerial and directorship experience within both private, public and not-for-profit companies. He was also a director at the time the Company went public and underwent its corporate governance transformation to comply with all rules applicable to public companies. Mr. Turcotte is a member of the Institute of Corporate Directors.

•

Mr. Rivard has more than 35 years of experience in the IT and business services sector and is the founder of the Company. As such, he has at heart the long-term sustainability of the Company leveraging the highest ethical and governance standards in-the IT industry.

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Like Mr. Turcotte, he was also a director at the time the Company went public, and is also a member of the Institute of Corporate Directors.

•

Ms. Martel has more 30 years of experience in strategic management of human resources and labour relations and more than 10 years of experience with a public company, Intact Financial Corporation, where she was Senior Vice-President and Chief Human Resources Officer from 2011 until her retirement in 2021. As such, she brings valuable insight on key governance topics of interest to public companies and which are tightly intertwined with human capital and compensation matters. She is also a director and the Chair of the Human Resources Committee of the Montréal Heart Institute Foundation and a Class B director and member of the Human Resources Committee of Fiera Capital Corporation since 2022. She holds a Bachelor’s degree in industrial relations from Université de Montréal and is a member of the Institute of Corporate Directors.

The mandate of the Governance Committee provides that it must be composed of at least three members, a majority of whom shall be independent directors within the meaning of applicable Canadian and U.S. securities laws and NASDAQ corporate standards. The Board has determined that all three members of the Governance Committee meet the independence requirements under the rules of NASDAQ, NI 58-101 and Rule 10A-3 of the Exchange Act. Mr. Pierre Turcotte is the current Chair of the Governance Committee.

HUMAN CAPITAL AND COMPENSATION COMMITTEE

The primary mandate of the Compensation Committee is to approve, and recommend to the Board, compensation programs for the Company’s executive officers, members of senior management and the directors. The Compensation Committee is responsible for, among other things, reviewing the compensation structure of the Company’s executive officers and members of senior management, establishing and reviewing the employment agreements of the members of the Executive Committee, recommending to the Board compensation policies and processes, as well as, where applicable, amendments to current incentive compensation and equity compensation plans or the adoption of new plans, in order to retain senior management employees with the skills and expertise needed to enable Alithya to achieve its goals and strategies at a fair and competitive compensation. The Compensation Committee reviews, and recommends to the Board, target performance measures respecting incentive compensation payable to members of the Executive Committee of the Company as well as compensation to be paid-out. It is responsible for overseeing the transparency of compensation through the disclosure of various compensatory elements, including the overall disclosure of arrangements, pay-for-performance and use of compensation consultants. It is also responsible for the oversight of internal controls in executive compensation process and the identification and development of talent to ensure that Alithya identifies and adequately prepares potential successors at the executive and senior management levels.

MEMBERSHIP	INDEPENDENT

Lucie Martel (Chair)	✓

Ghyslain Rivard	✓

Pierre Turcotte	✓

Below are details of committee members’ career highlights that make them qualified and effective human capital and compensation decision-makers:

•

Ms. Martel has more than 30 years of experience in strategic management of human resources and labour relations acquired at Intact Financial Corporation where she is Senior Vice-President and Chief Human Resources Officer since 2011, as well as previously at AXA Canada, Laurentian Bank, Direct Film and Uniroyal. She is also a director and the Chair of the Human Resources Committee of the Montréal Heart Institute Foundation and a Class B director and member of the Human Resources Committee of Fiera Capital Corporation since 2022. She holds a Bachelor’s degree in industrial relations from Université de Montréal and is a member of the Institute of Corporate Directors.

•

Mr. Rivard has more than 35 years of experience in the IT and business services sector and is the founder and former President and Chief Executive Officer of the Company. As such, he has in-depth knowledge of the human capital considerations in the day-to-day operations of the Company, as well as extensive historical knowledge about the Company.

•	Mr. Turcotte has extensive managerial and directorship experience within both private, public and not-for-profit companies.

The mandate of the Compensation Committee provides that it must be composed of at least three members, a majority of whom shall be independent directors within the meaning of applicable Canadian and U.S. securities laws and NASDAQ corporate standards. The Board has determined that all three members of the Compensation Committee meet the independence requirements under the rules of NASDAQ, NI 58-101 and Rule 10A-3 of the Exchange Act. Ms. Lucie Martel is the current Chair of the Compensation Committee.

Board Renewal

BOARD TENURE AND TERM LIMITS

The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing off Board directors who have developed, over a period of service, increased insight into the Company and who, therefore, can be expected to provide a valuable contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board memberships to provide ongoing input of fresh ideas and views. The Governance Committee is mandated to annually review the composition of the Board and to consider recommending changes to its composition.

RETIREMENT FROM THE BOARD

The Board has adopted in its Corporate Governance Guidelines its view on the mandatory retirement age for directors. A director shall not, unless otherwise determined by the Board, at its discretion, be appointed or elected as a director once that person has reached 75 years of age.

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BOARD ASSESSMENT

The Governance Committee is, together with the lead director, responsible for assessing the overall performance and effectiveness of the Board, committees and individual directors. The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. The annual Board assessment process is conducted very thoroughly following these four steps:

•

First, the Governance Committee approves a confidential comprehensive Board evaluation questionnaire to solicit feedback from all of the directors on the operation and effectiveness of the Board and its committees, the Chair of the Board and the committees, as well as their individual performance. The questionnaire includes questions regarding matters such as the Board structure and efficiency, the Board’s relationship with management, the adequacy of information provided to directors and agenda planning for Board and committee meetings. Once approved, the questionnaire is launched through the Office of the Corporate Secretary and completed by each of the directors.

•	Second, once all evaluation questionnaires are submitted, the responses are analyzed by the lead director, who then holds confidential one-on-one conversations with each director.

•	Third, the lead director reports the results to the Governance Committee and the Board, as well as identified areas of improvements to enhance the performance of the Board and of the committees.

•	Lastly, the Board reviews and discusses the lead director’s report and approve necessary remedial actions as appropriate.

Director Orientation and Continuing Education

The Governance Committee is mandated to oversee an orientation and education program for new directors and ongoing educational opportunities for all directors as required.

ORIENTATION

Our orientation program includes (i) meetings with members of Alithya’s executive officers, including the President and Chief

Executive Officer, Chief Financial Officer, Chief Operation Officer, and Chief Legal Officer and Corporate Secretary, to discuss Alithya’s business and strategic plans and ensure that new directors benefit from an in-depth understanding of the Company’s organizational structure and the nature and operation of its business, including the Company’s reporting structure, strategic plans, risks management programs and policies, as well of its relationship with its external auditor, and (ii) meetings with the Board Chair to discuss the role of the Board and its committees, as well as of the Board Chair and lead director, and to discuss the contribution individual directors are expected to make.

New directors are provided with a reference manual containing corporate and other information required to familiarize themselves with the Company, its organization and operations and Alithya’s key corporate governance and public disclosure documents, including Alithya’s Corporate Governance Guidelines, and Board and committee mandates; information regarding its committees and their Chairs, and individual directors; Alithya’s material policies and procedures; as well as organizational charts and more.

All directors also have regular access to the Company’s executive officers to discuss Board presentations and other matters of interest. Alithya’s management and the Governance Committee keep the directors aware of major developments in corporate governance, important trends and new legal or regulatory requirements. The Board also receives presentations from executive officers and other members of senior management on Alithya’s performance and issues relevant to the business of Alithya, the industry and the competitive environment in which it operates.

All directors are also encouraged to attend Company events relevant to their understanding of the Company’s business, affairs and culture:

•	internal annual meetings of employees;

•	industry conferences;

•	leadership training sessions; and

•	other Company events on an ad hoc basis.

They are also encouraged to attend conferences, seminars or courses whether they be industry-specific to Alithya or relevant to fulfill their role as directors, the cost of which will be borne by Alithya.

In addition, if applicable measures in connection with the COVID-19 pandemic allow it, new directors are encouraged to visit Alithya’s offices for a better understanding of day-to-day management of the Company’s operations. During the fiscal year ended March 31, 2022, due to the continued COVID-19 pandemic, all meetings of the Board were held electronically.

CONTINUING EDUCATION

In light of the rapidly changing technology and competitive environment in which the Company operates, the Board and the Governance Committee recognize the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education, the Company’s management team:

•	provides to the Board quarterly reports on the operations and finances of the Company, as well as on

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its vertical markets and the industry in general, and an annual in-depth review of the operations of the principal business units of the Company;

•

regularly updates the Board and its committees on developments related to corporate governance, changes in law, industry news and other educational materials by making presentations to the Board and circulating, on an ad hoc basis, to the Board and the relevant committees meeting materials, including articles, reports and studies, for their information and to initiate discussions; and

•	organizes presentations by outside experts to the Board or committees on matters of importance or emerging significance, including best practices of successful boards.

The following activities were conducted during the fiscal year ended March 31, 2022:

DATE	TOPICS	PRESENTERS	ATTENDEES

April 2021	Business Units Overview	Management	Board

June 2021	Governance	Management	Governance Committee

June 2021	Investor Relations	External Consultant	Board

June 2021	IT Developments Initiatives	Management	Board

August 2021	U.S. Oracle Practice	Management	Board

November 2021	Recent Legal Developments	Management	Governance Committee

November 2021	Environmental, Social and Governance (ESG)	External Consultant	Board

November 2021	Canada and U.S. Microsoft Practice	Management	Board

February 2022	Cybersecurity	Management	Audit Committee

February 2022	Compensation	Management	Compensation Committee

March 2022	Business Units Overview	Management	Board

March 2022	Environmental, Social and Governance (ESG)	Management & External Consultant	Board and Governance Committee

Talent Management and Succession Planning

Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board and the Compensation Committee. A comprehensive framework, focusing on the identification, assessment, and development of talent is used to ensure that the Company has an appropriate pipeline of potential successors at the executive and management levels.

Alithya prepares talent for broader and more complex roles by differentiating development needs and providing meaningful professional experiences. When required, the Company also uses external hiring to address succession gaps and procure critical skills.

Regular updates on the talent management and leadership development of each function are reviewed by the Compensation Committee. Throughout the year, the Governance Committee also conducts executive reviews focused on the strength and diversity of succession pools for key leadership roles across Alithya. The Company also integrates a more precise approach for high potential candidates to prepare them for broader and more complex roles while developing critical leadership capabilities. A complete review of the contingency as well as short-, medium- and long-term succession plans for the executive officers and senior management is conducted annually, and specific plans to address identified gaps are reviewed.

During the fiscal year ended March 31, 2022, Alithya continued to be focused on the assessment and development of the next generation of executive officers and senior managers to ensure effective succession planning for a strong talent pipeline. The Governance Committee continued to monitor their development and review and update customized development plans as required.

Alithya also refines its career development program to provide targeted training and practical work experience that will support the development of talent. As part of this process, Alithya may recruit, where necessary, new executive officers and senior managers from leading organizations who, it believes, will provide additional skills and experience and assist to continue to improve the strength of our leadership team. The Compensation Committee is satisfied that proper talent management and succession planning strategies are in place to ensure the Company’s ongoing success.

The Compensation Committee periodically reviews with the Chair of the Board and the President and Chief Executive Officer succession plans for the position of President and Chief Executive Officer and other senior management positions and makes recommendations to the Board with respect to the selection of potential candidates to occupy these positions.

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT DIVERSITY

Alithya recognizes the importance of having a diverse senior management team which offers a depth of perspectives and enhances the Company’s operations. In fulfilling part of its oversight role, the Compensation Committee periodically reviews Alithya’s integrated approach applicable to executive officers and senior management and its talent management and succession planning. The Compensation Committee considers processes and practices for leadership development and reviews the depth of succession pools for senior leadership roles across the Company, while taking into considerations a diversity of personal characteristics (gender, age, ethnicity, geographical representation, expertise and culture).

Alithya is committed to creating an environment of inclusion that respects the contributions and differences of every individual by encouraging collaboration, creative thinking and innovation. Alithya’s core values recognize the importance of all its people, regardless of race, gender, beliefs or place of origin. We are proud of our diversity and we encourage it. We also believe in diversity of ideas and that providing a safe environment to exchange these ideas will only make us better and stronger. By focusing efforts on attracting, recruiting, retaining and promoting the most qualified and talented people, Alithya strongly believes that it will achieve its strategic business objectives.

As at March 31, 2022, women represented 20% of both Alithya’s Executive Committee, on one hand, and executive officers’ positions (which group includes members of the Executive Committee), on the other hand, and approximately 25% of

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Alithya’s overall senior management team (which group includes both executive officers and senior managers). Instead of adopting specific gender diversity targets for executive officers, Alithya has chosen to promote an inclusive and diverse hiring approach that supports the recruitment of women candidates and provides opportunities for their advancement.

Appointments are based on a balance of criteria, including merit, skill, background, experience and competency of the individual at the relevant time. Nonetheless, executive officer appointments are reviewed with our diversity and talent management objectives in mind, including the level of representation of women in executive officer positions.

SHAREHOLDER ENGAGEMENT

Shareholder engagement by Management

The Company has a disclosure policy (the “Disclosure Policy”) which sets guidelines with regard to communications with its stakeholders, including shareholders, employees, analysts, the media, institutional investors, governments and the public. For more information on our disclosure policy, please refer to the section entitled “Ethical Business Conduct – Disclosure Policy”.

Through our Disclosure Policy and procedures, the Company engages and communicates with shareholders and other stakeholders on an ongoing basis and through various channels, including by the dissemination and filing of news releases and other continuous disclosure documents, the posting of diverse publications on its website at www.alithya.com and the holding of periodic meetings with shareholders, financial analysts and members of the financial community in accordance with applicable securities laws and stock exchange rules. Conference calls are also held with the investment community on a quarterly basis to review the financial results and the business strategy of the Company, and the President and Chief Executive Officer and the Chief Financial Officer are regularly invited to speak at investor conferences.

During fiscal 2022, Alithya held an “Investor Day” during which key members of the Company’s management discussed with customers and partners various aspects of the business. These meetings provided analysts, shareholders and other stakeholders with the opportunity to better understand the Company’s vision and long-term goals. The Company was also invited to the Laurentian Bank Securities 8th Annual Institutional Investor Conference to participate as a panellist. The presentations made during such event are available on the investor section of the Company’s website at www.alithya.com.

These presentations are, however, not incorporated by reference in this Management Information Circular.

The Company is committed to meeting with shareholders and at addressing any shareholder-related concerns. Shareholders may communicate with the Company in this regard by email at secretariat@alithya.com or by mail at:

Investor Relations

Alithya Group inc.

1100, Robert-Bourassa Boulevard

Suite 400

Montréal, Québec, H3B 3A5

Shareholder engagement by Directors

The Company’s shareholders are a pillar of its governance structure and processes. Shareholders are invited to attend and ask questions to the Chair of the Board at each annual meeting of shareholders. At each annual meeting of shareholders, they are also given the ultimate power to elect the directors and to give them the mandate to manage and oversee the management of the Company for the next year. The Company has a majority voting policy further to which any director who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, shall tender his or her resignation to the Board promptly following the meeting at which the director was elected. For more information on our majority voting policy, please refer to the section “Board of Directors – Nomination to the Board - Majority Voting Policy”.

Shareholders may also contact Alithya’s independent directors directly at any time by sending an email to the lead director at lead_director@alithya.com or by using the contact page for the lead director on Alithya’s website at www.alithya.com.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Alithya strives to be a model of corporate responsibility and is committed to implementing progressive environmental, social, and governance (“ESG”) guidelines that meet the expectations of its stakeholders, partners and customers, and which embody the social consciousness of its employees and the communities in which it operates. The information below provides an overview of ESG initiatives undertaken by Alithya during fiscal 2022.

In fiscal 2022, Alithya also began work to refine its approach to ESG to better align its ESG vision and goals with its core values: respect, well-being, passion, trust, integrity and creativity; and continued to integrate ESG considerations into its business strategy, policies and decision-making. With the assistance of a third party ESG consultant, Alithya has begun a materiality assessment of its ESG priorities by gauging the key levers established by prominent global standards, rating agencies and our peers, surveying and interviewing influential stakeholders, both internal and external, and engaging with the Company’s executive leadership, and is developing a strategic roadmap for addressing Alithya’s ESG priorities. These measures reinforce the Company’s belief that value is created through sustainability, and sustainability is a fundamental element for Alithya’s long-term success. The Company intends to continue working on its ESG strategy, policies and practices. Alithya expects to publish its first ESG report during the course of fiscal 2023.

Our People

Alithya’s people are its strength, and its culture provides a competitive advantage by engaging its people and providing a driver for innovative solutions for its customers.

Alithya maintains a diverse and socially conscious workforce and has several programs designed to ensure their well-being. As operations during fiscal 2022 continued to be impacted by the COVID-19 pandemic, Alithya maintained a strong focus on employee well-being, including through:

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•	information webinars around a multitude of relevant topics;

•	enhanced employee communications, including the “Life at Alithya” program, monthly virtual CEO breakfasts, Officevibe, and a newsletter devoted to employee well-being;

•	the Alithya Virtual Training Club to promote employee fitness; and

•	the Alithya Leadership Academy to provide training for the leaders of tomorrow.

Diversity & Inclusion

With professionals in Canada, the United States and internationally, Alithya provides an equitable and inclusive workplace and takes diversity across multiple characteristics into consideration in its succession planning. 33% of the directors nominated for election at the Meeting and 25% of Alithya’s overall senior management team, which includes executive officers and senior managers, are women. Please refer to the section entitled “Executive Officers and Senior Management Diversity” for more detailed information in this regard.

Alithya’s diversity and inclusion programs are a top priority and the Company continues to rigorously advance those goals. Some key initiatives of the Company’s diversity and inclusion programs include:

•	unconscious bias training programs;

•	the Women in Governance’s bronze certification achievement to progress towards parity;

•	the Women in Leadership program;

•	the Indigenous Relations Program; and

•	the LGBTQ+ Committee and training on gender realities.

Community

Alithya is compelled to play a part in the economic and social well-being of the communities in which it does business in and tries to support the numerous initiatives brought to the table by its executive leaders and employees. The numerous projects in which Alithya was involved during fiscal 2022 include:

•

an employer-sponsored volunteering program launched on August 12, 2021 further to which all regular full-time employees are granted on an annual basis one full-day of paid leave (Volunteering Leave), on company time, for volunteering purposes;

•

numerous Alithya employee fundraising, including for the Make-a-Wish foundation, the 24h Tremblant for sick children, the annual Terry Fox Run, the Feeding America campaign and a non-perishable food drive in support of Solidarité Famille;

•	Alithya Quebec’s team raised a significant amount for Centraide Chaudière-Appalaches to support organizations and projects in the region;

•	Alithya’s response in urgent fashion to the unfolding humanitarian crisis in Ukraine by collectively raising funds for the Ukraine Crisis Relief Fund of the Canadian and American Red Cross; and

•

Canadian employees raised funds for the year-end Give At Work Campaign which included donations to United Way and to causes that help in the fight against poverty and social exclusion, as well as to organizations battling the most devastating chronic diseases and serious illnesses.

Planet

Alithya promotes sustainability by guiding its clients to environmentally-sound technology, including towards cloud-based solutions that are reputed to be less energy hungry than traditional infrastructures, to support its customers’ digital transformations.

Wherever possible, Alithya encourages efficient use of energy and natural resources, including programs focused on waste reduction and recycling at each of its offices.

Alithya also promotes and facilitates remote work opportunities to its workforce, including hybrid options. As at July 18, 2022, more than 70% of Alithya’s approximately 3,900 employees were working remotely.

Governance

Alithya has implemented and maintains strong corporate governance policies and guidelines in line with best practices and routinely assesses such practices. Please refer to the section entitled “Statement of Corporate Governance Practices”.

The Board and its Governance Committee monitor governance practices internationally, principally in Canada and the United States, and implement changes to Alithya’s governance policies and practices as necessary to comply with any new rule issued by the Canadian Securities Administrators and other applicable regulatory authorities. Alithya also monitors recommended best practices of shareholder representatives and other organizations and implements any such practice believed to be in the best interest of the Company and its stakeholders after due consideration.

The Board sets the tone for our corporate culture, and one key element is operating as a responsible global citizen. Recognizing that ESG is a key priority, it is putting in place measures to ensure that the Company is well positioned to play its part as a leader. The Governance Committee is responsible for overseeing Alithya’s ESG disclosure, as well as the monitoring of the Company’s approach to governance issues, including ESG practices. It provides oversight of the Company’s development of formal ESG guidelines and monitors progress against set targets. Alithya’s management team is actively engaged in ESG-related initiatives and has taken steps toward advancing a formalized ESG program with external and internal support to identify, coordinate and advance the Company’s ESG priorities and objectives. These activities are currently led by the Company’s Chief Legal Officer and Corporate Secretary, in collaboration with the VP Communications and Marketing and Human Capital team.

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ETHICAL BUSINESS CONDUCT

Committed to maintaining and instilling a strong ethical culture, the Board and the Company’s management adopted codes and policies to provide a framework for ethical behaviour based on our values, applicable laws and regulations. This section summarizes key significant corporate-wide policies.

Code of Business Conduct

The Company’s codes and policies governing how we work together and with others (collectively, the “Code of Ethics”) apply to all directors, officers, employees and subcontractors of Alithya. The Company expect everyone working on its behalf to comply with applicable law and adhere to the highest ethical standards. These documents address many important matters, including conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of proprietary information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. Management, the Governance Committee and the Board, as applicable, review and update such documents regularly to ensure that they remain consistent with current industry reality, standards and trends; clearly communicate Alithya’s organizational mission, values, and principles; and serve as reference guides for employees to govern everyday business conduct and decision making. Although waivers may be granted in exceptional circumstances, no waiver has been granted to a director or executive officer in connection with the Company’s Code of Ethics.

The Governance Committee reviews, monitors and oversees the disclosure relating to the Company’s Code of Ethics. Management regularly reports to the Governance Committee on the implementation of the Code of Ethics within the organization and on any significant contravention by employees or other representatives of the Company.

Employees and subcontractors are required to perform their tasks or mandates with fairness and integrity, to contribute to the achievement of the Company’s goals to the best of their abilities and make decisions without compromise. Employees must report to their supervisors any real or potential issue relating to the Code of Ethics.

The Board also adopted a whistleblower policy that allows (i) the report to Alithya of actual or suspected unethical conduct or improper activities, such as accounting, auditing or other financial reporting fraud or misrepresentation, violations of laws that could result in fines or damages, or that could adversely impact Alithya’s reputation, unethical business conduct in violation of the Code of Ethics or any Alithya policies or our clients’ code of conduct and policies, or danger to the health, safety or well-being of our professionals and/or the general public and (ii) contacting the Chair of the Audit Committee, who oversees the Company’s Whistleblower Policy, directly where appropriate.

The Company’s codes and related main policies are available on our website at www.alithya.com.

Related Party Transactions

Under the Company’s Code of Ethics, directors, officers and employees are required to refrain from any undertakings that would place such person in a conflict of interest. Every director and executive officer is also required to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director or executive officer in a conflict of interest.

Every year, a questionnaire is sent to each director and each executive officer to, among others, ensure that the director or executive officer is in no such conflict that has not been disclosed and the Board annually reviews the list of principal occupations and outside interests of all directors and executive officers to identify any potential conflict of interest. The Corporate Governance Guidelines also provide that a non-management director who makes a major change in his or her principal occupation shall promptly disclose this information to the Board and submit, where his or her interests could be perceived as in conflict with those of the Company, his or her resignation to the Board for consideration. It is not intended that non-management directors who retire or whose professional positions change should necessarily leave the Board. Rather, the Board believes it is appropriate in such circumstances to conduct a review, with the assistance of the Governance Committee, of the continued appropriateness of Board membership under such circumstances.

Any director or officer that has a material interest in a transaction or agreement involving Alithya must disclose the interest to the Chair of the Board or the Chief Executive Officer, respectively. Should there be a discussion or decision relating to an organization, business or association in which a director or executive officer has an interest, such director or executive officer will not be allowed to participate or vote in any such discussion or decision.

In fiscal 2022, there was no such transaction between Alithya and a related person, other than as disclosed under the section entitled “Other Information – Interest of Informed Persons and Others in Material Transactions”.

Insider Trading Policy

The Company has an insider trading policy (“Insider Trading Policy”) designed to prevent directors, officers, employees and subcontractors of Alithya from buying, selling, or otherwise trading in securities of Alithya when in possession of undisclosed material information related to Alithya, and from disclosing such information to anyone or recommending anyone to trade in securities of Alithya when in possession of such information.

In order to reduce appearance of improper trading, directors, executive officers and certain other officers and employees designated from time to time by the Chief Legal Officer and Corporate Secretary are prohibited from buying, selling or otherwise trading in securities of Alithya, including exercising options on securities of Alithya, during regular black-out periods which span the period when the Company’s financial results are being compiled, but have not yet been made public until two full trading days after they have been made public. Special black-out periods may also be declared if there are pending material developments with respect to Alithya, or for any other reason determined by both the President and Chief Executive Officer, and the Chief Legal Officer and Corporate Secretary. Insiders who wish to buy, sell or otherwise trade in securities of Alithya,

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including exercise options on securities of Alithya, outside of a black-out period may only do so after clearing such trades with the Chief Legal Officer and Corporate Secretary.

The Company’s Insider Trading Policy also prohibits directors, officers, employees and subcontractors from engaging in hedging activities or any other arrangements that are designed to hedge or offset a decrease in market value of any securities of Alithya. The restriction applies to all forms of derivatives, including “calls”, “puts” and “short sales”.

Disclosure Policy

As stated in the Corporate Governance Guidelines of the Company, the Board believes it is a function of management to speak for the Company in its communications with its stakeholders, including shareholders, employees, analysts, the media, institutional investors, governments and the public in general. As such, the Company has adopted a disclosure policy (“Disclosure Policy”) which establishes a committee (“Disclosure Committee”) comprised of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Legal Officer and Corporate Secretary and the Vice-President, Communications and Marketing, and which is responsible for ensuring that the Company’s public communications with its stakeholders and documents it files with regulators are timely, accurate and broadly disseminated, in accordance with applicable legal and regulatory requirements. The Disclosure Policy establishes procedures for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters including confidentiality, material information, news releases, conference calls, electronic communications and rumours.

Clawback Policy

The Company has a clawback policy (“Clawback Policy”) which allows it to seek repayment of incentive compensation received by an executive officer or any employee as determined by the Board (a “Covered Person”) in respect of the Company’s financial year ending March 31, 2022 and the periods thereafter.

Under the Clawback Policy, the Board may, in its sole discretion, direct the Company to recoup, in part or in full, the net after-tax benefit received by a Covered Person as a result of incentive compensation awarded under the Company’s short- and long-term incentive plans, in situations where:

•

the Company’s financial statements are restated due material non-compliance with financial reporting requirements, the Covered Person engaged in Misconduct which caused or contributed to said restatement, and the incentive compensation received by such Covered Person would have been lower had the financial statements been properly reported, in which case, recoupment may target incentive compensation awarded during the current financial year and three financial years immediately preceding the date on which the Board has determined a restatement is required;

•

the Covered Person was involved in fraud, intentional or reckless non-compliance with applicable laws, regulations, rules or violation of the Company’s Code of Ethics, or the Covered Person failed to report or take action to stop same while having actual knowledge thereof or being wilfully blind thereto (“Misconduct”), in which case, recoupment may target incentive compensation awarded during the 24 months preceding the date on which the Board has determined Misconduct occurred; or

•	it is required by applicable laws or regulations, stock exchange rules or a regulatory agency having jurisdiction, in which case, those shall govern and supersede the Clawback Policy.

Recoupment under the Clawback Policy can be effected through deduction from any amounts or grants due or to be paid to the Covered Person, cancellation or forfeiture of the Covered Person’s outstanding share-based awards, as well as requiring direct reimbursement from the Covered Person.

ALITHYA  |  Statement of Corporate Governance Practices      30

Compensation Discussion and Analysis

LETTER FROM THE CHAIR OF THE HUMAN CAPITAL AND COMPENSATION COMMITTEE

On behalf of the Human Capital and Compensation Committee (the “Committee”), I am pleased to provide you with an overview of Alithya’s executive compensation program for the fiscal year ended March 31, 2022 (“fiscal 2022”).

Fiscal 2022 Overview

Fiscal 2022 was another challenging year, as COVID-19 continued to impact some of the markets in which Alithya operates throughout most of the calendar year 2021 and up to the end of fiscal 2022. To continue protecting the health and safety of its employees, the Company continued to promote remote work environments and servicing customers remotely without material disruptions. Although it had promptly implemented several measures to preserve its liquidity during fiscal 2021, including temporary management salary reductions, reduced work weeks and temporary layoffs for some employees, all such measures had been reverted by the end of fiscal 2021 and therefore did not impact Alithya’s fiscal 2022 compensation. Notwithstanding the continuing COVID-19 pandemic, the Company’s operational model and executive leadership proved themselves once again by delivering continued organic growth and resulting in two strategic acquisitions which further expanded the Company’s expertise in North America.

Compensation Approach

Alithya’s approach to executive compensation continues to be driven by our objective to offer competitive compensation and reward the achievement of short- and long-term objectives aligned with sustainable value creation and shareholders’ economic interests. Being able to recruit and retain highly qualified and engaged employees is core to Alithya’s success. Alithya’s compensation program uses key company performance measures and follows a conservative balanced structure, such that it does not create risks that could have a material adverse effect on the Company.

To provide for increased long-term performance incentive and to ensure retention of talent, the Committee recommended changes to the Company’s executive compensation program starting fiscal 2022.

Compensation Program Review

To ensure that our executive compensation program remains commensurate with Alithya’s rapid growth and properly aligns pay with company performance and shareholder return, the Committee retains the services of independent compensation advisors from time to time to provide advice on the design of the Company’s executive compensation programs and, with the assistance of such compensation consultants, the Committee periodically reviews and benchmark its executive compensation program against best practices and those of comparable companies.

In the third and fourth quarters of fiscal 2021, the Committee retained Willis Towers Watson (“WTW”) to advise on certain aspects of the Company’s compensation program. WTW assessed the design and competitiveness of Alithya’s executive compensation program using an updated comparator group comprised of a broad mixture of relevant Canadian and U.S. companies. Following the review, the Committee recommended changes for approval by the Board effective in fiscal 2022, including the introduction of performance share units (“PSUs”) to reduce the Company’s emphasis on options to provide for increased long-term performance incentive. The changes principally aimed at further aligning total compensation with the median of the Canadian and U.S. markets and ensuring it is competitive and fosters long-term engagement. The Board also approved an increase in the minimum share ownership requirement for the CEO from three to five times his base salary as well as from one to three times their base salary for the other members of the Executive Committee and from one to one and a half times their base salary for other executive officers and certain designated members of senior management.

The Committee and the Board believe that compensation outcomes are appropriate and aligned with the Company’s pay-for-performance approach, and that the aforementioned changes which will also apply for fiscal 2023 will continue to further support the Company’s strategic plan execution. We look forward to answering the questions you may have regarding Alithya’s executive compensation.

Lucie Martel

Chair of the Human Capital and Compensation Committee

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EXECUTIVE COMPENSATION PROGRAM

Named Executive Officers

This Compensation Discussion and Analysis section presents the compensation awarded to, earned by, paid or payable to the President and Chief Executive Officer, the Chief Financial Officer and each of the three other most highly compensated executive officers of the Company and its subsidiaries in the Company’s most recently completed fiscal year. For the fiscal year ended March 31, 2022, the three other most highly compensated executive officers of the Company and its subsidiaries were the Chief Operating Officer, the President, Alithya USA and the Chief Legal Officer and Corporate Secretary.

Executive Compensation Approach

The Company’s executive compensation program is designed to be competitive in order to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features, all in alignment with the Company’s objective to create sustained shareholder value.

The Human Capital and Compensation Committee (the “Compensation Committee”) is responsible for defining and approving the Company’s compensation program with respect to its named executive officers (collectively, the “NEOs”) and other executive officers.

The main goals of the Company’s executive compensation program are to:

•	attract and retain key executive talent with the knowledge and expertise required to develop and execute business strategies to create long-term shareholder value;

•	provide executive officers with a total compensation package competitive with that offered by other large global organizations mainly based in North America; and

•	ensure that long-term incentive compensation is an important component of the total compensation.

The Company’s executive compensation program is designed to reward:

•	excellence in developing and executing strategies and transactions that will produce significant value for shareholders over the long-term;

•	quality of decision-making;

•	success in identifying and appropriately managing risks;

•	strength of leadership; and

•	record of performance over the long-term.

The Company’s executive compensation program is comprised of four components: (i) base salary; (ii) short-term incentives (annual bonus); (iii) long-term incentives (options and other share-based awards); and (iv) other elements of compensation, consisting of the Company matching contributions under its Employee Share Purchase Plan (“ESPP”), group benefits and other perquisites and personal benefits. The combination of base salary, annual bonus, and options and other share-based awards defines the total direct compensation offering.

In fiscal 2021, the Compensation Committee retained the services of Willis Tower Watson (“WTW”) to perform a benchmark of its executive compensation program which resulted in changes thereto to align the total direct compensation of its executive officers with the median of a new comparator group for fiscal 2022. For an overview of the Company’s compensation review process and a list of the companies comprised in the new comparator group, please refer to the section entitled “Compensation Review Process” below.

For the year ended March 31, 2022, base salaries and target annual bonuses were adjusted to better align with the median level of the Company’s compensation comparator group, and target long-term incentives comprised of options and share-based awards were granted as a percentage of the executive officer’s base salary.

The Compensation Committee believes that its executive compensation program and its principles provide for reasonable compensation levels.

RISK MITIGATION IN OUR COMPENSATION PROGRAM

In performing its duties, the Compensation Committee seeks to identify and mitigate any practices that may encourage executive officers to take inappropriate or excessive risks, or which could have a material adverse effect on the Company. The Compensation Committee, with the assistance of an independent compensation consultant, if required, annually reviews and assesses the Company’s compensation program in relation to such risks.

BALANCED PROGRAM

•

The Company’s executive compensation program appropriately balances fixed and variable pay, as well as short- and long-term incentives (in the aggregate, for the fiscal year ended March 31, 2022, approximately 56% of the NEOs’ target total direct compensation was directly linked to the Company’s performance).

•	The structure to determine short-term incentives (bonus) includes the possibility of a zero payout, as well as a pre-defined maximum payout.

•

The options granted under the LTIP (long-term incentive) have a 10-year term and vest over a four-year period, which highlights the long-term aspect of executive compensation as the intrinsic nature of options, whose value increases with shareholder value over a long-term period, motivate executive officers to create longer-term value.

•

The performance share units (“PSUs”) granted under the LTIP (long-term incentive) cliff vest after three years, at which time the final number of PSUs is determined in accordance with the applicable performance goals and the PSUs are settled in subordinate voting shares or cash, at the Company’s discretion.

•

The restricted share units (“RSUs”) granted under the LTIP (long-term incentive), if any, have a 3-year term, when they settle in subordinate voting shares, and therefore are tied to Alithya’s share performance and

ALITHYA  |  Compensation Discussion and Analysis      32

increase the long-term alignment of Alithya’s executives’ interest with those of its shareholders.

PROTECTION MECHANISMS

•	Accelerated vesting of Awards granted under the LTIP following a change of control occurs only following termination of employment (double trigger change of control).

•	Under the Company’s Insider Trading Policy, directors, executive officers and employees are prohibited from engaging in hedging activities against Alithya securities.

•

In order to further align their interests with those of shareholders, executive officers, including the NEOs, are required to meet a minimum share ownership requirement (please refer to the section entitled “Executive Share Ownership Requirement” below).

It is the Compensation Committee’s view that the Company’s compensation program and practices do not encourage inappropriate or excessive risk-taking.

EXECUTIVE SHARE OWNERSHIP REQUIREMENT

The Compensation Committee believes that the Company’s executive officers should own a significant amount of equity in the Company to further align their interests with those of the Company’s shareholders.

Accordingly, the Company’s executive officers, including the NEOs, are required to hold, within five years of their becoming a member of senior management of the Company, Shares having at least an aggregate minimum value determined as follows (the “Executive Share Ownership Requirement”):

MINIMUM SHARE OWNERSHIP REQUIREMENT	MULTIPLE OF ANNUAL BASE SALARY 5-YEAR TARGET(1)

President and Chief Executive Officer	5x

Members of the Executive Committee(2) (excl. the President and Chief Executive Officer)	3x

Other Executive Officers (i.e. President, USA and Senior Vice Presidents)	1.5x

(1)

Effective July 1, 2021, the Executive Share Ownership Requirement of the President and Chief Executive Officer was increased from a multiple of three times his annual base salary to a multiple of five times his annual base salary, while the one of the other members of the Executive Committee was increased from a multiple of one time their annual base salary to a multiple of three times their base salary and the one of other executive officers was increased from a multiple of one time their annual base salary to a multiple of one and a half times their annual base salary. They have five years to meet their increased target.

(2)

The Executive Committee consist of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Information Officer and the Chief Legal Officer and Corporate Secretary.

When assessing the executive officers’ share ownership level, the value of vested or unvested option-based awards (if any) is not included, but the value of vested share-based awards (if any), are. Shares and vested equity grants such as RSUs and PSUs are valued at the greater of their value at the time they were acquired and their market value using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding the date on which the share ownership level is assessed.

Under the Insider Trading Policy, the executive officers are prohibited from purchasing financial instruments to hedge against a decrease in the market value of the Shares.

All of the Company’s executive officers either meet or are on track to meet the Company’s Executive Share Ownership Requirement.

Compensation Review Process

The Compensation Committee annually reviews the total direct compensation (including base salary, short-term incentives and long-term incentives) of members of the Company’s Executive Committee comprised of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Information Officer and the Chief Legal Officer and Corporate Secretary as well as the short-term incentives and long-term incentives of other executive officers, including the President, USA. While performing its review, the Compensation Committee considers a number of factors and performance indicators.

The process begins with the business plans review and the determination of performance criteria and targets derived therefrom. The process involves the following steps:

•	Evaluation of the individual performance assessment for the members of the Executive Committee;

•	Review of available compensation benchmark and pay positioning;

•	Annual review of risk and assessment of risk mitigation features;

•	Review of annual incentive payouts for the prior year;

•	Review of compensation programs and annual compensation adjustments;

•	Review of new annual targets and long-term incentive awards; and

•	Monitoring and evaluation of the progress and performance of compensation programs.

The Compensation Committee reviews benchmark information and approves compensation adjustments for the following year by taking into consideration comparator group practices, individual performance, leadership abilities, retention considerations and succession plans.

The Compensation Committee also reviews and recommends for approval by the Board the performance targets related for both short-term and long-term incentives. These targets are derived from Alithya’s annual business plan, which is prepared by management and reviewed with the Board prior to the beginning of each fiscal year. Business planning is an extensive process during which the Company’s management examines with the Board the economic, business, regulatory and competitive conditions which affect or can be expected to affect Alithya’s business in the following three-year period. Throughout the year, members of the Compensation Committee are provided with updates related to the Company’s performance against targets.

The Compensation Committee also completes a formal assessment of performance each year, and may use discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other special circumstances.

COMPENSATION CONSULTANT

To assist in its review, the Compensation Committee periodically retains the services of an independent compensation consultant

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to provide compensation consulting services, which typically include advising on the Company’s compensation programs and assessing compensation-related market developments for executive officers and directors to ensure the competitiveness of the compensation programs and full alignment with a pay-for-performance and long-term value creation philosophy.

In fiscal 2021, the Compensation Committee retained the services of Willis Tower Watson (“WTW”) to perform a benchmark of its executive compensation program which resulted in changes thereto to align the total direct compensation of its executive officers with the median of a new comparator group for fiscal 2022, thus aligning its design and competitiveness. The benchmark also resulted in the Compensation Committee’s proposal to introduce a new form of share-based awards in the long-term incentives mix in order to continue promoting long-term engagement to better support the Company’s strategic plan expansion, while maintaining a reasonable level of cost and dilution for the shareholders.

Following its review of the benchmark with the new comparator group, the Compensation Committee recommended to the Board, and the Board approved, for fiscal 2022:

•

the introduction of a new form of share-based awards (PSUs) under the LTIP to reduce the Company’s emphasis on options to provide for increased long-term performance incentives, such grants being subject to the achievement of two performance measures, each weighting 50%: (i) quarterly revenue run rate target and (ii) relative total shareholder return (TSR) realized over a predetermined performance period; and

•	set target LTIP annual awards to be expressed as a percentage of base salary anchored at the median of the new comparator group.

For a list of the companies comprised in the comparator group, please refer to the section entitled “Benchmarking Using a Comparator Group” below.

The Compensation Committee reviewed WTW’s independence for fiscal 2022. The Compensation Committee is satisfied with the advice received from WTW and believes such advice to be objective and independent.

The Compensation Committee must pre-approve the terms of engagement and the compensation to be paid by the Company to any executive compensation consultant and any other services to be provided by the executive compensation consultant to the Company must be pre-approved by the Compensation Committee.

WTW’s fees for fiscal 2022 and 2021 were as follows:

	YEAR ENDED MARCH 31, 2022	YEAR ENDED MARCH 31, 2021

Executive compensation-related fees(1)	$ 54,704	$ 186,397

All other fees(2)	-	$ 17,624

(1)

The executive compensation-related fees billed by WTW in the fiscal year ended March 31, 2022 and 2021 include work related to the compensation review for the Company’s directors and executive officers.

(2)	“All other fees” consist of fees billed by WTW in the fiscal year ended March 31, 2022 in connection with compensation data purchased for non-executive positions for fiscal 2021.

BENCHMARKING USING A COMPARATOR GROUP

Pay levels are determined using a comparator group appropriate for the level and nature of the benchmarked positions. For the fiscal year ended March 31, 2022, Alithya’s executive compensation was compared against a new comparator group comprised of 15 Canadian companies and 18 U.S. companies, including companies in the IT industry, as well as companies in other industries, but of comparable size to Alithya in terms of revenues and market capitalization. Because of the footprint of the Company’s operations and the fact that it mainly competes in Canada and the U.S. to retain executive officers, the comparator group is composed of Canadian and U.S. companies, thus allowing the Company to offer its executive officers total compensation that is competitive in such markets.

The Company’s comparator group for fiscal 2022 was comprised of the following companies:

CANADIAN COMPANIES	U.S. COMPANIES

Absolute Software Corporation	American Software, Inc.

Calian Group Ltd.	Avid Technology, Inc.

Converge Technology Solutions Corp.	Bottomline Technologies (de), Inc.

Enghouse Systems Limited	Box, Inc.

Goodfood Market Corp.	Computer Task Group, Incorporated

IBI Group Inc.	Grid Dynamics Holdings, Inc.

Kinaxis Inc.	Huron Consulting Group Inc.

Lightspeed POS Inc.	Information Services Group, Inc.

Logistec Corporation	Perficient, Inc.

Nuvei Corporation	PFSweb, Inc.

Stingray Group Inc.	QAD Inc.

Tecsys Inc.	Qualys, Inc.

The Descartes Systems Group Inc.	SecureWorks Corp.

TVA Group Inc.	ServiceSource International, Inc.

Yellow Pages Limited	StarTek, Inc.

The Hackett Group, Inc.

WidePoint Corporation

Willdan Group, Inc.

EVOLUTION OF OUR COMPENSATION PROGRAM

The Compensation Committee strives to continuously improve the long-term alignment of its executive officers’ interests with those of its shareholders.

As such, during the last months of fiscal 2022 and the first months of fiscal 2023, the Compensation Committee undertook a review of additional potential features to enhance such alignment and the Compensation Committee recommended to the Board, and the Board approved, a new Share Unit Plan providing for the potential issuance of share-based awards (including deferred share units (“DSUs”) and/or RSUs) which would be settled in cash or market purchased shares, as determined by the Company, and, effective in fiscal 2023, the Company is introducing a new program under which executive officers and senior management have the option to elect to defer up to 50% of their annual bonus into DSUs to be settled in cash or market purchased shares, at the Company’s discretion, following the end of their employment (the “Bonus Election Program”).

The Compensation Committee believes that this new Bonus Election Program will provide another longer term performance incentive.

As an additional incentive, a matching grant of DSUs will be made by the Company equal to 25% of the amount of the bonus paid in such units. These matching units will vest on the one year anniversary of the award date and unvested matching units will be forfeited if the executive officer resigns (other than in connection with a retirement) or is terminated for cause.

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Executive Compensation Description

The four components of the Company’s executive compensation program are detailed below.

BASE SALARY

The Compensation Committee periodically reviews the appropriateness of the base salary of each NEO, taking into account their respective responsibilities, experience, performance assessment, including leadership abilities, and comparator group practices.

The base salary of each of the President and Chief Executive Officer, the Chief Financial Officer, and the Chief Legal Officer and Corporate Secretary are paid in Canadian dollars, while the base salary of the President, Alithya USA and the Chief Operating Officer are paid in U.S. dollars.

In fiscal 2022, the Compensation Committee approved adjustments to the annual base salary of all NEOs in order to bring their salaries closer to the median. These annual increases are consistent with the Company’s approach to executive total compensation.

ANNUAL BONUSES

Executive officers are eligible for annual bonuses in accordance with predetermined financial and operational criteria and targets, as approved by the Board upon the recommendation of the Compensation Committee and the President and Chief Executive Officer.

For the fiscal year ended March 31, 2022, the Compensation Committee recommended to the Board, and the Board approved:

•	to increase the performance trigger level from 80% to 90%.

•	To remove individual performance in the determination of the short-term incentive payout in order to foster teamwork; and

•	to remove the performance factor related to acquisitions for the determination of annual short-term incentive payout.

For the fiscal year ended March 31, 2022, the minimum target and maximum potential payouts of the NEOs expressed as a percentage of base salary were as follows:

POSITION	MINIMUM	TARGET	(1)	MAXIMUM(1)

President and Chief Executive Officer	-	80%		112%

Chief Financial Officer	-	50%		70%

Chief Operating Officer	-	70%		98%

President, Alithya USA(2)	-	63%		88%

Chief Legal Officer and Corporate Secretary	-	50%		70%

(1)	As a percentage of base salary as at March 31, 2022.

(2)	The annual short-term incentive payout determined for Mr. Smith was based on the financial and operational results of Alithya’s US business unit and other performance factors.

The determination of the payment and amount of any annual bonus depends on the overall financial performance of the Company. If the profitability performance criteria is met, then the actual payout is calculated based on the following formula:

Annual Base Salary	X	Target Bonus(1)	X	Corporate Performance Factor

(1)	The target bonus is expressed as a percentage of the base salary.

The corporate performance factor results from the interaction between four criteria: Adjusted EBITDA(1), revenue, client satisfaction and employee engagement. The table below shows the weight attributed to each criteria as well as the respective thresholds to be met. While the maximum level of achievement of the client satisfaction and employee engagement criteria is set at 100%, the level of achievement of the Adjusted EBITDA and revenue criteria could go up to 120%, which could result in an increased payout in the event of exceptional financial performance of the Company. The aggregate maximum payout is capped at 1.54 times of the target annual bonus.

CRITERIA	WEIGHT	THRESHOLD	MAX
Adjusted EBITDA(1)	40%	90%	120%

Revenue(2)	40%	90%	120%

Employee Engagement	10%	100%	100%

Client Satisfaction	10%	100%	100%

(1)

Adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other issuers. Management, however, believes that this measure is useful for executive compensation purposes as it best reflects the Company’s performance. The definition of Adjusted EBITDA can be found in section 5 “Non-IFRS Measures” of Alithya’s Management’s Discussion and Analysis (“MD&A”) for the fiscal year ended March 31, 2022, which section is incorporated by reference in this document; such MD&A has been filed and is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(2)	The revenue criteria is the target revenue fixed by the Company in its annual budget. It is an IFRS measure.

The Company does not disclose specific revenue and Adjusted EBITDA objectives because it considers that the information would place it at a significant competitive disadvantage if such objectives became known. Disclosing the specific objectives set in line with the Company’s annual budget and strategic planning process would expose the Company to serious prejudice and negatively impact its competitive advantage. For example, it may impair the Company’s ability to negotiate accretive business agreements, putting incremental pressure on its profit margins. In addition, the Company believes that disclosing objectives would be inconsistent with the Company’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

Consistent with the foregoing, for the fiscal year ended March 31, 2022, considering the sustained continued organic growth led, among others, by the NEOs, and long-lasting efforts of the NEOs in connection with recent acquisitions, the Board determined a total payout of 67% of their target bonus for the NEOs, except for Mr. Smith, who was awarded 70% of his target bonus.

LONG-TERM INCENTIVES

The Board considers a number of factors to assess the Company’s long-term incentive strategy, including the balance between sustained long-term shareholder value creation, the required level of ownership under the Executive Share Ownership Requirement, executive retention risk, as well as the overall dilution impact on the total number of subordinate voting shares reserved for issuance under the LTIP.

Long-Term Incentive Awards

The annual grant of long-term incentive awards to NEOs and other eligible employees is reviewed and approved at meetings of the Compensation Committee and the Board which occur each year in June.

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In order to determine each NEO’s long-term incentive award, the Compensation Committee takes into consideration retention risk and succession plans, as well as the Company’s compensation approach and the value of long-term incentives granted by companies comprised in the comparator group. For the list of companies comprised in the comparator group, please refer to the section entitled “Executive Compensation Program” above.

For the fiscal year ended March 31, 2022, the long-term incentives target of the NEOs expressed as a percentage of base salary were as follows:

POSITION	TARGET

President and Chief Executive Officer	135%

Chief Financial Officer	65%

Chief Operating Officer	80%

President, Alithya USA	23%

Chief Legal Officer and Corporate Secretary	50%

Options

Options to purchase subordinate voting shares are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the price of the subordinate voting shares increases between the grant date and the vesting date, options have a realizable value. Gains are realized once the options are exercised and the underlying shares subsequently sold, and are equal to the difference between the selling price of the subordinate voting shares and the price of the subordinate voting shares on the grant date, multiplied by the number of options exercised.

Options granted under the LTIP are granted at the discretion of the Board based on the executive officer’s performance, level of expertise, responsibilities, and comparable levels of opportunity awarded to executive officers of other issuers of comparable size within the industry.

For the fiscal year ended March 31, 2022, a value equal to 50% of the NEO’s long-term incentives were issued in the form of options.

The exercise price of the options granted is equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant.

Please refer to the section entitled “Long Term Incentive Plan – Option Features” for a summary of the key terms of options issued under the LTIP.

RSUs & PSUs

RSUs and PSUs are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value and to provide a means through which the Company may attract and retain key personnel. Each RSU and each PSU entitles the beneficiary thereof to receive one subordinate voting share of the Company and, if determined by the Board, will be credited with dividend equivalents in the form of additional RSUs or PSUs based on the closing price of the subordinate voting shares on the TSX on the trading day immediately following the dividend record date.

The vesting period of PSUs is three years from the date of grant or as the Board may otherwise determine. The vesting period of RSUs that were granted in fiscal 2021 was one year. The Company does not, however, intend to grant additional RSUs as part of its annual grant of long-term incentives at this time and instead intends to grant PSUs. The RSUs features described below only apply to the RSUs that were granted in fiscal 2021.

In addition to vesting over time, the payment of PSUs is also conditioned upon the achievement of certain performance goals fixed by the Board) and the Board may also determine other vesting terms applicable to the grants.

Upon expiration of the vesting period, the vested RSUs and PSUs are settled by the Company in accordance with the settlement schedule by issuing from treasury one subordinate voting share for each RSU or PSU held. However, RSUs and PSUs can also be settled in cash, at the election of the Compensation Committee, in which case the cash amount paid for each RSU or PSU will be based on the five-day volume-weighted average trading price of the share on the TSX prior to the date of settlement.

RSUs and PSUs granted under the LTIP are granted at the discretion of the Board based on the executive officer’s performance, level of expertise, responsibilities, and comparable levels of opportunity awarded to executive officers of other issuers of comparable size within the industry.

The price at which the RSUs and PSUs are granted is equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant.

Please refer to the section entitled “Long Term Incentive Plan – Restricted Share Units Features” and “Long Term Incentive Plan – Performance Share Units Features” for a summary of the key terms of RSUs and PSUs issued under the LTIP.

For the fiscal year ended March 31, 2022, a value equal to 50% of the NEO’s long-term incentives were issued in the form of PSUs. No RSUs were issued. The performance criteria applicable to the PSUs was a function of Alithya’s Quarterly Revenue Run Rate and Relative Total Shareholder Return based on the following formula:

50%	X	Quarterly Revenue Run Rate Payout Multiplier (range of 0 to 1.5)	+	50%	X	Relative Total Shareholder Return Multiplier (range of 0 to 1.5)

The Quarterly Revenue Run Rate is based on achieving on or before the end of the performance period target revenues for any fiscal quarter. The multiplier will be determined in accordance with the following table based on the quarterly revenue achieved during the Performance Period.

PERFORMANCE LEVEL	REVENUES	MULTIPLIER

Minimum	<90% of target	0%

Threshold	90% of target	50%

Target	100% of target	100%

Maximum	120% of target	150%

If the highest quarterly revenue for any fiscal quarter falls between two levels, the Quarterly Revenue Run Rate Payout Multiplier is calculated on a straight-line interpolation between the two levels.

The Company does not disclose specific revenue objectives because it considers that the information would place it at a significant competitive disadvantage if such objectives became known. Disclosing the specific objectives set in line with the Company’s annual budget and strategic planning process would expose the Company to serious prejudice and negatively impact its competitive advantage.

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Relative Total Shareholder Return is determined based on the total shareholder return (“TSR”) realized over the performance period (April 1, 2021 to March 31, 2024 for fiscal 2022) compared to the TSR over the same Performance Period for each company included in the TSR performance peer group. For fiscal 2022, the companies included in the TSR performance peer group consists of companies in the technology sector that are listed in Canada or in the U.S. with a size generally comparable to that of Alithya with few larger brand name companies that represent well-known organizations attracting investors who wish to invest in the technology sector. These companies were selected as being a better basis for assessing Alithya’s relative performance while the broader peer group is more reflective of the market in which Alithya competes for talent. These are:

COMPANY NAME

Calian Group Ltd.	Innodata Inc.

CGI Inc.	Huron Consulting Group Inc.

Computer Task Group, Incorporated	Information Services Group, Inc.

Conduent Incorporated	Perficient, Inc.

Converge Technology Solutions Corp.	StarTek, Inc.

CSP Inc.	TSR, Inc.

TSR is calculated based on the increase in share price over the performance period plus dividends received over that period. Alithya calculates the percentile rank of the Company’s TSR based on the TSR results for the peer group (including the Company’s TSR). For example, a TSR result that is equal to or greater than 75% of the TSR results of the companies in the peer group is at the 75th percentile rank.

TSR RANKING	MULTIPLIER

<25th percentile	0%

25th percentile	50%

50th percentile	100%

75th percentile	150%

If performance falls between two levels, the multiplier is calculated on a straight-line interpolation between them.

OTHER BENEFITS

Share Purchase Plan

The Company offers, through its ESPP, to all of its eligible employees and those of its subsidiaries, including the NEOs, the opportunity to purchase subordinate voting shares through payroll deductions, and the Company matches the participants’ contributions, up to a maximum percentage of the employee’s gross salary. Subordinate voting shares are purchased on the open market. For a summary of the material provisions of the Company’s ESPP, please refer to Schedule A of this Information Circular.

Group Insurance Benefits

The Company offers to its executive officers long-term and short-term disability coverage, medical and dental insurance (including coverage for eligible dependents) and life insurance. The actual value of these benefits varies from time to time depending, among other things, on applicable costs.

401(k) Tax Deferred Savings Plan

U.S. executive officers are entitled to participate in the Company’s 401(k) tax deferred savings plan (“401(k) Plan”) which is available to all eligible U.S. employees and through which the Company matches a certain percentage of each participant’s annual contribution made under the 401(k) Plan, up to a certain percentage of each participant’s annual base salary.

Perquisites

The Company also currently provides a limited number of perquisites and personal benefits to its NEOs, the nature and value of which, in the view of the Compensation Committee, are reasonable and in line with general market practices.

ALITHYA  |  Compensation Discussion and Analysis      37

Compensation of the NEOs

The following briefly presents the Company’s NEOs and the key compensation components of their target total direct compensation for the fiscal year ended March 31, 2022.

PAUL RAYMOND

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Paul Raymond has served as President and Chief Executive Officer of the Company since April 2012, and before that, as Chief Operating Officer between April 2011 and March 2012. Before joining Alithya, Mr. Raymond held several key senior management positions in a major information technology firm. Mr. Raymond is a computer engineering graduate from the Royal Military College of Canada.

2022 TARGET TOTAL DIRECT COMPENSATION(1)
COMPONENTS	FIXED	AT-RISK
Salary	31.75%	-

Annual Bonus	-	25.39%

LTIP(2)	-	42.86%

Total Direct Compensation	31.75%	68.25%

CLAUDE THIBAULT

CHIEF FINANCIAL OFFICER

Mr. Claude Thibault is the Chief Financial Officer of Alithya, a position he has held since August 2018 when he joined Alithya. Before joining Alithya, he held various executive positions, including as Chief Financial Officer, of private and public companies. Mr. Thibault is a Chartered Professional Accountant (CPA, CA-CF) and a Chartered Business Valuator (CBV). He holds a Bachelor’s degree in accounting from HEC Montréal and a Master of Business Administration from McGill University.

2022 TARGET TOTAL DIRECT COMPENSATION(1)
COMPONENTS	FIXED	AT-RISK
Salary	46.51%	-

Annual Bonus	-	23.26%

LTIP(2)	-	30.23%

Total Direct Compensation	46.51%	53.49%

CLAUDE ROUSSEAU

CHIEF OPERATING OFFICER

Mr. Claude Rousseau has served as Chief Operating Officer of Alithya since December 2016, and before that as Chief Commercial Officer. Before joining Alithya, he held a series of senior management positions at national telecommunications companies over more than 28 years. Mr. Rousseau holds a Bachelor’s degree in business administration from Laval University.

2022 TARGET TOTAL DIRECT COMPENSATION(1)
COMPONENTS	FIXED	AT-RISK
Salary	40.00%	-

Annual Bonus	-	28.00%

LTIP(2)	-	32.00%

Total Direct Compensation	40.00%	60.00%

RUSSELL SMITH

PRESIDENT, ALITHYA USA

Mr. Russell Smith serves as President, Alithya USA, a position he has held since November 2018. Mr. Smith was previously the President of Fullscope, Inc., which was acquired as part of the acquisition of Edgewater Technology, Inc. He has held various management positions at IT consulting services companies for more than 20 years, including RedKlay Solutions, The Pinnacle Group, CSC and IBM. Mr. Smith holds a Bachelor’s degree in industrial engineering from Auburn University and a Master of Business Administration from Duke University’s Fuqua School of Business.

2022 TARGET TOTAL DIRECT COMPENSATION(1)
COMPONENTS	FIXED	AT-RISK
Salary	53.89%	-

Annual Bonus	-	34.00%

LTIP(2)	-	12.11%

Total Direct Compensation	53.89%	46.11%

NATHALIE FORCIER

CHIEF LEGAL OFFICER AND CORPORATE SECRETARY

Ms. Nathalie Forcier is the Chief Legal Officer and Corporate Secretary of Alithya, a position she has held since 2018 when she joined Alithya. Before joining Alithya, Ms. Forcier was Vice-President, Legal Affairs at CGI from 2013 to 2017, and previously Director, Legal Affairs at CAE Inc. Prior to transferring in-house, Ms. Forcier was a partner in the Business Law Group at McCarthy Tétrault LLP. Ms. Forcier holds a Bachelor’s degree in civil law from Laval University and is a member of the Québec Bar.

2022 TARGET TOTAL DIRECT COMPENSATION(1)
COMPONENTS	FIXED	AT-RISK
Salary	50.00%	-

Annual Bonus	-	25.00%

LTIP(2)	-	25.00%

Total Direct Compensation	50.00%	50.00%

(1)	The total direct compensation excludes compensation received and which is reflected in the “all other compensation” column of the summary compensation table provided later in this document.

(2)	This component of the target total direct compensation regroups all long-term incentive awards, which includes, for fiscal 2022, options to purchase subordinate voting shares and PSUs.

ALITHYA  |  Compensation Discussion and Analysis      38

SUMMARY COMPENSATION TABLE

The following table sets forth the annual total compensation for the NEOs:

NAME AND TITLE	FISCAL YEAR	SALARY ($)	SHARE- BASED AWARDS(1) ($)	OPTION- BASED AWARDS(2) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLAN(3) ($)	ALL OTHER COMPENSATION(4)(5) ($)	TOTAL COMPENSATION ($)
Paul Raymond President and Chief Executive Officer	2022	555,000	374,625	374,626	403,400	36,328	1,743,979
	2021	495,000	138,848	120,915	210,375	31,079	996,217
	2020	495,000	-	126,840	-	32,921	654,761

Claude Thibault Chief Financial Officer	2022	340,000	110,502	110,500	179,500	19,345	759,847
	2021	320,000	52,798	48,366	80,000	17,509	518,673
	2020	320,000	-	65,957	-	19,380	405,337

Claude Rousseau(5) Chief Operating Officer	2022	501,600	194,285	194,276	310,992	131,172	1,333,325
	2021	489,298	107,446	63,654	171,254	141,290	972,942
	2020	492,100	-	91,325	-	146,810	730,235

Russell Smith(5) President, Alithya USA	2022	447,184	51,196	49,290	197,505	27,288	772,463
	2021	451,278	-	37,444	208,282	51,228	748,232
	2020	432,250	-	95,080	119,700	39,026	686,056

Nathalie Forcier Chief Legal Officer and Corporate Secretary	2022	325,000	81,251	81,251	183,785	14,878	686,165
	2021	276,250	34,899	32,244	56,000	12,077	411,470
	2020	265,000	-	44,394	-	12,052	321,446

(1)

The fair value of RSUs awarded in fiscal 2021 and PSUs awarded in fiscal 2022 is calculated using the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant, and assuming target performance in the case of a PSU, which is a common approach.

(2)

The fair value of options granted is the accounting fair value of the options determined in accordance with IFRS 2 using the Black-Scholes option pricing model. The calculation of the fair value of the options yielded a grant date fair value of $1.27 for options granted on June 21, 2019, $0.56 for options granted on August 16, 2019, $0.81 for options granted on June 23, 2020 and $1.20 for options granted on June 14, 2021. The assumptions to determine Black-Scholes values were as follows:

	June 21, 2019	Aug. 16, 2019	June 23, 2020	June 14, 2021

Dividend (%)	0.00	0.00	0.00	0.00

Expected volatility (%)	30.00	30.00	34.90	34.70

Risk-free interest rate (%)	2.02	1.14	0.46	1.25

Expected life (years)	6.63	1.50	6.63	6.63

(3)	This column shows the value of the annual bonuses received by the NEOs for each of the Company’s fiscal year ended March 31, 2022, 2021 and 2020.
(4)

This column includes Alithya’s contributions under the ESPP and towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the total salary for the applicable fiscal year and which is not required to be disclosed under CSA rules. For Mr. Rousseau, this column includes an annual relocation allowance for his relocation from Montréal to Orlando amounting to $60,000, $79,300 and $79,800 for the fiscal years ended March 31, 2022, 2021 and 2020 respectively. For Messrs. Rousseau and Smith, this column also includes $5,883 and $6,656 for the fiscal year ended March 31, 2022, $6,755 and $8,046 for the fiscal year ended March 31, 2021, and $8,849 and $7,731 for the fiscal year ended March 31 2020, respectively, in respect of employer matching contributions to Alithya’s 401(k) Plan. Matching contributions are made in U.S. dollars; the amounts included in the table are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2022, 2021 and 2020 which was $1.254, $1.322 and $1.330 for each U.S. dollar respectively.

(5)

While Messrs. Rousseau and Smith are paid in U.S. dollars, the amounts included in the table are in Canadian dollars, converted on the basis of the average exchange rate used in the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2022, 2021 and 2020 which was $1.254, $1.322 and $1.330 for each U.S. dollar respectively.

Incentive Plan Awards Held and Vested

INCENTIVE PLAN AWARDS – OUTSTANDING AWARDS HELD

The following table shows all options held by Alithya’s NEOs as at March 31, 2022, including (i) options originally granted by the Company before it went public (“Pre-IPO Alithya”), which were converted, on substantially the same terms and conditions as were applicable under the outstanding incentive plans of Pre-IPO Alithya immediately prior to the acquisition of Edgewater Technology, Inc. (“Edgewater”) (the “Edgewater Acquisition”), into options to acquire a number of subordinate voting shares equal to the number of shares subject to such options for options of Pre-IPO Alithya, and (ii) options issued as part of the NEOs’ compensation during the fiscal years ended March 31, 2022, 2021 and 2020. The table also shows (i) the value of vested RSUs issued on June 23, 2020 to the executive officers, including the NEOs (except Mr. Smith), during the fiscal year ended March 31, 2021 which are fully vested, and (iv) the number and value of PSUs issued on June 14, 2021 to the executive officers, including the NEOs, during the fiscal year ended March 31, 2022, which are unvested.

ALITHYA  |  Compensation Discussion and Analysis      39

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME AND TITLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(1) ($)	NUMBER OF SHARE OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED(2) ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED(3) ($)
Paul Raymond(4)	52,632	1.90	March 31, 2023	70,001
Chief Executive Officer	100,000	2.46	March 31, 2023	77,000
	52,632	1.90	March 31, 2024	70,001
	100,000	2.21	March 31, 2024	102,000
	52,632	1.90	March 31, 2025	70,001
	100,000	2.87	March 31, 2025	36,000
	100,000	2.96	March 31, 2026	27,000
	100,000	3.80	May 16, 2027	-
	135,000	4.50	October 31, 2028	-
	100,000	3.64	June 20, 2029	-
	150,000	2.26	June 22, 2030	145,500
	311,617	3.23	June 13, 2031	-
	1,354,513			597,503	115,983	374,625	198,442

Claude Thibault	47,000	4.50	October 31, 2028	-
Chief Financial Officer	52,000	3.64	June 20, 2029	-
	60,000	2.26	June 22, 2030	58,200
	91,915	3.23	June 13, 2031	-
	250,915			58,200	34,211	110,502	75,459

Claude Rousseau(5)	10,000	2.87	March 31, 2026	3,600
Chief Operating Officer	25,000	2.96	March 31, 2026	6,750
	30,000	3.80	May 16, 2027	-
	74,000	4.50	October 31, 2028	-
	72,000	3.45	June 20, 2029	-
	85,000	2.09	June 22, 2030	96,900
	161,600	3.32	June 13, 2031	-
	457,600			107,250	60,150	194,285	165,308

Russell Smith(5)	85,000	3.42	August 15, 2022	-
President, Alithya USA	47,000	4.30	October 31, 2028	-
	37,500	3.45	June 20, 2029	-
	50,000	2.09	June 22, 2030	57,000
	41,000	3.32	June 13, 2031	-
	260,500			57,000	15,850	51,196	-

Nathalie Forcier	27,000	4.50	October 31, 2028	-
Chief Legal Officer and	35,000	3.64	June 20, 2029	-
Corporate Secretary	40,000	2.26	June 22, 2030	38,800
	67,585	3.23	June 13, 2031	-
	169,585			38,800	25,155	81,251	49,878

(1)

The value shown is equal to the excess, if any, of the closing price of the subordinate voting shares on the TSX on March 31, 2022, the last trading day of the fiscal year ended March 31, 2022 ($3.23), over the option’s exercise price. The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any. For Messrs. Rousseau and Smith, the option’s exercise price is converted using the March 31, 2022 exchange rate of $1.2496 for each U.S. dollars.

(2)

As all RSUs were vested as at March 31, 2022, this column shows the value of unvested PSUs only. The value shown is established by multiplying the number of unvested PSUs by the closing price of the subordinate voting shares on the TSX on March 31, 2022 ($3.23), the last trading day of the fiscal year ended March 31, 2022, assuming that performance and vesting conditions will be fully met and assuming a payout of 100%. The actual value realized will be based on the actual price of the subordinate voting shares on the TSX on the day on which the PSUs will be settled.

(3)

As all PSUs were unvested as at March 31, 2022, this column shows the value of vested RSUs only. The value shown is established by multiplying the number of vested RSUs by the closing price of the subordinate voting shares on the TSX on March 31, 2022 ($3.23), the last trading day of the fiscal year ended March 31, 2022. The actual value realized will be based on the actual price of the subordinate voting shares on the TSX on the day on which the RSUs will be settled.

(4)

Except for those options of Mr. Raymond which expire on October 31, 2028 and thereafter and entitle him to acquire subordinate voting shares, all other options held by Mr. Raymond were granted by Pre-IPO Alithya prior to the Edgewater Acquisition and entitle him to acquire multiple voting shares.

(5)

Except for Mr. Rousseau’s options expiring prior to June 20, 2029, the exercise price of Messrs. Smith’s and Rousseau’s options is in U.S. dollars. The exercise price shown for their options in U.S. dollars is the Canadian dollar equivalent of the U.S. exercise price determined using the March 31, 2022 exchange rate of $1.2496 for each U.S. dollar:

Option Expiration Date	Option Exercise Price (US$)	Option Exercise Price (C$)

August 15, 2022	2.74	3.42

October 31, 2028	3.44	4.30

June 20, 2029	2.76	3.45

June 21, 2030	1.67	2.09

June 13, 2031	2.66	3.32

The conversion of the exercise price on a given date may result in a different Canadian dollar equivalent exercise price than the exercise price of grants made in Canadian dollars to the other NEOs.

ALITHYA  |  Compensation Discussion and Analysis      40

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table shows the value from incentive plans vested or earned, as well as the gain earned from options exercised, by the NEOs under the Company’s incentive plans during the fiscal year ended March 31, 2022.

NAME AND TITLE	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR(1) ($)	NUMBER OF OPTIONS EXERCISED DURING THE YEAR	VALUE REALIZED ON EXERCISE OF OPTIONS DURING THE YEAR(2) ($)	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR(3) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR ($)

Paul Raymond President and Chief Executive Officer	-	152,632	230,001	208,271	403,400

Claude Thibault Chief Financial Officer	-	-	-	79,197	179,500

Claude Rousseau Chief Operating Officer	-	-	-	173,497	310,992

Russell Smith President, Alithya USA	-	-	-	-	197,505

Nathalie Forcier Chief Legal Officer and Corporate Secretary	-	-	-	52,348	183,785

(1)

This column shows the value of options held by the NEOs which vested during the Company’s fiscal year ended March 31, 2022. This column shows no amount as the exercise price of options held by the NEOs were greater than the closing price of the subordinate voting shares on the day the options vested.

(2)

The value realized is calculated by multiplying the number of shares acquired upon exercise by the difference between the exercise price and the closing price of the subordinate voting shares on the TSX on the exercise date.

(3)

This column shows the value of share-based awards held by the NEOs which vested during the Company’s fiscal year ended March 31, 2022. In fiscal 2022, the only share-based awards that vested were RSUs. The value shown is established by multiplying the number of vested RSUs by the closing price of the subordinate voting shares on the TSX on June 23, 2021 ($3.39), the vesting date of such awards. Vested RSUs will be settled as soon as practicable following the third anniversary date of the date of grant (June 23, 2023).

Performance Graph

The subordinate voting shares are listed for trading on the TSX and NASDAQ under the symbol ALYA. The following performance graph illustrates the cumulative return on a $100 investment in the subordinate voting shares made on November 2, 2018, being the date on which the subordinate voting shares started trading on the TSX, compared with the cumulative return on the S&P/TSX Smallcap Index for the same period (i.e. from November 2, 2018 to March 31, 2022).

During the period commencing at the close of November 2, 2018 up to March 31, 2022, the cumulative shareholder return on an investment in the subordinate voting shares followed a relatively similar trend as that of an investment on the S&P/TSX Smallcap Index, except that for the period between March 31, 2020 to March 31, 2022, the cumulative shareholder return on an investment in the subordinate voting shares shows a relatively slower increase, in part, in management’s view, due to the adverse impacts of the COVID-19 pandemic.

ALITHYA  |  Compensation Discussion and Analysis      41

TRENDS IN COMPENSATION

The following graph illustrates the relationship between the aggregate total compensation paid to the NEOs relative to the Company’s performance and cumulative return on a $100 investment in the subordinate voting shares over the period from November 2, 2018 to March 31, 2022.

Despite the slow increase in the trading price of the subordinate voting shares in part due the adverse impacts of the COVID-19 pandemic on the global economy, the trend shows a certain correlation between the total compensation granted to the NEOs and the Company’s cumulative total shareholder return. The total NEO compensation for the period ended March 31, 2020 was lower due to the fact that no bonus was paid to the executive officers for such period. For the periods ending March 31, 2021 and 2022, the Company introduced share-based awards to provide for increased long-term performance incentive and ensure retention of talents, resulting in an increase in NEO total compensation compared to the period ending March 31, 2020.

Long Term Incentive Plan

SECURITIES AUTHORIZED FOR ISSUANCE

The table below indicates, as at March 31, 2022, certain information with respect to the Company’s LTIP.

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING SECURITIES (#)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING SECURITIES ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN)(1) (#)

Equity compensation plans approved by security holders

Options(2)	4,084,082	3.23	-

DSUs	439,521	N/A	-

RSUs	181,498	N/A	-

PSUs	332,263	N/A	-

Total	5,037,364	-	4,235,197

Equity compensation plans not approved by security holders	-	-	-

(1)	Based on 10% of the issued and outstanding Shares as at March 31, 2022.

(2)

Consists of 3,194,727 options granted under the LTIP with a weighted average exercise price of $3.34 and 889,355 options that were granted under legacy option plans and converted into options to acquire Shares of Alithya at closing of the Edgewater Acquisition with a weighted average exercise price of $2.83.

BURN RATE

The following table presents the burn rate of awards granted under the LTIP (i.e. options, RSUs and DSUs) for the fiscal years ended March 31, 2022, 2021 and 2020:

	2022	2021	2020
Number of awards (options, RSUs and DSUs) granted during the year	1,578,714	1,133,577	1,067,106

Weighted average number of subordinate voting shares and multiple voting shares	85,297,843	58,209,375	56,399,499

Burn rate	1.85%	1.95%	1.89%

ALITHYA  |  Compensation Discussion and Analysis      42

OPTION FEATURES

The following table shows the key terms of options issued under the LTIP:

Shares Issuable	Subordinate voting shares.

Exercise Price	Equal to the closing price of the subordinate voting shares on the TSX on the date immediately preceding the date of grant.

Term	10 years.

Vesting Criteria

Vest and are exercisable in the manner set out in the applicable award agreement, subject to the participant continuing to be an employee or director, as applicable, or as otherwise agreed to by the Board.

Options granted under the LTIP generally vest over a four-year period at a rate of 25% on each of the second and third anniversary dates of their grant and 50% on the fourth anniversary date of their grant.

Termination	Please refer to Schedule A for a description of the termination conditions.

LEGACY OPTION PLANS

Options granted under the Pre-IPO Alithya’s incentive plan and Edgewater incentive plans (collectively, the “Legacy Plans”) that were outstanding immediately prior to the Edgewater Acquisition were converted into options to acquire Shares of Alithya at closing. No further grants may be made under the Legacy Plans and an aggregate of 889,355 options, representing 0.96% of the outstanding Shares as at March 31, 2022, remain outstanding under the Legacy Plans and continue to be governed by the terms and conditions of such plans.

As at March 31, 2022, among the options governed by Edgewater’s incentive plans that were converted into options to acquire Shares of Alithya at closing of the Edgewater Acquisition, only options governed by the terms and conditions of Edgewater’s Amended and Restated 2000 Stock Option Plan (the “2000 Edgewater Stock Option Plan”), which had a term of seven years from their grant date and all of which were fully vested, were outstanding. As at March 31, 2022, options subject to the terms and conditions of Pre-IPO Alithya Stock Option Plan generally had a term of 10 years from their grant date and were fully vested.

The Pre-IPO Alithya Stock Option Plan did not contain limits on grants to insiders, but the 2000 Edgewater Stock Option Plan limited the aggregate number of grants to officers and directors under the plan to less than fifty percent (50%) of the total number of grants under the plan and to less than fifty percent (50%) of the total number of shares underlying the total number of grants under the plan.

Under the Legacy Plans, the option exercise price was determined by the Board in its discretion and could be above or below the market price of the underlying shares at the time of the grant. Options granted under the Legacy Plans are not assignable in whole or in part, except pursuant to laws of descent or distribution.

The Board may amend the Legacy Plans at any time, provided that no amendment shall materially impair the rights of option holders in respect of previously granted options and, in the case of the 2000 Edgewater Stock Option Plan, subject to shareholder approval if required by applicable law or regulation. Options granted under the 2000 Edgewater Stock Option Plan are subject to forfeiture in the event of a breach of non-competition, non-solicitation or confidentiality obligation to Alithya.

RESTRICTED SHARE UNITS FEATURES

The following table shows the key terms of the RSUs issued under the LTIP to the NEOs (excluding Mr. Smith) in respect of the fiscal year ended March 31, 2021:

Shares Issuable	Subordinate voting shares.

Vesting Criteria	Vest on the first anniversary date of the date of grant.

Settlement Date	As soon as practicable following the third anniversary date of the date of grant.

Termination	Please refer to Schedule A for a description of the termination conditions.

PERFORMANCE SHARE UNITS FEATURES

The following table shows the key terms of the PSUs issued under the LTIP to the NEOs in respect of the fiscal year ending March 31, 2022:

Shares Issuable	Subordinate voting shares.

Performance Period	Three fiscal years starting from April 1 of the fiscal year in respect of which the PSUs are issued.

Number of PSUs	An initial number of PSUs is granted. The final number of PSUs is subject to adjustment based on the extent to which the performance goals set out in the grant letter are achieved at the end of the performance period.

Vesting Criteria	Vest on the third anniversary date of the date of grant.

Settlement Date	As soon as practicable following the third anniversary date of the date of grant, but in no event later than December 15 of the year of the third anniversary date.

Termination	Please refer to Schedule A for a description of the termination conditions.

ALITHYA  |  Compensation Discussion and Analysis      43

Employment Arrangements of the NEOs

The terms and conditions of the employment of each NEO are set forth in their employment agreement, if any, or their employment offer letter with Alithya, or, in the case of Mr. Smith, with Edgewater prior to the Edgewater Acquisition. Their employment is for an indefinite term (or at will) and include confidentiality, non-solicitation and non-competition covenants.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The following table summarizes the non-solicitation and non-competition covenants, severance payable upon termination without cause and change of control provisions applicable to the NEOs as at March 31, 2022.

NAME AND TITLE	NON-SOLICITATION COVENANT	NON-COMPETITION COVENANT	PAYMENT IN THE EVENT OF A TERMINATION WITHOUT CAUSE(1)	PAYMENT IN THE EVENT OF A TERMINATION FOLLOWING A CHANGE OF CONTROL(1)(2)
Paul Raymond President and Chief Executive Officer	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	24 months of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years
Claude Thibault Chief Financial Officer	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	12 months plus one month per year of service (subject to a maximum of 24 months) of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years
Claude Rousseau Chief Operating Officer	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	12 months plus one month per year of service (subject to a maximum of 24 months) of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years
Russell Smith(3) President, Alithya USA	24 months following termination	12 months following termination	12 months of base salary(4)	-
Nathalie Forcier Chief Legal Officer and Corporate Secretary	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	12 months plus one month per year of service (subject to a maximum of 18 months) of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years

(1)

Messrs. Raymond, Thibault, Rousseau and Smith and Ms. Forcier would also be entitled to the continuity of certain benefits (such as insurance coverage and/or annual relocation allowance) for the duration of the severance.

(2)

For Messrs. Raymond, Thibault and Rousseau and Ms. Forcier, applies in the event of termination without cause or resignation for good reason within 12 months following a change of control. Resignation for good reason includes the following: (i) if their remuneration, including social benefits, is considerably reduced, (ii) if they suffer a significant diminution of their responsibilities, authority, status or hierarchy, taken as a whole, without their prior written consent, and (iii) if their principal place of work is relocated to a place located more than 100 kilometers from their usual principal place of work).

(3)	Mr. Smith’s terms and conditions of employment do not contain specific provisions in the event of a termination following a change of control.

(4)

Mr. Smith’s offer letter provides for a severance in the event of a termination without cause equal to three months of his base salary. Mr. Smith is, however, party to a certain Stay Bonus Agreement dated December 22, 2017 entered into with Edgewater which provides for a severance equal to 12 months of his base salary in the event of a termination without cause conditional upon his compliance with the non-compete covenant contained therein.

INCENTIVE COMPENSATION PAYMENTS IN THE EVENT OF TERMINATION, RESIGNATION, RETIREMENT, DEATH OR DISABILITY

Unless otherwise determined by the Board, the options, RSUs and PSUs held by the NEOs would be treated as follows upon termination, resignation, retirement, death or disability, assuming a termination date of March 31, 2022:

PLAN(1)	TERMINATION WITHOUT CAUSE	VOLUNTARY RESIGNATION	RETIREMENT	TERMINATION FOR CAUSE	TERMINATION FOLLOWING CHANGE OF CONTROL	DEATH OR DISABILITY
LTIP (Options, RSUs and PSUs granted since November 1, 2018)

Vested options are exercisable until the earlier of their expiration date and 90 days after termination

Vested RSUs and PSUs are settleable as soon as reasonably practical

Unvested options, RSUs and PSUs are immediately forfeited and cancelled

Vested options are exercisable until the earlier of their expiration date and 90 days after resignation

Vested RSUs and PSUs are settleable as soon as reasonably practical

Unvested options, RSUs and PSUs are immediately forfeited and cancelled

			Unvested options, RSUs and PSUs continue to vest, and all options remain exercisable until the date that is 90 days following the last vesting date(2)	Vested and unvested options, RSUs and PSUs are immediately forfeited and cancelled	Unvested options, RSUs and PSUs vest immediately if the executive is terminated without cause within two years of the change of control Awards are then settled or exercised in accordance with their terms	Unvested options, RSUs and PSUs vest immediately and all options remain exercisable until the date that is 90 days after the date of disability or 180 days after the day of death
Pre-IPO Alithya Stock Option Plan(3)(4) (Options originally issued by Alithya pre-IPO which were converted)	Unvested options continue to vest, and all options remain exercisable until the date that is 60 days following the termination	Vested and unvested options continue to vest and remain exercisable until the date that is 60 days following the resignation	-	Vested and unvested options are immediately forfeited and cancelled	Unvested options vest immediately if the executive is terminated without cause within two years of the change of control Options are then exercised in accordance with their terms	Vested and unvested options continue to vest and remain exercisable until the date that is 60 days following the death or disability

ALITHYA  |  Compensation Discussion and Analysis      44

(1)

As at March 31, 2022, the NEOs only had outstanding options, RSUs and PSUs governed by the terms and conditions of the LTIP and the Pre-IPO Alithya Stock Option Plan. Mr. Smith’s last options originally issued by Edgewater expired on March 6, 2022.

(2)

In the event the participant commences employment with a direct competitor of the Company or breaches a non-competition or non-solicitation obligation during the retirement, options that have not been exercised are forfeited and cancelled.

(3)

Options to acquire Alithya shares originally issued under the Pre-IPO Alithya Stock Option Plan that were outstanding immediately prior to the Edgewater Acquisition are subject to the terms of the Pre-IPO Alithya Stock Option Plan.

(4)

The Pre-IPO Alithya Stock Option Plan does not contain any specific provisions with regards to retirement or termination following a change of control. The provisions applicable in the event of a voluntary resignation would therefore apply by default.

TERMINATION WITHOUT CAUSE, VOLUNTARY RESIGNATION, RETIREMENT, TERMINATION FOR CAUSE AND CHANGE OF CONTROL PAYMENTS

The following table summarizes the severance and incremental amounts payable to each NEO in the event of a termination without cause and a termination following a change of control assuming a termination date of March 31, 2022. No severance is payable in the event of a voluntary resignation, retirement or termination for cause.

	TERMINATION WITHOUT CAUSE ($)		TERMINATION FOLLOWING A CHANGE OF CONTROL(1) ($)

NAME AND TITLE	SEVERANCE(2)	LTIP(3)	SEVERANCE(2)	LTIP(3)
Paul Raymond President and Chief Executive Officer	1,320,375	–	1,320,375	520,125

Claude Thibault Chief Financial Officer	475,000	–	760,000	168,702

Claude Rousseau(4) Chief Operating Officer	922,761	–	1,165,593	287,755

Russell Smith(4) President, Alithya USA	469,498	–	469,498	106,178

Nathalie Forcier Chief Legal Officer and Corporate Secretary	441,250	–	706,000	120,051

(1)

As indicated in the table in the preceding section entitled “Incentive Compensation Payments in the Event of Termination, Resignation, Retirement, Death or Disability”, Messrs. Raymond, Thibault and Rousseau and Ms. Forcier are entitled to the severance shown in this column in the event of a termination without cause or resignation for good reason within 12 months following a change of control. Also, as Mr. Smith’s terms and conditions of employment do not contain specific provisions in the event of a termination following a change of control, the terms and conditions applicable in the event of a termination without cause or with cause would therefore apply by default, if applicable. The amount indicated for Mr. Smith in the table above assumes that the termination would be without cause.

(2)

The amounts shown as severance do not include the costs associated with the continuity of certain benefits (such as insurance coverage and/or relocation allowance) to which the NEOs would remain entitled to for the duration of the severance.

(3)

For a termination without cause, no amounts are shown for the LTIP as unvested awards are forfeited and cancelled in the event of a termination without cause. For a termination following a change of control, the amounts shown for the LTIP include the value of unvested in-the-money options and unvested PSUs held by the NEO as at March 31, 2022 multiplied by the closing price of the subordinate voting shares on the TSX on March 31, 2022 ($3.23) and provide that PSUs would vest immediately with performance goals being deemed to have been met at 100% of the specified target level of performance. As at March 31, 2022, all RSUs were vested. The LTIP provides for double trigger vesting upon termination of employment within 24 months following a change of control. Under the LTIP, a NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause within two years of the change of control. For more detail on the value attributed to the options, RSUs and PSUs, please refer to the table under section entitled “Incentive Plan Awards – Outstanding Awards Held”.

(4)

Messrs. Rousseau and Smith are paid in U.S. dollars. The amounts shown as severance are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s audited consolidated financial statements for the year ended March 31, 2022 which was $1.254 for each U.S. dollar. For more detail on the value attributed to the options, RSUs and PSUs, please refer to the table under the section entitled “Incentive Plan Awards – Outstanding Awards Held”.

ALITHYA  |  Compensation Discussion and Analysis      45

Other Information

Indebtedness of Directors and Executive Officers

No Nominee Director or executive officer of the Company, or any former director or executive officer of the Company, or any associate of any of the foregoing, is, or has been at any time during fiscal 2022, excluding routine indebtedness, indebted to the Company or its subsidiaries, either in connection with the purchase of securities of the Company or otherwise.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any Nominee Directors, executive officers or insiders of the Company, or any associate or affiliate of such persons or the Company in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries, other than as disclosed below.

La Capitale and Quebecor each beneficially own, or control or direct, directly or indirectly, more than 10% of Alithya’s subordinate voting shares as a result of the acquisition of R3D Consulting Inc. La Capitale and Quebecor are parties to commercial contracts pursuant to which Alithya receives significant revenues. Mr. Pierre Karl Péladeau was nominated in July 2021 as a director of Alithya pursuant to an Investor Rights Agreement entered into by the Company and Quebecor on April 1, 2021, was elected as a director on September 15, 2021 and will cease to be a director on September 14, 2022. Mr. Péladeau is also the controlling shareholder of Quebecor.

Shareholder Proposals

The Company will include, as applicable, proposals from Shareholders that comply with applicable laws and the advance notice by-law in next year’s management information circular for our next annual Shareholders meeting to be held in respect of the fiscal year ending on March 31, 2023. Shareholders who wish to submit a proposal, other than the nomination of directors, should send their proposal to the Corporate Secretary at the head office of the Company (1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5) with a copy at secretariat@alithya.com, by April 19, 2023. Shareholders who wish to propose the nomination of directors should abide by the prescribed timeframe provided for in the advance notice by-law of the Company.

Availability of Documents

The Company is a reporting issuer in Canada and the U.S. and is required to file various documents, including financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on Company’s website at www.alithya.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, or may be obtained from the Company on request by email at secretariat@alithya.com or by mail or by phone as follows:

Investor Relations

Alithya Group inc.

1100, Robert-Bourassa Boulevard

Suite 400

Montréal, Québec, H3B 3A5

Tel: 1-844-985-5552

Approval

The Board of the Company has approved the contents of this Information Circular and its sending to the shareholders of the Company.

Nathalie Forcier

Chief Legal Officer and Corporate Secretary

July 18, 2022

ALITHYA  |  Other Information      46

Schedule A | Long Term Incentive Plan and Share Purchase Plan Description

Long Term Incentive Plan

The following summary describes the material terms of the Long Term Incentive Plan of Alithya (“LTIP”). This summary is, however, not a complete description of all the provisions of the LTIP and is qualified in its entirety by reference to the LTIP.

ADMINISTRATION

The LTIP is administered by the Board. The Board has the authority to, among other things, determine eligibility for awards to be granted, determine, modify or waive the type or types of, form of settlement of, and terms and conditions of awards, to accelerate the vesting or exercisability of awards, to adopt rules, guidelines and practices governing the operation of the LTIP as the Board deems advisable, to interpret the terms and provisions of the LTIP and any award agreement, and to otherwise do all things necessary or appropriate to carry out the purposes of the LTIP. To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers conferred on it pursuant to the LTIP.

ELIGIBILITY

Certain Alithya employees and directors, and those of its designated affiliates, are eligible to participate in the LTIP. However, eligibility to participate will not confer any right to receive any grant of an award pursuant to the LTIP. The Board has sole and complete authority, in its discretion, to determine the individuals to whom grants may be made.

AUTHORIZED SHARES

Shares issued upon the exercise or settlement of awards granted under the LTIP are issued from treasury and, in the case of RSUs and PSUs, may be settled in cash. Subject to adjustment, as described below, the maximum number of subordinate voting shares issuable under the LTIP is equal to 10% of the number of Shares that are issued and outstanding from time to time.

Subordinate voting shares subject to an award that, for any reason, (i) expires without having been exercised, (ii) is cancelled, forfeited, surrendered, or terminated, (iii) or otherwise is settled without the issuance of subordinate voting shares will again be available for grant under the LTIP.

As of March 31, 2022, there were 4,084,082 outstanding options, which represented 4.40% of the issued and outstanding Shares, 439,521 outstanding DSUs, which represented 0.47% of the issued and outstanding Shares, and 181,498 RSUs, which represented 0.20% of the issued and outstanding Shares. As of March 31, 2022, 4,235,197 Shares remained available for issuance pursuant to awards under the LTIP, which represented 4.57% of the issued and outstanding Shares.

TYPES OF AWARDS

The LTIP provides for awards of (i) stock options, (ii) restricted shares, (iii) restricted share units, (iv) performance share units, (v) deferred share units, and (vi) share appreciation rights.

•

Stock Options. The exercise price of stock options may not be less than the market price of the subordinate voting shares at the time of grant. The market price is equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant. The Board determines at the time of grant the vesting conditions that impact the time or times at which stock options become exercisable and the terms on which stock options remain exercisable. Subject to any accelerated termination as set forth in the LTIP, or extension pursuant to a black-out period, the maximum term of a stock option is 10 years.

•	Restricted Shares. An award of restricted shares is an award of subordinate voting shares subject to certain restrictions and to a risk of forfeiture.

•

Restricted Share Units. An award of restricted share units is an award denominated in subordinate voting shares that entitles the participant to receive subordinate voting shares in the future. The delivery of subordinate voting shares under a restricted share unit award may be subject to the satisfaction of performance conditions or other vesting conditions as determined by the Board.

•

Performance Share Units. An award of performance share units is an award the vesting and settlement of which is subject to performance objectives and other vesting conditions. Performance objectives may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance relative to an index or comparator group, or on any other basis determined by the Board.

•

Deferred Share Units. An award of deferred share units is an award of a notional investment in subordinate voting shares reflected on an unfunded, book-entry account maintained by Alithya. Deferred share units may be subject to performance conditions or other vesting conditions. Deferred share units are settled in subordinate voting shares generally on the 90th day of the participant’s termination date, for Canadian participants, and on the 180th day of the participant’s termination date, for U.S. participants.

•

Share Appreciation Rights. An award of share appreciation rights is an award that, subject to determination by the Board, will upon exercise provide the participant with a right to receive a specified number of subordinate voting shares equal in value to a specified increase in the market value of the subordinate voting shares. Subject to any accelerated termination as set forth in the LTIP, the maximum term of a share appreciation right is 10 years.

Awards are settled in newly-issued subordinate voting shares, and, in the case of RSUs and PSUs, may also be settled in cash. RSUs, PSUs and DSUs are entitled to dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as

ALITHYA  |  Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description      47

normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held on the record date for the payment of such dividend, by (b) the market price of a subordinate voting share at the close of the first business day immediately following the dividend record date, with fractions computed to three decimals. For further details on the term, vesting and termination of stock options, please refer to the section entitled “Long Term Incentive Plan - Option Features”.

LIMITS ON GRANTS OF AWARDS

The maximum aggregate number of subordinate voting shares issuable, at any time to insiders of Alithya under the LTIP and any other Alithya security-based compensation arrangements involving newly issued subordinate voting shares may not exceed 10% of the issued and outstanding Shares. In addition, the maximum aggregate number of subordinate voting shares issued within any one-year period to insiders of Alithya under the LTIP and any other Alithya security-based compensation arrangements involving newly issued subordinate voting shares may not exceed 10% of the issued and outstanding Shares.

BLACK-OUT PERIOD

If an award expires or is settled during, or within five business days after, a routine or special trading black-out period imposed by Alithya to restrict trades in Alithya’s securities, then the award shall expire ten business days after the trading black-out period is lifted by the Alithya.

TERMINATION OF EMPLOYMENT OR DIRECTORSHIP

The Board has the authority to determine the vesting schedule applicable to each award and to accelerate the vesting or exercisability of any award. The Board may also determine the effect of termination of directorship on an award. Unless otherwise provided by the Board upon a termination of a participant’s employment or directorship under the following circumstances, the following treatment will apply:

•

Death or Disability. All awards shall immediately vest (or cease to be restricted) as of the termination date, and each stock option or share appreciation right held will continue to be exercisable (i) in the case of disability, until the date that is 90 days after the date of disability, or (ii) in the case of death, until the date that is 180 days after the date of death. Any performance targets associated with any award will be deemed to have been met at the target performance level.

•

Retirement of an Employee. All unvested awards shall continue to vest and be settled and exercised in accordance with their terms, except that each stock option or share appreciation right held will continue to be exercisable until the date that is 90 days following the last vesting date of such stock option or share appreciation right and, if not exercised on or before such date, will be forfeited and cancelled.

•

Voluntary Resignation of Employment (other than pursuant to a Retirement). All unvested awards will be forfeited and cancelled as of the termination date. Stock options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment or (ii) the award’s expiration date. Any performance targets associated with any vested awards will be deemed to have been met at the target performance level.

•	Termination of Employment by Alithya for Cause. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.

•

Termination of Employment by Alithya other than for Cause. All unvested awards will be forfeited and cancelled as of the termination date. Stock options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment, or such longer period as permitted by the Board, or (ii) the award’s expiration date. Any performance targets associated with any vested awards will be deemed to have been met at the target performance level.

•	Termination of Directorship by Alithya for Breach of Fiduciary Duty. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.

•

Termination of Directorship for any reason other than Death, Disability, or Breach of Fiduciary Duty. The Board may, in its sole discretion, at any time prior to or following the date of termination of directorship, provide for the exercise, vesting or settlement of any or all awards held by the director on the date of termination.

NON-TRANSFERABILITY OF AWARDS

Awards under the LTIP may not be sold, assigned, transferred, alienated, pledged, mortgaged, charged, or otherwise encumbered, and may not be subject to attachment or legal process for the payment of any debts or obligations of the participant other than to a permitted assign or with the approval of the Board. A permitted assign means, a spouse or a holding entity, RRSP, RRIIF or a trustee, custodian, or administrator acting on behalf of, or for the benefit of the participant or the participant’s spouse (“Permitted Assign”).

RECOVERY OF COMPENSATION

The Board may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of Alithya’s Clawback Policy. For further information on the Clawback Policy, please refer to the section entitled “Ethical Business Conduct – Clawback Policy” of this Information Circular.

ALITHYA  |  Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description      48

CHANGE IN CONTROL

In the event of a Change in Control (as such term is defined in the LTIP), the Board may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding awards into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Board in its discretion, in any entity participating in or resulting from a Change in Control; (ii) the termination of an award in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of such Change in Control (and, for the avoidance of doubt, if as of the date of the occurrence of such Change in Control the Board determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by Alithya without payment); (iii) the replacement of such award with other rights or property selected by the Board in its sole discretion; or (iv) any combination of the foregoing. In taking any of these actions, the Board will not be required to treat all awards similarly. If an employee is terminated from employment within 24 months following a Change in Control, awards granted to the employee prior to the Change in Control will immediately vest. No acceleration of vesting occurs on a Change in Control unless there is no publicly traded successor entity.

CERTAIN ADJUSTMENTS

Should Alithya effect a subdivision or consolidation of shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of Alithya that does not constitute a Change in Control and would warrant the amendment or replacement of any existing awards in order to adjust the number of subordinate voting shares that may be acquired on the vesting of outstanding awards and/or the terms of any award in order to preserve proportionately the rights and obligations of the participants holding such awards, the Board will, subject to the prior approval of the applicable stock exchange, as applicable, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The Board may from time to time, without notice to or approval of the holders of voting shares of Alithya, amend, modify, change, suspend or terminate the LTIP or any outstanding award, as the Board determines appropriate. However, the Board shall not alter, suspend or terminate the LTIP or any outstanding award without the participant’s consent, if such alteration, suspension or termination of the LTIP or any outstanding award would materially impair the participant’s rights or materially increase the participant’s obligations under the LTIP (unless the Board determines that such adjustment is required or desirable in order to comply with any applicable securities law or stock exchange requirements). Shareholder approval will be required, in addition to the extent required by law, for any amendment, modification or change that (i) increases the percentage of subordinate voting shares reserved for issuance under the LTIP (except with respect to the adjustments described above), (ii) increases or removes the

10% limits on subordinate voting shares issuable or issued to insiders as described above, (iii) reduces the exercise price of an award (except with respect to the adjustments described above), (iv) extends the term of any award granted under the LTIP beyond its original expiration date (except where an expiration date would have fallen within a black-out period applicable to the participant or within five business days following the expiry of such a black-out period), (v) permits awards to be transferred to a person other than a Permitted Assign or other than for normal estate settlement purposes, or (vi) deletes or reduces the range of amendments which require approval of the holders of voting shares of Alithya.

The Board may, without shareholder approval, amend the LTIP for purposes of, (a) making any amendments to the general vesting provisions or restricted period of each Award; (b) making any amendments to the termination of employment or director mandate; (c) making any amendments to add covenants of Alithya for the protection of an employee or director, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the employee or director; (d) making any amendments not inconsistent with the LTIP as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the employee or director it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where an employee or director resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the employee or director; or (e) making such changes or corrections which, on the advice of counsel to Alithya, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the employees or directors.

Employee Share Purchase Plan

The following summary describes the material terms of the ESPP. It is, however, not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP.

PURPOSE AND SCOPE

The purpose of the ESPP is to encourage and assist eligible employees of Alithya to acquire a proprietary interest in Alithya by providing such eligible employees with a convenient and regular method of acquiring subordinate voting shares. The ESPP enables participants to make regular personal investments in subordinate voting shares by way of payroll deduction. The ESPP also provides for matching employer contributions, up to a certain amount, that are also invested in subordinate voting shares.

ADMINISTRATION

The ESPP is administered by the Board in its sole and complete authority. Subject to applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers of the Board under the ESPP. Alithya has appointed TSX Trust Company as administrative agent to assist in the

ALITHYA  |  Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description      49

administration of the ESPP, including to purchase subordinate voting shares in the open market and hold them on behalf of participants as well as maintain records respecting such shares.

ELIGIBILITY

All permanent employees of Alithya or any designated affiliate are eligible to participate in the ESPP. Alithya reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the ESPP at any time.

TERMINATION

A participant’s participation in the ESPP shall be terminated immediately upon (i) the participant’s death, (ii) the participant’s cessation of active employment for any reason (including retirement or permanent disability) with Alithya or a designated affiliate, (iii) any judgment, attachment, garnishment or other court order affecting the participant’s compensation or the participant’s account under the ESPP is filed or levied upon Alithya, the employer or the administrative agent, or the participant is legally adjudged incompetent or becomes bankrupt, or (iv) the employer ceases to be a designated affiliate of Alithya. A participant may also elect voluntarily to terminate his or her participation at any time.

NO ASSIGNMENT

The interest of any participant under the ESPP is not transferable, assignable or alienable by pledge, assignment or in any manner whatsoever.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The ESPP may be amended by the Board at any time in accordance with applicable securities laws or stock exchange rules, and without shareholder approval unless required by such laws or rules. The Board may also suspend the ESPP in whole or in part from time to time or terminate it at any time. However, any amendment, suspension or termination shall not adversely affect the entitlement of the participants to the full balance of their accounts, without their written consent.

ALITHYA  |  Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description      50

Schedule B | Mandate of the Board

MANDATE FOR THE BOARD OF DIRECTORS

General

The board of directors (the “Board”) of Alithya Group inc. (the “Company”) is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and its underlying value.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

Composition

The Board shall be constituted at all times of a majority of directors who are independent directors within the meaning of applicable Canadian and United States securities laws and the NASDAQ corporate governance standards.

Responsibilities

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit and Risk Management Committee, the Corporate Governance and Nominating Committee, and the Human Capital and Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties include, but are not limited to the following categories:

APPOINTMENT OF SENIOR OFFICERS

1.

The Board is responsible for approving the appointment of the Chief Executive Officer, other executives and other senior officers, and approving their compensation, following a review of the recommendations of the Human Capital and Compensation Committee.

2.

In approving the appointment of the chief executive officer, other executives and other senior officers, the Board will, to the extent feasible, satisfy itself as to the integrity of these individuals and ensure that they create a culture of integrity throughout the Company.

3.

The Board from time to time delegates to senior officers the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

4.	The Board oversees that succession planning programs are in place, including programs to train and develop management.

BOARD ORGANIZATION

5.

The Board will receive recommendations from the Corporate Governance and Nominating Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

6.

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

STRATEGIC PLANNING

7.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Company and its objectives and goals.

8.	The Board is responsible for reviewing, providing input to, and approving the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

MONITORING OF FINANCIAL PERFORMANCE AND OTHER FINANCIAL REPORTING MATTERS

9.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

10.

The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company.

11.	The Board is responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

12.

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

ALITHYA  |  Schedule B  |  Mandate of the Board      51

RISK MANAGEMENT

13.

The Board is responsible for overseeing the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

POLICIES AND PROCEDURES

14.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.

15.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations, Communications and Reporting

COMMUNICATIONS AND REPORTING

16.

The Board has approved and will revise from time to time as circumstances warrant a communications plan to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

17.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(c)	reporting annually to shareholders on its stewardship for the preceding year; and

(d)	overseeing the Company’s implementation of systems which accommodate feedback from shareholders.

MEETINGS

18.	The Board will meet as often as necessary and in accordance with the Company by-laws.

DATED November 1, 2018, as amended on November 12, 2019 and November 11, 2020.

ALITHYA  |  Schedule B  |  Mandate of the Board      52